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Final Prospectus
Pursuant to Rule 424(b)(3)
File No. 333-124457

Prospectus

63,122,500 Shares

Common Stock

        The shareholders of MedicalCV, Inc. identified under "Selling Shareholders" are offering and selling 63,122,500 shares of common stock, representing shares issuable upon the conversion of preferred stock and the exercise of warrants, under this prospectus. We issued these securities to the selling shareholders in our April 2005 private placement. We will receive none of the proceeds from the sale of the shares by the selling shareholders, except for the exercise price of the warrants, if and when such warrants are exercised, assuming the exercise price is paid in cash, by the selling shareholders.

        Our shares of common stock are quoted on the OTC Bulletin Board and trade under the ticker symbol "MDCV." On May 13, 2005, the closing price of a share on the OTC Bulletin Board was $0.85.

        The shares offered under this prospectus involve risks. See "Risk Factors" beginning on page 6.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 17, 2005.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUMMARY	3
SUMMARY CONSOLIDATED FINANCIAL DATA	5
RISK FACTORS	6
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	18
USE OF PROCEEDS	19
CAPITALIZATION	20
SELECTED CONSOLIDATED FINANCIAL DATA	21
MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS	22
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION	23
BUSINESS	38
MANAGEMENT AND BOARD OF DIRECTORS	50
EXECUTIVE COMPENSATION	52
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	55
PRINCIPAL SHAREHOLDERS	60
DESCRIPTION OF SECURITIES	64
SHARES ELIGIBLE FOR FUTURE SALE	71
SELLING SHAREHOLDERS	72
PLAN OF DISTRIBUTION	77
LEGAL MATTERS	79
EXPERTS	79
AVAILABLE INFORMATION	79
INDEX TO FINANCIAL STATEMENTS	F-1

PROSPECTUS SUMMARY

        This summary highlights some important information regarding our business. It is qualified in its entirety by, and should be read in conjunction with, the more detailed information, financial statements and accompanying notes appearing elsewhere in this prospectus. We urge you to read the entire prospectus carefully, especially the risks of investing in our securities discussed under "Risk Factors," before you decide to buy our securities.

MedicalCV, Inc.

Our Business

        We are a cardiovascular surgery device manufacturer. Our largely new management team is focusing on the repositioning and redirection of our company into high growth cardiovascular surgery markets. In December 2004, we received from the U.S. Food and Drug Administration, or FDA, a FDA 510(k) clearance for our ATRILAZE™ Surgical Ablation System. The clearance allows for proof-of-concept in the human clinical setting and direct marketing of the ATRILAZE system, which began in January 2005. We previously developed, manufactured and marketed mechanical heart valves known as the Omnicarbon® 3000 and 4000. After many years of operating losses and following an exhaustive evaluation of our business, we determined to withdraw from the mechanical heart valve business in November 2004 and to direct our resources instead to the development and introduction of products for improving patient outcomes by early treatment of cardiovascular disorders and disease, including products targeting the treatment of atrial fibrillation, or "AF."

        Atrial fibrillation is the most common cardiac arrhythmia. A cardiac arrhythmia is erratic electrical energy that interferes with normal rhythm of the heart. AF reduces cardiac output by up to 30% and is also a major precursor to congestive heart failure.

        Atrial fibrillation is currently managed via three different and distinct medical treatment options:

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  Antiarrhythmic and anticoagulant drugs;

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  Interventional techniques via percutaneous approaches utilizing catheter-based technologies; and

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  Open-heart surgery.

        In January and February 2005, the ATRILAZE system was used to ablate cardiac tissue in five concomitant open-heart surgical procedures in which two cardiovascular surgeons used a modified Maze procedure as a means to treat the AF condition of those patients.

        We acquired our laser technology platform for the treatment of atrial fibrillation in August 2003. The laser technology platform, now known as the ATRILAZE Surgical Ablation System, consists of an ATRILAZE laser unit and hand-held device. The tabletop laser unit itself is a cardiac tissue specific wavelength diode laser. The hand-held device or probe is a low-profile, ergonomic laser delivery tool that mimics the surgeon's scalpel. The first generation product lends itself well to the open-heart surgical setting for proof-of-concept. Future generations of the ATRILAZE system will be geared towards a minimally invasive setting to ablate cardiac tissue, as a means to treat AF in a stand- alone procedure. In this case, a patient would be treated solely with cardiac tissue ablation in a closed-chest, beating heart surgical procedure. By opening this procedure to more patients, the stand-alone, minimally invasive approach for the treatment of AF would be available to a potential $1.5 billion worldwide market by 2008, according to Health Research International's October 2002 market report. We believe that the design of the ATRILAZE system lends itself well to the current standard of the Maze procedure in open-heart settings and should successfully lend itself to the stand-alone minimally invasive surgical procedure of the future.

Our Strategy

        As we exit the mechanical heart valve business, our direction will be focused on moving aggressively forward into the AF market. We intend to revolutionize the AF market by establishing our products as the standard of care for minimally invasive surgical procedures. Key elements of this strategy are:

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  Capitalize on the large, undefined, chaotic AF market;

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  Focus on leading cardiovascular surgeons to drive initial market acceptance; and

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  Expand product development focus on a stand-alone, minimally invasive procedure for cardiac tissue ablation as a means to treat AF.

We believe that our goals for development of the ATRILAZE system and management's ability to define markets will position us for alternative paths, including:

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  Development of a strong and rapid-growth sales base; and

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  Making us an attractive candidate for corporate partnering or acquisition.

        Although we have a long operating history in the manufacture and marketing of mechanical heart valves and other cardiovascular products, our business involving the development and marketing of cardiac tissue ablation products to treat AF is in the development stage. Revenue from the sale of mechanical heart valves decreased substantially in fiscal year 2005, and we ceased selling heart valves on April 30, 2005. We expect to incur substantial operating losses during fiscal years 2005 and 2006. We do not expect to generate any significant level of revenues from the ATRILAZE system until fiscal year 2007, although we cannot predict whether any significant levels of revenue will be generated or when we may become profitable. You should carefully review "Risk Factors" to learn more about risks of investment in our securities.

        Our company was incorporated in Minnesota on March 30, 1992, under the name CV Dynamics, Inc. In April 1992, we acquired all of the tangible and intangible assets of Omnicor, Inc. Omnicor resulted from the corporate and financial restructuring of a predecessor company called Medical Incorporated, which was organized in 1971 to develop and market the Lillehei-Kaster heart valve, licensed from the University of Minnesota. Our company changed its name to MedicalCV, Inc. in February 2000. Our corporate headquarters is located at 9725 South Robert Trail, Inver Grove Heights, MN 55077. Our telephone number is (651) 452-3000. Our website is www.medcvinc.com. The information contained on our website is not a part of this prospectus.

        In this prospectus, unless we state otherwise or the context requires, references to "MedicalCV," "we," "us," "our," and similar references refer to MedicalCV, Inc.

SUMMARY CONSOLIDATED FINANCIAL DATA

	Years Ended April 30,		Nine Months Ended January 31,
	2003	2004	2004	2005
Statement of Operations Data:
Net sales	$2,578,063	$3,410,975	$2,544,494	$1,805,658
Cost of goods sold	1,807,402	2,204,993	1,404,436	2,529,457
Gross profit	770,661	1,205,982	1,140,058	(723,799)
Total operating expenses	5,018,873	5,302,114	4,017,144	4,534,504
Net loss	(4,667,709)	(6,238,990)	(3,694,174)	(5,679,712)
Basic and diluted net loss per share	(.60)	(.78)	(.42)	(.54)
Weighted average number of shares outstanding, basic and diluted	7,843,834	8,046,736	8,737,214	10,613,627

January 31, 2005
Balance Sheet Data:
Total current assets	$1,787,652
Total current liabilities	6,297,744
Working capital deficit	(4,510,092)
Total assets	2,924,909
Related party lease obligations, including current portion	3,249,568
Total shareholders' deficit	(6,327,279)

RISK FACTORS

        Investment in the shares offered under this prospectus is speculative, involves substantial risk and is suitable only for persons or entities of substantial means who have no need for immediate liquidity with respect to this investment and can bear the risks, including the risk of losing their investment. In addition to the information set forth elsewhere in this prospectus, prospective investors should carefully consider the following risk factors.

        Some of the information in this prospectus contains forward-looking statements. You can identify such statements by noting the use of forward-looking terms such as "believes," "expects," "plans," "estimates" and other similar words. Certain risks, uncertainties or assumptions that are difficult to predict may affect these statements. The risk factors described in this prospectus could cause our actual operating results to differ materially from those expressed in any forward-looking statement. We caution you to keep in mind these risk factors and to refrain from placing undue reliance on any forward-looking statements, which speak only as of the date of this prospectus.

        We have a history of losses and our future profitability is uncertain. We have incurred losses in each of the last eight fiscal years. We had net losses of $4,667,709 for the fiscal year ended April 30, 2003, $6,238,990 for the fiscal year ended April 30, 2004, and $5,679,712 for the nine months ended January 31, 2005. We expect to continue to incur substantial losses for the remainder of fiscal year 2005 and for fiscal year 2006 as we exit the heart valve business and continue development of new products. As of January 31, 2005, we had an accumulated deficit of $28,991,797 and negative working capital of $4,510,092. In April 2005, we completed a private sale of $13.6 million of 5% Series A Convertible Preferred Stock and converted approximately $4.4 million of debt into shares of preferred stock. We estimate that this new funding will provide us with funding through mid-2006 to develop and launch products within our ATRILAZE system for ablation of cardiac tissue, a procedure used for surgical treatment of atrial fibrillation. Substantial additional financing will be needed beginning in the second half of 2006 to build market share for our ATRILAZE system and to respond to competitive pressures or unanticipated requirements. Our failure to obtain such financing when required could adversely affect our competitive position and results of operations. We will incur additional losses until we are able to introduce new products and generate substantial revenues, while maintaining reasonable expense levels, all of which involve uncertainty. We cannot assure you that our revenues will grow in future periods or that we will ever become profitable. If we do achieve profitability, we cannot assure you that we would be able to sustain or increase profitability on a quarterly or annual basis in the future. In addition, the report of our independent registered public accounting firm for fiscal year 2004 includes an explanatory paragraph expressing doubt about our ability to continue as a going concern.

        Our 2005 private placement of convertible preferred stock and warrants has resulted in a concentration of ownership. Investors in our private placement of $18.0 million own preferred stock and warrants that, if all such securities were converted into, or exercised for the purchase of, common stock, would represent aggregate ownership of more than 85% of the outstanding common shares of our company. A major portion of the equity securities sold in the private placement were acquired by PKM Properties LLC, an entity controlled by Paul K. Miller, one of our directors and the largest beneficial owner of our securities. Should any of these shareholders convert their preferred shares or exercise their rights to acquire our common stock pursuant to warrants and agree to vote in concert, they would control our company. To our knowledge, these investors have not acted as a group in seeking, negotiating or making their investment in our company and consider themselves independent investors. Even though most of these investors are contractually precluded from acquiring more than 9.999% of our common stock at any one time, should they seek to convert their preferred stock or exercise their warrants, they could act in concert with respect to the common shares they would acquire, and would thus control our company.

        The conversion of our preferred stock or the exercise of warrants issued to investors in the 2005 private placement may depress the price of our common stock and substantially dilute the ownership interests of existing common shareholders. If the holders of our preferred stock were to convert their preferred stock and exercise their warrants, in each case as of April 1, 2005, they would own an aggregate of more than 85% of our common stock, in addition to any shares they may now or in the future own. If they convert their preferred stock into shares of common stock or exercise their warrants and sell their shares into the market, these sales could lower the market price of our common stock and dilute the holdings of existing common shareholders. In addition, we may choose to pay the 5% per year dividend on the preferred shares, which is payable on a quarterly basis, by adding the same to the stated value of preferred stock, in which case additional dilution would result. Dilution or the potential for dilution could also materially impair our ability to raise capital through the future sale of equity securities.

        As a result of the issuance of the convertible preferred stock and warrants, we will record a significant non-cash charge against net income (loss) and net income (loss) available to common shareholders in the last quarter of fiscal year 2005 related to the fair value of the warrants, which will be reported as a liability, and the convertible preferred stock, which contains a beneficial conversion feature inherent in the discounted conversion price that the preferred shareholders may receive. If we were to issue additional equity securities in a future financing at a per share price lower than the current conversion price of the preferred stock, or the exercise price of the warrants issued with the preferred stock, then the conversion price of the preferred stock and the exercise price of such warrants would automatically adjust downward to be equal to the common stock equivalent price of such newly-issued securities and an additional charge would be recorded. While we have no plans to issue securities in a manner that would trigger these anti-dilution provisions, we could elect to do so in the future or be required to do so in order to finance the company. The full details of these anti-dilution provisions are contained in the Certificate of Designation of the rights and preferences of the 5% Series A Convertible Preferred Stock, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

        Holders of our preferred shares have certain rights to require us to redeem their preferred shares and warrants, and the placement agent and finder who received warrants in the preferred stock placement also have rights to require us to redeem those warrants, thereby resulting in a liability related to the warrants on our balance sheet beginning on April 30, 2005. Future increases in the fair value of the foregoing warrants will result in charges to our results of operations. In the event of certain fundamental transactions such as a sale or merger, the preferred shareholders have the right to require us to redeem the preferred shares at their stated value, including any accrued but unpaid dividends. In the event of certain defaults, the preferred shareholders have the right to require us to redeem the preferred shares at 110% their stated value, including any accrued but unpaid dividends. As a result of these redemption provisions, the carrying value of these preferred shares are considered to be mandatorily redeemable and will be reported as a "mezzanine" instrument on our balance sheet beginning on April 30, 2005. The expected carrying value of this redeemable preferred stock at April 30, 2005 will be reduced by the carrying value of the warrants described below. The aggregate liquidation value of these preferred shares at April 30, 2005 will be $18,035,000. In the event of a sale or merger transaction, the warrants issued to the preferred shareholders and the placement agent and finder provide them with the right to put the warrants to us for cash in an amount equal to the fair value of the warrants, as determined using the Black Scholes option pricing model. As a result of this put right, the warrants will be reported at their fair value as a liability on our balance sheet beginning on April 30, 2005 and future changes in the fair value of the warrant will result in charges or benefits to our results of operations. The estimated fair value of these warrants at April 30, 2005 is expected to be significant.

        If we fail to register and maintain registration for common stock issuable upon conversion of the preferred stock and exercise of warrants sold with the preferred stock, we face substantial monetary charges. In connection with our 2005 private placement, we entered into a registration rights agreement in which we agreed to prepare and file with the SEC by a certain filing date, a registration statement which registers common stock issuable upon conversion of the preferred stock and exercise of the warrants, which registration statement must be made effective by certain specific dates and maintained effective throughout a period of up to five years. We may also be obligated to file additional registration statements with respect to our shares and, potentially, additional shares issuable pursuant to the terms of the preferred stock. If we fail to file any registration statement by a required filing date, or a registration statement is not declared effective by a specified effectiveness date, or after an effective date, the registration statement ceases to be effective and available to the holders of the securities that were registered for more than an aggregate of 40 days in any consecutive 12 month period, then in addition to other rights which such holders may have against us under applicable law, we are obligated to pay as liquidated damages to such holders for each calendar month or portion thereof an amount equal to 1.5% of the aggregate amount originally invested by these investors until we satisfy the requirements of the registration rights agreement. For example, a failure to maintain a registration statement effective in accordance with the requirements of the registration rights agreement would cost our company approximately $9,000 per day for each day we fail to satisfy our obligations under such agreement. In addition, if we fail to file and maintain such registration statements, our preferred shareholders may be able to require us to redeem their preferred stock for cash at 110% of the stated value of the preferred stock.

        We estimate that our current capital resources will fund our operation through mid-2006, but we will require substantial additional financing, which may be difficult to obtain. Our failure to obtain necessary financing or doing so on unfavorable terms could adversely affect our product development program and marketing efforts. Our future capital requirements will depend on many factors, including:

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  The cost of product development, such as outsourced design and engineering services, and product prototyping;

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  The timing of, and the costs involved in, obtaining regulatory approvals;

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  The cost of enhancing and protecting our intellectual property portfolio;

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  The cost of manufacturing and related outsourced services;

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  The cost of commercialization, including product demonstration, promotion and marketing;

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  The need to upgrade corporate systems and hardware;

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  The cost of building inventory to support sales;

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  The costs involved in any patent infringement actions that we initiate or that are brought against us by third parties;

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  Our ability to establish and maintain additional collaborative arrangements;

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  Our advancement of other product candidates into development;

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  Potential acquisition or licensing of other products or technologies; and

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  The cost of funding the payment of quarterly dividends due to holders of our preferred stock.

        Additional financing may not be available to us when we need it or it may not be available on favorable terms. If we are unable to obtain adequate financing on a timely basis, we may be required to significantly curtail or cease one or more of our development, acquisition or licensing programs. We could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products which we would otherwise pursue on our own. If we raise additional funds by issuing equity securities, our then-existing shareholders will experience ownership and/or share price dilution and the terms of any new equity securities may have preferences over our common stock.

        As a result of our exit from the mechanical heart valve business, our revenue in fiscal year 2005 substantially decreased, and it will likely continue to decline until we introduce new products to the marketplace. In addition, we expect to incur a one-time expense as a result of our exit from the heart valve business. In November 2004, we decided to cease manufacture of mechanical heart valves. In April 2005, we decided to exit the mechanical heart valve business. As a result, our revenues from heart valve sales, our primary source of sales to date have declined significantly and are expected to cease beginning in the second quarter of calendar year 2005, except for sales of valves from our existing inventory. Due to our recent entry into the atrial fibrillation market, we do not expect to generate substantial revenues until the middle of calendar year 2006, at the earliest. Even if we begin to recognize revenues from our ATRILAZE system, it may be several years, if ever, before we achieve profitability and positive cash flow. As noted above, we cannot provide any assurance that future financing will be available on terms acceptable to us or at all. As a result of our exit from the heart valve business, we expect to take a charge in the fourth quarter of fiscal year 2005 as we liquidate our inventories and cease operations of the heart valve business.

        We may be unsuccessful in our efforts to shift our business model to target high growth markets in cardiovascular surgery. By changing our portfolio of cardiovascular surgery products, we hope to reduce our reliance upon financing transactions, which may not be available to us in the future. We cannot, however, assure you that our efforts to change our product offerings will:

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  Be attainable;

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  Be profitable;

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  Reduce our reliance upon future financing transactions; or

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  Enable us to continue operations.

        Our products under development for the stand-alone, minimally invasive treatment of atrial fibrillation are critical to our success. We acquired technology for the ablation of cardiac tissue to treat atrial fibrillation in the open-heart surgery setting in August 2003. During the next 12-18 months we intend to develop products for minimally invasive closed-chest, beating heart ablation of cardiac tissue to treat atrial fibrillation. We cannot assure you that we will be able to design, develop and commercialize such products. We may need to secure or license technology from other companies in order to complete our products. There can be no assurance that if such licenses are needed, they will be available on satisfactory economic terms.

        We can give no assurance that our ATRILAZE system will be equal to or superior to other systems for ablation of cardiac tissue. Our ATRILAZE product is based upon the use of laser energy to ablate cardiac tissue. Although laser energy has been used widely in various cardiac procedures, and we have obtained FDA 510(k) clearance to use the ATRILAZE system for cardiac tissue ablation, we have not yet conducted comparative studies in a human clinical setting. Accordingly, these can be no assurance that the ATRILAZE system will be clinically effective or commercially accepted.

        We cannot assure you that use of ATRILAZE system for the treatment of atrial fibrillation will gain physician acceptance. A limited number of cardiovascular surgeons and cardiologists can influence medical device selection and purchase decisions for a large portion of the target cardiovascular surgery patient population. We cannot assure you that ATRILAZE will gain any significant degree of physician acceptance, or that users will accept our system as preferable to alternative products or methods of treatment. Physician acceptance of ATRILAZE depends upon our ability to demonstrate the clinical advantages of such system.

        Several major corporations have announced business acquisitions and programs to develop products to treat atrial fibrillation. These corporations include Guidant Corp, St. Jude Medical, Edwards Life-Sciences and Medtronic, Inc. These corporations have resources significantly greater than MedicalCV to aid in their product development efforts. These corporations are well known in the cardiovascular surgery market and have large, well-trained sales forces. One or more of these corporations could introduce successful products before we do or introduce more innovative products. We cannot assure you that even if we introduce a product for minimally invasive treatment of atrial fibrillation that we will be able to effectively compete against these or other corporations.

        Ablation of cardiac tissue is one approach to treating atrial fibrillation. Large pharmaceutical companies also market drugs for the treatment of atrial fibrillation. There may be other surgical, electro-physiological or biological treatments developed for atrial fibrillation. We cannot assure you that even if we introduce a product for minimally invasive treatment of atrial fibrillation that drug, biopharmaceutical, or other alternative technologies will not be introduced that would make our product noncompetitive or obsolete.

        We may be unable to establish and protect our proprietary rights, which are critical to our success in developing products for the treatment of atrial fibrillation. We have no patents issued to us covering our soft tissue ablation products. We have submitted six U.S. patent U.S. applications and one foreign patent application covering products we have designed for use in treating atrial fibrillation. We expect to seek patent protection for additional products that we may develop in the future. Our success will depend, in part, on our ability to protect our products and to manufacture and sell them without infringing the rights of third parties. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and, therefore, are highly uncertain. In addition, the laws of many countries may not afford protection for our proprietary rights to the same extent as U.S. laws. We cannot assure you that:

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  Any pending patent applications or any future patent applications will result in the issuance of patents;

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  The scope of any patent protection will be effective to exclude competitors or to provide competitive advantages to us;

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  We will be able to commercially exploit any issued patents before they expire;

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  Any of our patents will be held valid if subsequently challenged;

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  Others will not claim rights in, or ownership of, the patents and other proprietary rights we hold;

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  Our products and processes will not infringe, or be alleged to infringe, the proprietary rights of others; or

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  We will be able to protect meaningful rights in proprietary technology over which we do not hold patents.

        Furthermore, we cannot assure you that others have not developed or will not develop products that may duplicate our products or manufacturing processes, or that others will not design around our patents. Other parties may independently develop or otherwise acquire substantially equivalent techniques, gain access to our proprietary technology or disclose such technology. In addition, whether or not we obtain additional patents, others may hold or receive patents covering components of products we independently develop in the future.

        We may be subject to claims that we infringe the intellectual property rights of third parties, which could adversely affect the sale of our products and our financial condition. The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation, which would likely result in substantial cost to us, may be necessary to enforce any patents issued or licensed to us and/or to determine the scope and validity of others' proprietary rights. Our competitors hold issued patents which may result in claims of infringement against us or other patent litigation. We also may have to participate in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial cost to determine the priority of inventions.

        We are aware of patents issued to our competitors and are aware that these competitors have patent applications pending. These patents and applications could become the basis for infringement claims against us. On May 2, 2005, we received a letter from Edwards Lifesciences LLC concerning our ATRILAZE soft tissue ablation products, which are the subject of some of our patent applications. Edwards does not claim that our products infringe any of its patents. Edwards' letter calls to our attention six of its patents and requests us to comment on how our products differ from the claimed methods and apparatus of the six specified Edwards patents. We have reviewed the specified Edwards patents and discussed them with our patent counsel, and believe that our ATRILAZE product does not infringe any of these patents. Legal proceedings brought against us by competitors alleging that our products infringed their patents, whether with or without merit, could be time-consuming for our management and employees, result in costly litigation, cause product shipment delays, require us to pay damages or settlement amounts, or require us to:

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  Cease manufacturing and selling the product in question, which could seriously harm our business;

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  Enter into royalty-bearing licensing agreements; or

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  Design commercially acceptable non-infringing alternative products.

        We cannot assure you that we would be able to obtain licensing agreements, if required, on terms acceptable to us or at all, or that we would be able to develop commercially acceptable non-infringing alternative products. Our failure to do so could have a material adverse effect upon our business, financial condition, operating results and cash flows.

        If patients allege that the use of our cardiovascular surgery devices injured them, we may face substantial product liability claims. Substantial product liability litigation exists within the medical device industry. Our products are used in cardiovascular surgery, and their failure may result in patient injury or death. We have had product liability claims asserted against us in the past, which were resolved under our insurance coverage without significant financial cost to us. We cannot assure you, however, that future product liability claims will not exceed the limits of our insurance coverage or that such insurance will continue to be available to us on commercially reasonable terms, or at all. Consequently, a product liability claim or other claim with respect to uninsured liabilities, or in excess of insured liabilities, could have a material adverse effect on our business, financial condition, operating results and cash flows. In addition, adverse publicity resulting from product liability litigation may materially adversely affect us regardless of whether the claims are valid or whether we are liable. Furthermore, these claims would likely divert our financial and management resources that would otherwise be used to benefit the future performance of our operations.

        In addition to new products, we sold more than 50,000 mechanical heart valves between 1992 and 2005. We assume that a majority of the patients who received our heart valves are still alive. If any of these patients were to have a problem with a heart valve, they could assert claims for damages against

us. In April 2005, we placed our products liability insurance with a new insurance carrier. Our new policy provides us with potential coverage for claims of up to $5,000,000 per occurrence and in the aggregate per policy year. Concurrently, we purchased a three-year extended reporting coverage endorsement from our former carrier which was unwilling to renew our coverage on the previous terms. The extended reporting period coverage will allow us to seek coverage under the prior policy for products claims arising from occurrences which took place during such policy period but which were not asserted against us during the previous policy period.

        In March 2005, it was reported to us that one of our valves implanted in a patient did not perform and was replaced. The patient subsequently died. This event has been reported to our insurer. If a claim is asserted against us, we intend to rely upon the policy with the extended reporting period endorsement described above. We believe any claim brought will be covered by such policy, although there can be no assurance that any coverage will be available or adequate if a claim is asserted.

        Key employees could leave our company at any time, thereby adversely affecting our product development and profitability. We depend heavily on the technical knowledge and industry expertise of our management team. The development and execution of our business plan depends upon these individuals. We do not have employment agreements with most of our key employees. The departure of key people could materially and adversely affect our business, financial condition, operating results and cash flows.

        We may be unable to recruit, motivate and retain qualified employees.    Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including those who concentrate in research and development, sales, marketing and manufacturing, to keep pace with our product development schedules. Even though we have not experienced shortages of qualified people to date, qualified individuals needed to fill these positions could be in short supply in our market. Our inability to recruit, motivate and retain such individuals may delay the planned launch of new products, including the recruitment of individuals to develop our cardiac ablation products, or result in high employee turnover, either of which could have a material adverse effect on our business, financial condition, operating results and cash flows. Additionally, competition for qualified employees could require us to pay higher wages and provide additional benefits to attract sufficient employees.

        Our ability to attract and retain our management team, research, development, clinical, medical device sales personnel and others depends to some extent on our continued ability to issue stock options or other forms of equity compensation awards. We will be required to record compensation expense in our financial statements beginning in our fiscal year 2007, which could harm our future reported operating results and cause unexpected fluctuations in our expenses. We recently issued options to key members of our management team for the purchase of an aggregate of 6,665,675 shares of common stock. These options will vest over a four-year period commencing April 1, 2006. While we expect to grant additional stock options to current management personnel and other key employees after their hire dates to provide additional incentives to remain with us, their initial grants are usually much larger than subsequent grants. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment," which will apply to us after April 30, 2006. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and requires such transactions be accounted for using a fair-value-based method and the resulting cost to be recognized in the financial statements over the option vesting periods. Recording compensation expense in the statement of operations for employee stock options using the fair value method could have a significant negative effect on our reported financial results, particularly if we grant a significant number of options to our employees in future periods.

        We may need to fund multiple research studies throughout the lifecycle of each of our products, providing statistically significant scientific data to regulatory agencies and cost effectiveness data to third party payers. The FDA, foreign regulatory agencies and third party health care payers may require scientific clinical outcomes data and cost effectiveness data. We will need to provide this data throughout our products' lifecycles. Payers and governmental agencies may change the frequency and breadth of clinical research required, potentially significantly increasing our costs. Without adequate positive outcomes data that demonstrate advantages from the use of our ATRILAZE system, we may not achieve any significant market penetration. We cannot assure you that our outcomes data will be adequate to meet present or future medical device utility requirements. If our outcomes data does not meet such requirements, we may be unable to sell our products or obtain third party reimbursement for the costs of our products.

        Substantial government regulation in the U.S. and abroad may restrict our ability to sell our ATRILAZE system, or other products. The FDA and comparable regulatory authorities in foreign countries extensively and rigorously regulate our products, product development activities and manufacturing processes. In the U.S., the FDA regulates the introduction of medical devices as well as the manufacturing, labeling and record-keeping procedures for such products. We are required to:

  •
  Obtain clearance before we can market and sell medical devices;

  •
  Satisfy content requirements applicable to our labeling, sales and promotional materials;

  •
  Comply with manufacturing and reporting requirements; and

  •
  Undergo rigorous inspections.

        The process of obtaining marketing clearance for new medical devices from the FDA can be costly and time consuming. For example, the premarket clearance process can require numerous years to complete. We cannot assure you that our future products will obtain FDA clearance on a timely basis, or at all. Our products must also comply with laws and regulations of foreign countries in which we market such products. In general, the extent and complexity of medical device regulation is increasing worldwide. This trend may continue, and the cost and time required to obtain marketing clearance in any given country may increase as a result. We cannot assure you that our products will obtain any necessary foreign clearances on a timely basis, or at all.

        Once medical devices are cleared for sale, regulatory authorities may still limit the use of such products, prevent the sale or manufacture of such products or require a recall or withdrawal of such products from the marketplace. Following initial clearance from regulatory authorities, we continue to be subject to extensive regulatory requirements. Government authorities can withdraw marketing clearance due to our failure to comply with regulatory standards or due to the occurrence of unforeseen problems following initial clearance. Ongoing regulatory requirements are wide-ranging and govern, among other things:

  •
  Annual inspections to retain CE mark for sale of products in the European Union;

  •
  Product manufacturing;

  •
  Supplier substitution;

  •
  Product changes;

  •
  Process modifications;

  •
  Medical device reporting; and

  •
  Product sales and distribution.

        The FDA and various government agencies inspect our facilities from time to time to determine whether we are in compliance with applicable laws and regulations. If we fail to comply or maintain compliance with medical device laws or regulations, regulatory authorities may fine us and bar us from selling our products. If the FDA believes we are not in compliance with such laws or regulations, it can:

  •
  Seize our products;

  •
  Require a recall;

  •
  Withdraw previously granted market clearances;

  •
  Implement procedures to stop future violations; and/or

  •
  Seek civil and criminal penalties against us.

        We may be subject to fines, penalties or injunctions if we are determined to be promoting the ATRILAZE system for unapproved, "off-label," or new uses, or making false, misleading or unsubstantiated claims, which would harm our operating results and reduce the value of your investment. Our promotional materials and training methods for physicians must be in compliance with FDA and other applicable regulations. FDA regulations prohibit us from promoting or advertising the ATRILAZE system for uses not within the scope of our clearances and from making unsupported safety or effectiveness claims. These determinations can be subjective and the FDA may disagree with our promotional claims. The ATRILAZE system has been cleared for the ablation of soft tissue, including cardiac tissue, and for no other indication. If the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, or makes false or misleading claims or claims not supported by adequate scientific data, the agency could subject us to serious enforcement sanctions and/or limit the promotional claims that we are permitted to make for the ATRILAZE system. The FDA typically does not permit promotional claims for a device based upon physician reports and other anecdotal data. There can be no assurance, therefore, that the FDA would agree that any independent peer-reviewed studies are scientifically adequate to support the claims we make for the ATRILAZE system, such as low complication rates and minimal post-surgical pain and bruising. Furthermore, the FDA may require that we obtain a new 510(k) clearance or PMA approval in order to make performance or clinical outcome claims for the ATRILAZE system. The FDA also may limit or prohibit claims based on comparison of the ATRILAZE system versus other surgical cardiac tissue ablation technologies and devices in the absence of a scientifically valid head-to-head clinical trial or other adequate supporting data. Any legal limitations on the promotional claims we may make for the ATRILAZE system could adversely affect our sales.

        As a medical device manufacturer, we are subject to federal and state laws prohibiting "kickbacks" and false or fraudulent claims, which, if violated, could subject us to substantial penalties. A challenge to or investigation into our practices under these laws could cause adverse publicity, be costly to respond to, and harm our business. A federal law commonly known as the Medicare/Medicaid anti-kickback law, and several similar state laws, prohibit payments that are intended to induce physicians or others either to refer patients or to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws limit the kinds of financial arrangements, including sales programs, we are allowed to have with physicians, surgery centers, hospitals or other potential purchasers of the ATRILAZE system. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payers that are false or fraudulent, or for items or services that were not provided as claimed. Anti-kickback and false claims laws prescribe potentially substantial civil and criminal penalties for noncompliance. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and be costly to respond to, and thus could harm our business and results of operations.

        The uncertainty of third party reimbursements and possible health care reforms may adversely affect us. Our ability to market products successfully in the U.S. depends in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health insurers, health maintenance organizations and other third party payers. Payers may challenge the need for, and prices of, medical products and services. Payers may deny reimbursement for procedures that they deem experimental or for devices used in ways other than as cleared by the FDA or stated in their indications for use. With respect to our products, some payers could deny coverage until the medical profession generally accepts the devices. The inability of hospitals and other providers to obtain reimbursement from third party payers for our products would have a material adverse impact on our business, financial condition, operating results and cash flows. Health care reform may also impact sales of new products in the U.S. Reforms may include:

  •
  Mandated basic health care benefits;

  •
  Controls on health care spending through limiting the growth of private health insurance premiums and Medicare and Medicaid spending; and

  •
  Fundamental changes to the health care delivery system.

        We anticipate that the U.S. Congress and state legislatures will continue to review and assess alternative health care delivery systems and payment methodologies, and that public debate of these issues will likely continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, we cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on our ability to market our current and future products. Laws resulting from such reform initiatives could adversely impact our business, financial condition, operating results and cash flows.

        We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent registered public accounting firm. As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on internal control over financial reporting in their annual reports, including Annual Reports on Form 10-KSB, which we file. In addition, the independent registered public accounting firm auditing a public company's financial statements must attest to and report on management's assessment of the effectiveness of the company's internal control over financial reporting as well as the operating effectiveness of the company's internal controls over financial reporting. We do not expect to be subject to these requirements for the fiscal years ending April 30, 2005 or April 30, 2006 so long as our market capitalization does not exceed $75 million as of the end of the second quarter of fiscal year 2006. We are evaluating our internal controls over financial reporting in order to allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls, as a required part of our Annual Report on Form 10-KSB beginning with our report for the fiscal year ending April 30, 2007.

        While we expect to expend significant resources during fiscal years 2006 and 2007 in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act of 2002, there is a risk that we will not comply with all of the requirements imposed thereby. At present, there is no precedent available with which to measure compliance adequacy. Accordingly, there can be no assurance that we will not receive an adverse report on our assessment of our internal controls over financial reporting and/or the operating effectiveness of our internal controls over financial reporting from our independent registered public accounting firm.

        In the event we identify significant deficiencies or material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner or we receive an adverse report from our independent registered public accounting firm with respect to our internal controls over financial reporting, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

        In addition to the above, in the event that our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements. In that event, the market for our common stock could be adversely affected. In addition, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

        Fluctuations in our operating results may result in decreases in the price of our securities. Our operating results have and will continue to fluctuate significantly because of several factors, including the timing of FDA clearance, government policies regarding payment for our products and new technology. Consequently, our operating results may fall below the expectations of public market analysts and investors. In that event, the price of our securities would likely decrease.

        A limited public market exists for our common stock. We cannot assure you that there will be an active public market for our common stock. Previously, units of our securities, consisting of common stock and Class A warrants, were listed on The Nasdaq SmallCap Market under the symbol "MDCVU" following completion of our initial public offering in November 2001. In March 2003, our units were delisted from The Nasdaq SmallCap Market because we failed to satisfy the minimum shareholders' equity requirement for continued listing and because the bid price of our units had fallen below $1.00 for 30 consecutive trading days. Thereafter, our units traded on the OTC Bulletin Board, or OTCBB, until the expiration of the Class A Warrant component of such units on November 20, 2004. Due to lack of market makers, our common stock did not trade between November 19, 2004 and December 20, 2004. Our common stock resumed trading on the OTCBB under the symbol "MDCV" on December 21, 2004. The closing price of a share of our common stock on the OTCBB on May 13, 2005 was $0.85.

        You may have difficulty reselling our common stock. Our securities are subject to certain rules of the SEC relating to "penny stocks." Such rules require broker-dealers to make a suitability determination for purchasers and to receive the purchaser's prior written consent for a purchase transaction, thus restricting the ability to purchase or sell our securities in the open market. In addition, trading in our securities is conducted in the over-the-counter market on the OTC Bulletin Board, which was established for securities that do not meet Nasdaq listing requirements. Selling our securities may be difficult because of the quantity of securities that may be bought and sold, the possibility that transactions may be delayed, and the low level of security analyst and news media coverage given to over-the-counter stocks. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities.

        Minnesota law, our outstanding preferred stock and our ability to issue additional preferred stock could deter a take-over or acquisition of our company. Our articles of incorporation authorize the issuance of shares of preferred stock. Our board of directors, without any action by our shareholders, is authorized to designate and issue the preferred stock in such classes or series, as it deems appropriate and establish the rights and privileges of such shares, including liquidation and voting rights. In March 2005, our board of directors created and designated 19,000 shares of 5% Series A Convertible Preferred Stock, of which 18,035 shares were issued on April 1, 2005. The outstanding preferred stock, coupled with our ability to designate and issue additional preferred stock having preferential rights over our common stock, could adversely affect the voting power and other rights of holders of common stock. We are also subject to the Minnesota Business Corporation Act, which includes provisions that limit the voting rights of persons acquiring specified percentages of shares of an issuing public corporation in a "control share acquisition" and restrict "business combinations" between issuing public corporations and specified persons acquiring their securities. The outstanding preferred stock, coupled with our ability to issue additional preferred stock and the application of the provisions of Minnesota law discussed above, could impede or deter another party from making a tender offer or other proposal to acquire our company.

        Our affiliated shareholders have significant control over our company, which could reduce your ability to receive a premium for your securities through a change in control. As of April 15, 2005, officers and directors of our company beneficially owned approximately 64.5% of our outstanding common stock. As a result, they can control our company and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay, defer or prevent a change in control of our company, and make some transactions more difficult or impossible without their support. These transactions might include proxy contests, tender offers, open market purchase programs or other share purchases that could give our shareholders the opportunity to realize a premium over the then prevailing market price of our securities. As a result, this concentration of ownership could depress the price of our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements, which generally include the plans and objectives of management for future operations, including plans and objectives relating to our future economic performance and our current beliefs regarding revenues we might earn if we are successful in implementing our business strategies. The forward-looking statements and associated risks may include, relate to or be qualified by other important factors. You can identify forward-looking statements generally by the use of forward-looking terminology such as "believes," "expects," "may," "will," "intends," "plans," "should," "could," "seeks," "pro forma," "anticipates," "estimates," "continues," or other variations of those terms, including their use in the negative, or by discussions of strategies, opportunities, plans or intentions. You may find these forward-looking statements under the captions "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis or Plan of Operation," and "Business."

        These forward-looking statements necessarily depend upon assumptions and estimates that may prove to be incorrect. Although we believe that the assumptions and estimates reflected in the forward-looking statements are reasonable, we cannot guarantee that we will achieve our plans, intentions or expectations. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ in significant ways from any future results expressed or implied by the forward-looking statements.

        Any of the factors described above or in the "Risk Factors" section above could cause our financial results, including our net income (loss) or growth in net income (loss) to differ materially from prior results, which in turn could, among other things, cause the price of our common stock to fluctuate substantially.

USE OF PROCEEDS

        The shares being registered under this prospectus for resale by the selling shareholders represent shares issuable upon the conversion of preferred stock and the exercise of warrants. We will not receive any proceeds from the sale of the shares by the selling shareholders. We will receive the exercise price of the warrants held by the selling shareholders, if any, if and when such warrants are exercised, assuming the exercise price of such warrants is paid in cash. If we realize proceeds from the exercise of all of the warrants, assuming they are exercised entirely for cash, the net proceeds to us would be $13,526,250. We expect to use the proceeds of any such warrant exercises for general working capital purposes.

CAPITALIZATION

        The following table sets forth our capitalization as of January 31, 2005, and as adjusted to reflect: (1) the receipt of proceeds from the issuance of 18,035 shares of 5% Series A Convertible Preferred Stock on April 1, 2005, net of estimated offering costs, (2) conversion of notes payable and convertible notes upon the closing and recognition of an interest charge of approximately $131,000 to reflect the beneficial conversion price and amortization of remaining discounts related to the convertible notes, and (3) an interest charge of approximately $5,038,000 to increase the carrying value of putable warrants issued to the preferred shareholders, placement agent and finder, to their estimated fair value. You should read this information in conjunction with the financial statements and the related notes and "Management's Discussion and Analysis or Plan of Operation" included elsewhere in this prospectus.

	January 31, 2005	January 31, 2005
	(unaudited)	(unaudited, as adjusted)
Notes payable and line of credit	$3,943,333	$—
Convertible notes	361,776	—
Putable warrants	—	22,271,047 (1)
Redeemable preferred stock:	—	— (2)
Common stock: $0.01 par value:
95,000,000 shares authorized, 10,733,333 shares issued and outstanding	107,333	107,333
Additional paid-in capital	22,557,866	22,625,866
Deferred stock-based compensation	(681)	(681)
Accumulated deficit	(28,991,797)	(34,161,048)

Total shareholders' deficit	(6,327,279)	(11,707,541)

Total capitalization	(2,022,170)	10,842,517

(1)
Reflects warrants that may be put to us by the holders in the event of certain fundamental transactions, as defined by the warrant agreement. These warrants are reflected as a liability at their estimated fair value.

(2)
Reflects 5% Series A Convertible Preferred Stock which may be put to us at its stated value, plus any accrued but unpaid dividends, in the event of certain fundamental transactions, as defined by the Certificate of Designation of the rights and preferences of the 5% Series A Convertible Preferred Stock. The aggregate liquidation value of this redeemable preferred stock, upon its issuance, was $18,035,000. The carrying value of this redeemable preferred stock net of discounts attributable to the warrants issued to the preferred shareholders, upon its issuance, was zero.

  The above information excludes:

    •
    37,083,911 shares of common stock issuable by us upon the exercise of outstanding warrants at a weighted average exercise price of approximately $0.72 per share;

    •
    8,244,718 shares of common stock issuable by us upon the exercise of stock options granted, and 970,931 shares available for issuance pursuant to future grants, under our stock option plans; and

    •
    599,137 units, each consisting of one share of common stock and one warrant exercisable for one share of common stock at $0.67 per share, issuable by us upon the exercise of warrants at $0.67 per unit that we issued to our agent and a finder in our 2004 private placement.

  Some of the foregoing securities have been adjusted pursuant to the operation of applicable anti-dilution provisions.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data for the years ended April 30, 2003 and 2004, are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP and which are included elsewhere in this prospectus. The following selected consolidated financial data for the nine months ended January 31, 2004 and 2005, are derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated financial data should be read in conjunction with such consolidated financial statements and the related notes and "Management's Discussion and Analysis or Plan of Operation." The consolidated balance sheet as of January 31, 2005, the consolidated statement of operations for the nine months ended January 31, 2004 and 2005, and the consolidated statement of cash flows for the nine months ended January 31, 2004 and 2005 include, in the opinion of management, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial results for the respective interim periods and are not necessary indicative of results of operations to be expected for the entire fiscal year ending April 30, 2005.

	Years Ended April 30,		Nine Months Ended January 31,
	2003	2004	2004	2005
Statement of Operations Data:
Net sales	$2,578,063	$3,410,975	$2,544,494	$1,805,658
Cost of goods sold	1,807,402	2,204,993	1,404,436	2,529,457
Gross profit	770,661	1,205,982	1,140,058	(723,799)
Total operating expenses	5,018,873	5,302,114	4,017,144	4,534,504
Net loss	(4,667,709)	(6,238,990)	(3,694,174)	(5,679,712)
Basic and diluted net loss per share	(.60)	(.78)	(.42)	(.54)
Weighted average number of shares, basic and diluted	7,843,834	8,046,736	8,737,214	10,613,627
As of January 31, 2005
Balance Sheet Data:
Total current assets	$1,787,652
Total current liabilities	6,297,744
Working capital	(4,510,092)
Total assets	2,924,909
Related party lease obligations, including current portion	3,249,568
Total shareholders' equity (deficit)	(6,327,279)

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

        Previously, units of our securities, consisting of common stock and Class A Warrants, were listed on The Nasdaq SmallCap Market under the symbol "MDCVU" following completion of our initial public offering in November 2001. In March 2003, our units were delisted from The Nasdaq SmallCap Market because we failed to satisfy the minimum shareholders' equity requirement for continued listing and because the bid price of our units had fallen below $1.00 for 30 consecutive trading days. Thereafter, our units traded on the OTCBB, until the expiration of the Class A Warrant component of such units on November 20, 2004. Due to lack of market makers, our common stock did not trade between November 19, 2004 and December 20, 2004. Our common stock resumed trading on the OTCBB under the symbol "MDCV" on December 21, 2004.

        The following table sets forth the approximate high and low closing prices as reported by The Nasdaq SmallCap Market and the approximate high and low bid prices as reported by the OTCBB for our units and common stock, as applicable, for the periods indicated. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Period	High	Low
Fiscal Year 2003
First Quarter	$2.45	$0.55
Second Quarter	$1.44	$0.60
Third Quarter	$1.15	$0.55
Fourth Quarter	$1.01	$0.25
Fiscal Year 2004
First Quarter	$1.55	$0.30
Second Quarter	$2.45	$1.40
Third Quarter	$2.60	$1.15
Fourth Quarter	$2.30	$1.10
Fiscal Year 2005
First Quarter	$2.05	$1.30
Second Quarter	$2.50	$.75
Third Quarter	$1.89	$.50
Fourth Quarter	$1.25	$.71

        As of April 15, 2004, we had approximately 234 shareholders of record and approximately 469 beneficial owners.

        We have never declared or paid cash dividends. We currently intend to retain future earnings, if any, to operate and expand our business, and we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board. We are required to pay a 5% annual dividend (approximately $900,000 per year) on our 5% Series A Convertible Preferred Stock. For more information regarding such dividends, please review "Description of Securities—5% Series A Convertible Preferred Stock."

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

        The following discussion contains various forward-looking statements within the meaning of Section 21E of the Exchange Act. Although we believe that, in making any such statement, our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in the following discussion, the words "anticipates," "believes," "expects," "intends," "plans," "estimates" and similar expressions, as they relate to us or our management, are intended to identify such forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those anticipated. Factors that could cause actual results to differ materially from those anticipated, certain of which are beyond our control, include those discussed in "Risk Factors" as well as those discussed elsewhere in this prospectus.

        Our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking statements. Accordingly, we cannot be certain that any of the events anticipated by forward-looking statements will occur or, if any of them do occur, what impact they will have on us. We caution you to keep in mind the cautions and risks described in "Risk Factors" as well as those discussed elsewhere in this prospectus and to refrain from attributing undue certainty to any forward-looking statements, which speak only as of the date of the document in which they appear.

Recent Developments

        On April 1, 2005, we sold $13,603,000 of 5% Series A Convertible Preferred Stock at a stated value of $1,000 per share. Each share of preferred stock is convertible into the number of shares of common stock equal to the stated value divided by $0.50 subject to antidilution adjustments. The preferred stock was sold along with warrants to purchase a number of shares of common stock equal to 75% of the number of shares of common stock initially issuable upon conversion of the preferred shares. The warrants have a term of five years and are exercisable at $0.50 per share. We paid a total of $817,980 in commissions to a non-exclusive placement agent and a finder. We also issued a total of 1,635,960 warrants exercisable at $0.50 per share to the agent and the finder and reimbursed $30,000 of out-of-pocket expenses. For more information regarding this transaction, please review "Recent Financing Transaction" below.

        Coincidental with the closing, we repaid $502,708 of principal and interest on short-term borrowings made in February and March 2005. Also coincidental with the closing, we converted $4,402,000 of related party and shareholder debt and notes, including unpaid interest, into 5% Series A Convertible Preferred Stock and warrants on the same terms as the investors purchased such securities.

Overview

        MedicalCV is a cardiovascular surgery device manufacturer. Previously, our primary focus was on heart valve disease. We developed and marketed mechanical heart valves known as the Omnicarbon 3000 and 4000 heart valves. In November 2004, after an exhaustive evaluation of the heart valve business, we decided to explore our options for withdrawing from the mechanical heart valve business. At that time, we also determined to direct our resources to the development and introduction of products targeting the treatment of atrial fibrillation, or "AF."

        Atrial fibrillation is the most common occurring cardiac arrhythmia. It reduces cardiac output, is a major precursor to congestive heart failure and is associated with an increased incidence of stroke. The incidence of AF increases with age. Approximately 5.5 million people worldwide are afflicted with AF. There are 320,000 new diagnoses annually worldwide. Approximately 2.5 million Americans are afflicted with AF, with 160,000 new diagnoses each year in the U.S.

        In August 2003, we entered into an agreement with LightWave Ablation Systems, Inc. ("LightWave"), to purchase technology for the treatment of atrial fibrillation. This technology provides an important growth platform. On December 1, 2004, we received FDA 510(k) clearance to market our ATRILAZE Surgical Ablation System, which is a medical device designed for ablating cardiac tissue during surgery.

        The ATRILAZE System was used by two cardiovascular surgeons to ablate cardiac tissue in five human concomitant open-heart surgical procedures during January and February 2005. We did not generate any revenue from these procedures. The ATRILAZE system was provided at no cost to these surgeons for proof-of-concept in the clinical setting, prior to commencing clinical sales of the ATRILAZE system. We expect to continue validating our technology with key cardiovascular surgeons during concomitant open-heart procedures. We expect to begin selling hand-held devices for these procedures on a limited basis beginning in the first quarter of fiscal year 2006. Significant revenue is not expected until we introduce a version of the ATRILAZE system for stand-alone, minimally invasive (closed-chest, beating heart) ablation of cardiac tissue.

        In November 2004, we discontinued all heart valve related production and began to pursue options for exiting the heart valve business. On April 8, 2005, we announced that our efforts to find a buyer for the heart valve business were unsuccessful and that we were exiting the heart valve business.

        During the second and third quarters of fiscal year 2005, we experienced a significant decline in sales of our heart valves, which we believe is the result of changes to the terms of our arrangements with our distributors and to our focus on exiting the heart valve business. As a result of these factors, we determined, during the second quarter of fiscal year 2005, that these sales trends indicated that we had excess inventories as well as inventories with carrying values in excess of their realizable values. Accordingly, during the second quarter of fiscal year 2005, we recorded a $1,267,441 reduction in the carrying value of certain heart valve inventories. This reduction in carrying value was recorded as a charge to cost of goods sold.

        As a result of our exit from the heart valve business, we expect to take a charge in the fourth quarter of fiscal year 2005 as we liquidate our inventories and cease operations of the heart valve business.

Critical Accounting Policies

        The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe our estimates and assumptions are reasonable; however, actual results and the timing of the recognition of such amounts could differ from those estimates. We have identified the following critical accounting policies and estimates utilized by management in the preparation of our financial statements: revenue recognition, accounts receivable allowance, inventory obsolescence and deferred income tax assets. Actual amounts could differ significantly from management's estimates.

        Revenue Recognition.    We recognize revenue using guidance from SEC Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements." Revenue from the sale of our mechanical heart valves is recognized provided that we have received a written order, the price is fixed, title has transferred, collection of the resulting receivable is probable and there are no remaining obligations. Transfer of title occurs for substantially all international sales upon shipment. Our products are not subject to any customer acceptance process. There are no rights of return unless the product does not perform according to specifications. In the United States we consign valves to hospitals and record the sale when the hospital notifies us of patient implant. In prior periods, we paid marketing support to distributors in some markets. Such payments are reported as a reduction in our revenues in accordance with EITF 01-9.

        Accounts Receivable Allowance.    In determining the adequacy of our allowance for doubtful accounts, management considers a number of factors, including the aging of our receivable portfolio, customer payment trends, the financial condition of our customers and economic conditions in our customers' countries. Our analysis in determining the allowance for doubtful accounts is performed by management on a customer-by-customer basis. Although our recorded allowance includes our best estimates, we cannot predict the resolution of these matters with certainty. As of April 30, 2003 and 2004, our allowance for doubtful accounts was $113,295 and $102,869, respectively.

        Inventory Obsolescence.    In determining the appropriate carrying value of our inventories, management considers a number of factors, including the aging of our inventory, recent sales trends, industry market conditions and economic conditions. Our analysis requires us to estimate revenues by type of mechanical heart valve. Although adjustments to the carrying value of our inventories reflect our best estimates, the estimates require a large degree of judgment. During fiscal year 2004, we recorded a provision for inventory obsolescence of $125,563.

        Deferred Income Tax Assets.    In assessing the realizability of our deferred tax assets, management considers whether it is more likely than not that our deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent on the generation of future taxable income, which must occur prior to the expiration of our net operating loss and credit carryforwards, which comprise the majority of the deferred tax assets. As of April 30, 2004, we had established a valuation allowance of $7,659,740 to fully offset our deferred tax assets due to uncertainty about generating sufficient future taxable income necessary to realize these deferred tax assets, particularly in light of our history of significant operating losses. In addition, future utilization of available net operating loss carryforwards may be limited under Internal Revenue Code Section 382 as a result of changes in ownership.

Results of Operations as a Percentage of Total Revenue for Nine-Month Periods Ended January 31, 2004 and 2005

        Our operating results, expressed as a percentage of total revenue, were as follows:

	Nine Months Ended January 31,
	2004	2005
Net sales	100.0%	100.0%
Cost of goods sold	55.2%	140.1%
Gross profit	44.8%	(40.1)%
Operating expenses:
Sales and marketing	59.0%	44.1%
General and administrative	72.0%	137.7%
Engineering and regulatory	26.9%	69.3%
Total operating expense	157.9%	251.1%
Loss from operations	(113.1)%	(291.2)%
Other income (expense):
Interest expense	(32.5)%	(23.8)%
Interest income	.2%	.2%
Other income (expense)	.2%	.3%
Total other expense	(32.1)%	(23.3)%
Net loss	(145.2)%	(314.6)%

Results of Operations for the Nine-Month Periods Ended January 31, 2004 and 2005

        Net Sales.    Net sales in the nine-month period ended January 31, 2005, decreased to $1,805,658 from $2,544,494 in the comparable period of the prior year. During fiscal year 2005, we changed certain pricing programs with several of our distributors. This resulted in a disruption of sales to distributors in certain markets. In November 2004, our board of directors voted to discontinue all heart valve-related production and authorized management to pursue options for exiting the heart valve business. Following this decision, we placed all of our customers on cash, prepaid terms. We believe these new terms and our competitors' efforts to capitalize on our decision to pursue exit of this market have caused a significant decrease in the volume of our heart valve sales.

        Unit sales decreased 26.7 percent in the nine-month period ended January 31, 2005, compared to the same period in the previous year. The average selling price per unit decreased 1.0 percent in the nine-month period ended January 31, 2005, compared to the same period in the previous year. During the third quarter of fiscal year 2005, in an effort to raise $250,000 in cash to continue operations, we sold 400 heart valves at a fifty-five percent discount to one of our distributors, Mercé v. Electromedicina.

        Gross Profit.    Fiscal year-to-date gross profit margin in fiscal year 2005 decreased to (40.1) percent compared to 44.8 percent in the same period last fiscal year. The year-to-date decline was due primarily to the $1,267,441 charge to cost of goods sold recorded in the second quarter of fiscal year 2005 to reduce the carrying value of inventories and the decline in unit sales which reduced the absorption of our fixed manufacturing costs.

        Sales and Marketing.    For the nine-month period ended January 31, 2005, sales and marketing expenses totaled $796,713 or 44.1 percent of net sales, compared to $1,502,308 or 59.1 percent of net sales in the same period last fiscal year. The decrease in sales and marketing expenses in the nine-month period ended January 31, 2005, compared to the nine-month period ended January 31, 2004, was primarily attributable to a decline in sales that resulted primarily from changes made in terms of distributor arrangements in fiscal year 2005. This resulted in a disruption of sales to distributors in certain markets.

        General and Administrative.    For the nine-month period ended January 31, 2005, general and administrative expenses totaled $2,487,348 or 137.8 percent of net sales, compared to $1,830,617 or 71.9 percent of net sales in the same period last year. Included in the general and administrative expenses for the nine months ended January 31, 2005, were $277,000 of severance costs resulting from the restructuring of our executive management team and the termination of other employees, $117,412 in bad debt expenses and increased legal fees relating to new product development. Increased travel expenses of $120,000 and non-cash expenses of $82,386 related to warrants issued accounted for the majority of the remainder of the increase. As of January 31, 2005, we have accrued remaining severance payments of approximately $97,953, which we expect to finish paying by August 2005.

        Engineering and Regulatory.    For the nine-month period ended January 31, 2005, engineering and regulatory expenses totaled $1,250,443 or 69.3 percent of net sales, compared to $684,219 or 26.9 percent of net sales in the same period last year. Expenses related to the development of our initial atrial fibrillation product accounted for the increase in spending for the nine-month period ended January 31, 2005, compared to the nine-month period ended January 31, 2004.

        Other (Expense) Income.    Fiscal year-to-date interest expense was $429,715 compared to $828,119 in the same period one year ago. The decrease in interest expense in the year-to-date period was attributed to a decrease in financing costs associated with the private placement completed in May 2004.

        Income Tax Provision.    In light of our history of operating losses, we have recorded a valuation allowance to fully offset our deferred tax assets. We have continued to provide a full valuation allowance through the third quarter of fiscal year 2005 due to the inherent uncertainty about our ability to generate sufficient taxable income to realize these deferred tax assets. We have recorded no tax provision in the current period due to net operating losses generated for income tax reporting purposes.

Results of Operations as a Percentage of Total Revenue for the Fiscal Years Ended April 30, 2003 and 2004

        Our operating results, expressed as a percentage of total revenue, were as follows:

	Year Ended April 30,
	2003	2004
Net sales	100.0%	100.0%
Cost of goods sold	70.1%	64.6%
Gross profit	29.9%	35.4%
Operating expenses:
Sales and marketing	89.5%	58.5%
General and administrative	71.2%	70.2%
Engineering and regulatory	34.0%	26.7%
Total operating expense	194.7%	155.4%
Loss from operations	(164.8)%	(120.0)%
Other income (expense):
Interest expense	(18.1)%	(26.9)%
Interest income	.5%	.2%
Other income (expense)	1.4%	(36.1)%
Total other expense, net	(16.2)%	(62.8)%
Net loss	(181.1)%	(182.8)%

Results of Operations for the Fiscal Years Ended April 30, 2003 and 2004

        Net Sales.    Net sales for the fiscal year ended April 30, 2004, increased 32 percent to $3,410,975 from $2,578,063 for the fiscal year ended April 30, 2003. Net sales in the U.S. increased 135 percent for the fiscal year ended April 30, 2004, compared to the year ended April 30, 2003. U.S. sales for the year ended April 30, 2004, represented 19 percent of sales compared to 11 percent of sales for the year ended April 30, 2003. For the year ended April 30, 2004, sales to our European customers decreased 0.6 percent compared to the prior year. The percentage decrease for the fiscal year ended April 30, 2004, was affected by the fact that our largest European customer did not purchase any valves in the quarter ended October 31, 2002 (fiscal year 2003). Sales to our other European customers declined 18 percent for the year ended April 30, 2004 compared to fiscal year 2003. Unit sales for the year ended April 30, 2004, increased 27 percent compared to unit sales for the year ended April 30, 2003. Average selling prices increased for the year ended April 30, 2004, compared to the year ended April 30, 2003, primarily as a result of the increase in the proportion of sales made in the U.S. where our selling prices are generally higher than in most European countries, and the increase in total European sales which generate higher selling prices than all other non-U.S. countries.

        Substantially all of our sales are denominated in U.S. dollars. Fluctuations in foreign currency exchange rates have not resulted in significant losses or gains on outstanding trade accounts receivable. All of our distributors are required to pay for our products in U.S. dollars, other than our Japanese distributor, which pays in Japanese yen, and one European customer, who pays in euros.

        Cost of Goods.    We assemble heart valves with components we manufacture for the Omnicarbon 4000 and components supplied by Snia S.p.A. Carbomedics ("Carbomedics") for the Omnicarbon 3000.

The cost of self-manufactured components is approximately 1/3 the cost of components purchased from Carbomedics. The cost of self-manufactured components is dependent upon volume. We have produced level quantities of components during the past two years. Accordingly the cost of self-manufactured components has not changed significantly between fiscal years 2003 and 2004.

        During the years ended April 30, 2004 and 2003, we were required to purchase minimum quantities of components for the Omnicarbon 3000 from Carbomedics. Because our sales of the Omnicarbon 3000 did not grow as quickly as we had anticipated, we did not purchase the minimum quantity of components and we incurred penalties payable to Carbomedics totaling $147,434 for the year ended April 30, 2004, and $138,738 for the year ended April 30, 2003. The penalties were charged directly to cost of goods sold.

        Gross Profit.    Gross profit margins in fiscal year 2004 were 35.4 percent compared to 29.9 percent in fiscal year 2003. The gross profit on valves we sell in the U.S. is higher than in other geographic regions as we sell directly to hospitals and selling prices in the U.S. are generally higher due in part to government regulations and reimbursement. Selling prices for heart valves vary significantly around the world. Our gross profit is subject to fluctuations as the geographic mix of sales fluctuates. Our gross margin increased in fiscal year 2004 principally because we generated a higher proportion of our fiscal year 2004 revenues from sales to U.S. customers, and a 31 percent increase in sales to our largest European customer from whom we generate higher margins than our other international customers.

        Sales and Marketing.    For the year ended April 30, 2004, sales and marketing expenses totaled $1,996,406 or 58.5 percent of net sales, compared to $2,307,769 or 89.5 percent of net sales in the fiscal year 2003. The decrease in sales and marketing expenses and the decrease in sales and marketing expenses as a percentage of net sales related to a more focused Omnicarbon marketing effort in the U.S. and international markets. The reduction in sales and marketing expenses can be directly attributable to four areas: compensation, travel, consulting and promotional expenses. We downsized our sales management group which resulted in a $24,264 decrease in travel expense and a $52,938 decrease in employee compensation expense in fiscal year 2004 compared to fiscal year 2003. We also reduced our use of outside consultants which reduced our consulting expenses by $110,792 in fiscal year 2004 compared to fiscal year 2003. Promotional expenses were down $61,000 from fiscal year 2003 to fiscal year 2004. Fiscal year 2003 sales and marketing expenses include $51,000 in demonstration costs for items given to sales representatives.

        General and Administrative.    For the year ended April 30, 2004, general and administrative expenses totaled $2,395,062 or 70.2 percent of net sales, compared to $1,834,418 or 71.2 percent of net sales in the same period last year. The primary components of the increase in general and administrative expenses were increased audit fees of $112,000, increased outside consulting fees of $275,000 related to enhancement of our senior management team and activities related to seeking additional sources of financing and increased insurance costs of $40,000.

        Engineering and Regulatory.    Engineering and regulatory expenses increased to $910,646 for the year ended April 30, 2004, compared to $876,686 for the year ended April 30, 2003. The increase in these costs reflected our increased development efforts related to the atrial fibrillation technology purchased during fiscal year 2004. For the year ended April 30, 2004, engineering and regulatory expenses included charges of $83,930 associated with the acquisition of the LightWave technology. For the year ended April 30, 2003, engineering and regulatory expenses included $29,094 of expenses associated with the purchase of the Northrup Universal Heart Valve Repair System™ and the IMA Access™ Retractor Device. We are committed to future payments for the LightWave technology acquisition contingent upon our achievement of certain developmental milestones. We estimate that such milestone payments will result in additional charges of approximately $125,000 in fiscal year 2005. Regulatory expenses accounted for $188,992 or 21 percent and $318,545 or 36 percent, respectively, of the total engineering and regulatory for the years ended April 30, 2004 and 2003.

        Loss from Operations.    For the year ended April 30, 2004, operating expenses of $5,302,114 exceeded gross profit of $1,205,982 resulting in a loss from operations of $4,096,132. For the year ended April 30, 2003, operating expenses of $5,018,873 exceeded gross profit of $770,661 resulting in a loss from operations of $4,248,212. As of April 30, 2004, we had an accumulated deficit of $23,312,085. We have incurred losses in each of the last eight fiscal years.

        Other Income (Expense).    Other expense, net, consisting primarily of interest expense and losses on extinguishment of debt, increased to $2,142,858 for the year ended April 30, 2004, from $419,497 for the year ended April 30, 2003. The increase resulted from an increase in interest expense and a $1,235,813 loss we recorded when we extended the terms of some of our debt. The increase in interest expense of $450,712 in the fiscal year 2004 was attributed to higher financing costs associated with the additional short-term debt obtained in fiscal year 2004 and the related-party property financing transaction consummated in fiscal year 2003. In addition, interest expense related to the issuance of warrants related to debt financing totaled $522,619 for the year ended April 30, 2004, compared to $266,458 for the year ended April 30, 2003. The losses on extinguishment of debt resulted from the issuance of warrants to lenders in connection with extension of the loan maturity dates.

        Income Tax Provision.    In light of our history of operating losses, we recorded a valuation allowance to fully offset our deferred tax assets in fiscal year 2000. We have continued to provide a full valuation allowance throughout fiscal year 2004 due to uncertainty about our ability to generate sufficient future taxable income necessary to realize our deferred tax assets. We have recorded no tax provision in fiscal years 2004 or 2003 due to net operating losses generated for income tax reporting purposes.

Liquidity and Capital Resources

        Cash and cash equivalents increased to $659,856 at April 30, 2004, from $184,227 at April 30, 2003. This increase in cash and cash equivalents of $475,629 was due to the following:

Net cash used in operating activities	$(3,716,592)
Net cash used in investing activities	(81,434)
Net cash provided by financing activities	4,273,655

Net increase	$475,629

        Net cash used in operating activities decreased $592,915 from $4,309,507 in fiscal year 2003 to $3,716,592 in fiscal year 2004. The use of cash in operations in both fiscal years was primarily due to net losses of $4,667,709 and $6,238,990, respectively. The cash effect of these net losses was partially offset by non-cash expenses of $1,938,218 associated with the issuance of common stock and warrants to purchase common stock in fiscal year 2004, and $238,996 in fiscal year 2003 and also by non-cash charges related to depreciation of $335,873 and $314,056 in fiscal years 2003 and 2004.

        Net cash used in investing activities was $128,960 in fiscal year 2003 and $81,434 in fiscal year 2004. In both fiscal years, the cash was used for capital expenditures.

        In fiscal year 2003, net cash provided by financing activities was $1,841,019 consisting of borrowings from related parties of $1,303,333 combined with net proceeds from the related party sale-leaseback transaction of $1,000,000; partially offset by principal payments of $462,314. Net cash provided by financing activities was $4,273,655 in fiscal year 2004, and consisted of net proceeds from equity sales in February and April 2004 of $1,618,424, long-term borrowings of $3,150,000, partially offset by principal payments of $150,000 on debt and $333,152 of payments on lease obligations.

        Cash and cash equivalents decreased to $197,279 at January 31, 2005, from $659,856 at April 30, 2004. This decrease in cash and cash equivalents of $462,577 was due to the following:

Net cash used in operating activities	$(2,505,518)
Net cash used in investing activities	(178,190)
Net cash provided by financing activities	2,221,131

Net decrease	$(462,577)

        Net cash used by operating activities for the nine-month period ended January 31, 2005, totaled $2,505,518. Negative operating cash flows resulted primarily from the net loss of $5,679,712 for the period, partially offset by net non-cash adjustments of $2,064,327, relating primarily to an increase in the inventory and bad debt provisions, depreciation and expense related to the issuance of warrants for services. The net decrease in cash flows from operating activities was also partially offset by changes in operating assets and liabilities of $1,109,867, relating primarily to decreases in accounts receivable and prepaid expenses, net of an increase in accounts payable. The decrease in accounts receivable resulted from the decline in sales of heart valves. The increase in accounts payable was primarily the result of our efforts to conserve cash.

        Net cash used in investing activities for the nine-month period ended January 31, 2005, totaled $178,190. We used $152,500 to purchase equipment that we will use to support customers of our initial atrial fibrillation product. The funds used were partially offset by the proceeds from the sale of other equipment.

        Net cash provided by financing activities for the nine-month period ended January 31, 2005, totaled $2,221,131. Net proceeds from the issuance of common stock and warrants totaled $2,000,608. Proceeds from the issuance of convertible notes totaled $425,000. We also received $500,000 from a related party as a short term loan. These proceeds were partially offset by payments of short-term debt and the related-party lease obligation of $327,868.

Financing Activities

        We invested a significant amount of cash to attempt to penetrate the U.S. heart valve market, build our U.S. sales organization and improve our international distribution capabilities especially in Europe. We also invested in new products and technologies in an effort to broaden our product offerings. During the last two fiscal years, to improve our capital structure and provide working capital for operations, we completed the following transactions with accredited investors, including PKM Properties, LLC ("PKM"), an entity controlled by Paul K. Miller, one of our directors and the largest beneficial owner of our securities, and Peter L. Hauser ("Mr. Hauser"), a beneficial owner of our securities.

  •
  In January 2003, we established a discretionary line of credit with PKM. As of April 30, 2003 and 2004, we had borrowed $943,333 and $943,333, under this line of credit. This line of credit, as amended, required the payment of interest at a rate of 10 percent per year, would have matured on June 30, 2005, and was collateralized by substantially all of our assets. This debt was converted into preferred stock and warrants in April 2005, as described under the caption "Recent Financing Transaction" below.

  •
  In April 2003, we also completed a refinancing transaction in which our corporate headquarters, manufacturing facility and surrounding land were sold to PKM in a sale-leaseback transaction. Simultaneous with the sale, we entered into a lease with PKM to lease back the facility and a portion of the land.

  •
  In July 2003, we established a $1.0 million term debt with PKM. This term debt, which was amended in November 2003 to provide for an additional $500,000 of borrowing, required the payment of interest at a rate of 10 percent per year, would have matured on June 30, 2005, and was collateralized by substantially all of our assets. This debt was converted into preferred stock and warrants in April 2005, as described under the caption "Recent Financing Transaction" below.

  •
  In a simultaneous July 2003 transaction, we entered into a loan agreement and borrowed $1.0 million from Mr. Hauser pursuant to the terms of a subordinated note with an interest rate of 10 percent per year. Pursuant to an intercreditor agreement with PKM, the loan was collateralized by substantially all of our assets. This loan, as amended, would have matured on June 30, 2005. This debt was converted into preferred stock and warrants in April 2005, as described under the caption "Recent Financing Transaction" below.

  •
  We borrowed $500,000 in November 2003 from Draft Co. ("Draft"), under a note that matured on June 30, 2004, which had an interest at a rate of 10 percent per year. The Draft loan was collateralized by substantially all our assets pursuant to a restated intercreditor agreement among PKM, Mr. Hauser, and Draft. This note was repaid on June 30, 2004.

  •
  In April 2004, we issued a short-term promissory note to PKM in the principal amount of $150,000. The note required the payment of interest at a rate of 10 percent per year. This note was repaid during April 2004.

  •
  During February, April and May, 2004, we conducted a private placement to accredited investors of units, with each unit consisting of one share of common stock and one common stock purchase warrant. In this placement, we sold 2,730,763 units for aggregate gross proceeds of $4,014,222. During fiscal year 2004 we received gross proceeds from this private placement of $1,749,099. The five-year warrants sold with the common stock are exercisable to purchase an aggregate of 2,730,763 shares of common stock at an exercise price of $1.60 per share. In connection with the placement, we issued our placement agent a five-year warrant to purchase 123,272 units at an exercise price of $1.8375 per unit, paid our placement agent cash commissions of $181,210 and paid our placement agent a non-accountable expense allowance of $67,954. In addition, we issued a finder a five-year warrant to purchase 95,189 units at an exercise price of $1.8375 per unit, paid a finder a finder's fee of $140,928 and reimbursed a finder for expenses of $4,163. The warrants underlying the unit warrants issued to the placement agent and the finder are exercisable for a period of five-years at an exercise price of $1.8375 per share. As a result of anti-dilution adjustments through April 15, 2005, these unit warrants are exercisable in the aggregate for 599,137 units, each consisting of one share of common stock and one warrant exercisable for one share of common stock at $0.67 per share.

  •
  On November 17, 2004, we entered into a discretionary credit agreement with PKM pursuant to which we borrowed $500,000. This discretionary credit agreement had a maturity date of February 28, 2005, that was extended to June 30, 2005. It required the payment of interest at a rate of 10% per year. It also contained various representations and loan covenants as are customary in banking and finance transactions. We issued a credit note to PKM to evidence such indebtedness. In connection with this discretionary credit agreement, we entered into an intellectual property security agreement with PKM pursuant to which we granted PKM a security interest in all of our intellectual property. The indebtedness was also incurred by a security agreement which we entered into with PKM in May 2003. We also acknowledged and accepted a third amendment to the first amended and restated subordination and intercreditor agreement by and between PKM and Mr. Hauser. Pursuant to this agreement, proceeds borrowed under this discretionary credit agreement were deemed "senior debt." Further, PKM, pursuant to a waiver agreement, waived past defaults under the discretionary credit agreements from January 2003 and November 2003. As additional consideration for the discretionary credit agreement we entered into in November 2004, we issued to PKM a warrant with a ten-year term to purchase 34,014 shares of our common stock at a per share exercise price equal to the lower of (1) $1.47 or (2) the price at which we first sell our common stock or units (minus the value of the warrant component thereof determined at the date of sale thereof using the Black Scholes formula) after November 17, 2004, but not less than $1.00. As a result of anti-dilution adjustments through April 15, 2005, this warrant is exercisable for 80,646 shares at $0.62 per share. This debt was converted into preferred stock and warrants in April 2005, as described under the caption "Recent Financing Transaction" below.

  •
  On December 31, 2004, we issued $225,000 principal amount of convertible bridge notes due May 31, 2005, to certain accredited investors. On January 13, 2005, we issued $200,000 principal amount of convertible bridge notes due May 31, 2005, to an accredited investor. The notes bore interest at the rate of 10% per year and were convertible into securities to be issued in our next equity financing. Within 10 days of the consummation of our next equity financing, each investor will be required to elect one of the following two alternatives: (1) convert the entire unpaid principal and all accrued but unpaid interest under the note into fully paid and nonassessable next shares at a price per share equal to 80 percent of the issuance price of the next shares, and retain the bridge warrant, or (2) surrender the note and the bridge warrant to us in exchange for the issuance of a number of next shares and any accompanying warrants issuable in connection with the next shares, equal to the amount of such securities that could be purchased using the entire unpaid principal and all accrued but unpaid interest under the note. In connection with this financing, we issued a five-year bridge warrant to each investor for the purchase of a number of shares of common stock equal to 20% of the principal amount of such investor's note. Such warrants are exercisable to purchase common stock at a price per share equal to the issuance price of the securities issuable in our next equity financing. In connection with these issuances, we paid Tower Finance, Ltd. ("Tower"), a finder, a cash commission equal to 8% of the gross proceeds raised from investors introduced to us by Tower and we agreed to issue a five-year common stock purchase warrant to Tower for the purchase of a number of shares equal to 8% of the total possible shares issuable to Tower-introduced investors in this financing at an exercise price of 125% of issuance price of the next shares. This debt was converted into preferred stock and warrants in April 2005 at 100 percent of the issuance price of such securities, as described under the caption "Recent Financing Transaction" below. In consideration of converting at 100 percent rather than 80 percent of the issuance price of the preferred stock, the note holders were permitted to retain the warrants issued to them in connection with the convertible bridge financing.

Analysis

        We expect that our operating losses and negative operating cash flow will continue through at least fiscal year 2006 as we continue adding staff to support the development and launch of our atrial fibrillation technology. We anticipate that our sales and marketing and general and administrative expenses will continue to constitute a material use of our cash resources. The actual amounts and timing of our capital expenditures will vary significantly depending upon progress on our product development projects, the speed at which we are able to expand our distribution capability in domestic and international markets and the availability of financing.

        Our capital requirements may vary depending upon the timing and the success of the implementation of our business plan, regulatory, technological and competitive developments, or if:

  •
  Commercial sales of our ATRILAZE system and new products are not achieved;

  •
  Operating losses exceed our projections;

  •
  Our manufacturing and development costs or estimates prove to be inaccurate;

  •
  We determine to acquire, license or develop additional technologies; or

  •
  We experience difficulty in gaining U.S. market acceptance or delays in obtaining FDA clearance.

        We cannot assure you that our efforts to enter the cardiac tissue ablation market will:

  •
  Be attainable;

  •
  Be profitable;

  •
  Reduce our reliance upon financing transactions; or

  •
  Enable us to continue operations.

        The amount of capital needed for fiscal years 2006 and 2007 is difficult to estimate and will be dependent on the introduction of the ATRILAZE system for open-heart procedures and development costs the ATRILAZE system for stand-alone, minimally invasive procedures.

        We cannot assure you that we will be able to raise sufficient additional capital on terms that we consider acceptable, or at all. The terms of any equity financing are expected to be highly dilutive to our existing security holders. The delisting of our securities from the Nasdaq SmallCap Market that occurred in March 2003 negatively affects our ability to raise capital. In addition, the report of our independent registered public accounting firm for fiscal year 2004 includes an explanatory paragraph expressing doubt about our ability to continue as a going concern. If we are unable to obtain adequate financing on acceptable terms, we will be unable to continue operations.

Recent Financing Transaction

        On April 1, 2005, we sold approximately $18.0 million of 5% Series A Convertible Preferred Stock and common stock purchase warrants to a group of private investors, including two major shareholders, one of which is controlled by a director of our company. Included in this amount was the conversion of approximately $4.4 million of existing indebtedness. On April 1, 2005, pursuant to this agreement, we issued 18,035 shares of 5% Series A Convertible Preferred Stock to accredited investors, warrants for the purchase of 27,052,500 shares of common stock to such investors, and warrants for the purchase in the aggregate of 1,635,960 shares of common stock to our placement agent and a finder. We agreed to register the shares underlying the preferred stock and the shares underlying the investor warrants under applicable federal and state securities laws.

        Each share of preferred stock is convertible into the number of shares of common stock equal to the $1,000 stated value divided by $0.50, subject to anti-dilution adjustments. As a result, the 18,035 preferred shares sold may be converted into 36,070,000 shares of common stock, subject to anti-dilution adjustments. The terms of the preferred stock include dividend, protective, liquidation and conversion rights. For additional information regarding the preferred stock, please review "Description of Securities—5% Series A Convertible Preferred Stock."

        In the event of a fundamental transaction, as defined by the Certificate of Designation of rights and preferences of 5% Series A Convertible Preferred Stock, such as a merger or sale of our company, the preferred shareholders have the right to require us to redeem the preferred shares at their stated value, including any accrued but unpaid dividends. In the event of certain defaults, the preferred shareholders have the right to require us to redeem the preferred shares at 110% their stated value, including any accrued but unpaid dividends. As a result of these redemption provisions, the carrying value of these preferred shares are considered to be mandatorily redeemable and will be reported as a "mezzanine" instrument on our balance sheet beginning on April 30, 2005. The aggregate liquidation value of these redeemable preferred shares at April 30, 2005 will be $18,035,000. However, the carrying value of this redeemable preferred stock at April 30, 2005 is expected to be zero, net of a discount associated with the warrants issued to the preferred shareholders, the placement agent and finder.

        The preferred stock was sold along with warrants to purchase a number of shares of common stock equal to 75% of the number of shares of common stock initially issuable upon conversion of the preferred shares. The warrants have a term of five years and are exercisable at $0.50 per share, subject to anti-dilution adjustments. If the shares issuable upon exercise of the warrants are not registered for resale at the time of exercise, each warrant allows the holder to convert the warrants into common stock without any cash consideration in exchange for the surrender of the remaining shares of common stock otherwise purchasable upon exercise of the warrant. For additional information regarding the warrants, please review "Description of Securities—2005 Private Placement Warrants."

        In the event of a fundamental transaction, as defined by the warrant agreements, such as a merger or sale of our company, the warrants issued to the preferred shareholders, the placement agent and finder provide the warrant holders with the right to put the warrants to us for cash in an amount equal to the fair value of the warrants, as determined using the Black Scholes option pricing model. As a result of this put right, the warrants will be reported at their fair value as a liability on our balance sheet beginning on April 30, 2005 and future changes in the fair value of the warrant will result in charges or benefits to the our results of operations. We estimate the fair value of these warrants at April 30, 2005, to be approximately $22,271,000. Because the fair value of these warrants at April 30, 2005 exceeds the proceeds received in the preferred stock and warrant issuances, we will recognize the excess of the fair value of the warrants over the proceeds received (including converted debt) as an interest charge of approximately $5,038,000 in the quarter and year ending April 30, 2005.

        We obtained gross cash proceeds of $13,603,000 at the closing (net of $30,000 in legal fees which were offset by the lead investor) and converted $4,402,000 of indebtedness into the above-referenced equity securities. We paid a placement agent cash commissions of $573,000, we repaid an outstanding debt obligation (including accrued interest) to PKM Properties, LLC of $502,708, and we paid a finder a finder's fee of $244,980. We also agreed to reimburse the placement agent and finder for expenses, and to reimburse PKM in connection with its legal fees.

Commitments and Contingent Liabilities at January 31, 2005

        Related Party Lease Obligation.    On April 4, 2003, we sold our corporate headquarters, manufacturing facility and surrounding land in Inver Grove Heights, Minnesota, to PKM. In connection with the transaction, we received total consideration of $3.84 million consisting of (1) $1.0 million in cash, (2) PKM's assumption of our $2.5 million outstanding indebtedness to Associated Bank which eliminated our indebtedness to Associated Bank, and (3) PKM's assumption of our promissory note with Dakota Electric Association and land special assessments payable to Dakota County aggregating $336,105.

        We simultaneously leased back our facility pursuant to a ten-year lease, with options to renew and an option to repurchase the facility. We continue to utilize the facility as we did prior to the financing transaction.

        Clinical Studies.    We entered into agreements with several large institutions to conduct clinical studies regarding certain aspects of our Omnicarbon heart valve's clinical performance. The agreements run through fiscal year 2006. In general, recipients of clinical study payments are required to purchase our products in order to complete their studies and collect and submit data according to a study protocol. As of January 31, 2005, we had accrued, but not paid, $10,300 for clinical study payments. In April 2005, we announced our exit from the mechanical heart valve business.

        Accrued Severance.    As part of the restructuring, we are making severance payments to former officers and employees. As of January 31, 2005, our remaining obligations totaled $97,953. We expect to complete making these severance payments by August 2005.

        Atrial Fibrillation Technology Purchase Agreement.    In August 2003, we entered into a technology purchase agreement with LightWave and its principals relating to the acquisition of LightWave's interests in technology consisting of a catheter/probe containing elements of optical fiber, coolant passages and other features for the purpose of delivering laser energy to the epicardial surface of the heart for treatment of atrial fibrillation. We paid LightWave an initial standstill payment consisting of 15,000 shares of our common stock, $10,000 upon closing and an additional $30,000 to LightWave in installments in 2004 and 2005. We will be obligated to pay $125,000 to LightWave within 45 days after the first commercial sale of our product in the United States or Europe to two or more parties and $385,000 within 45 days following our achievement of $1,500,000 of cumulative gross sales of disposable products. In addition, we issued to LightWave warrants for the purchase of 25,000 shares at closing and 25,000 shares upon receiving FDA 510(k) clearance. In addition, we are obligated to issue warrants for 25,000 shares upon a receipt of a U.S. utility patent covering the product and 25,000 shares upon the first commercial sale of our product.

        Following the first commercial sale, we have agreed to pay LightWave earn-out payments equal to 6% of net sales of the LightWave product in countries in which we obtain patent protection and 4% of net sales in territories in which there is no patent protection. Commencing with the second year following our first commercial sale, we have agreed to pay minimum annual earn-out payments as follows:

Year Following Commercialization	Minimum Annual Earn Out Payment
2	$50,000
3	$75,000
4	$100,000
5	$200,000
6	$300,000
7	$350,000
8	$350,000
9	$400,000
10	$500,000

        We are obligated to pay earn-out payments for a period of ten years following the first commercial sale. Our technology purchase agreement with LightWave contains other customary conditions, including mutual indemnification obligations. LightWave and two of its principals have agreed to certain noncompetition obligations, nondisclosure obligations, certain obligations to assign new developments or inventions relating to the acquired technology to our company. We have agreed to use our reasonable commercial efforts to commercialize the technology within three years following the acquisition of the technology from LightWave. If we fail in any year to pay minimum annual earn-out payments, we may be obligated to grant LightWave a nonexclusive right to use the technology acquired from LightWave or to pay to LightWave the difference between earn-out payments actually paid and minimum earn-out payments due for a given year.

        Debt with Related Parties.    We entered into agreements with PKM and Mr. Hauser in July 2003 and November 2003 to provide $2.5 million of bridge financing. We previously established a line of credit in January 2003 with PKM and had various other financing transactions with PKM as described above. This debt was converted into preferred stock and warrants in April 2005, as described under the caption "Recent Financing Transaction" above.

        The following table summarizes our contractual obligations as of January 31, 2005:

	Payments Due By Period
Summary of Contractual Obligations	TOTAL	Less than One Year	Two to Three Years	Four or More Years
Related Party Lease Obligation(1)	$3,249,568	$384,000	$768,000	$2,097,568
Clinical Studies	10,300	10,300
Accrued Severance	97,953	97,953
Atrial Fibrillation Technology Purchase Agreement(2)	15,000	15,000
Debt with Related Parties	4,368,333	4,368,333

TOTAL CONTRACTUAL OBLIGATIONS	$7,741,154	$4,875,586	$768,000	$2,097,568

(1)
Future payments include interest due.

(2)
Excludes payments that are contingent upon achievement of future development and sales milestones, as described above.

Commitments and Contingent Liabilities at April 30, 2004

        Related Party Lease Obligation.    On April 4, 2003, we sold our corporate headquarters, manufacturing facility and surrounding land in Inver Grove Heights, Minnesota, to PKM. In connection with the transaction, we received total consideration of $3.84 million consisting of (i) $1.0 million in cash, (ii) PKM's assumption of our $2.5 million outstanding indebtedness to Associated Bank which eliminated our indebtedness to Associated Bank, and (iii) PKM's assumption of our promissory note with Dakota Electric Association and land special assessments payable to Dakota County aggregating $336,105.

        We simultaneously leased back our facility pursuant to a ten-year lease, with options to renew and an option to repurchase the facility. We continue to utilize the facility as we did prior to the financing transaction.

        Clinical Studies.    We entered into agreements with several large institutions to conduct clinical studies regarding certain aspects of our Omnicarbon heart valve's clinical performance. The agreements run through fiscal year 2006. In general, recipients of clinical study payments are required to purchase our products in order to complete their studies and collect and submit data according to a study protocol. In April 2005, we announced our exit from the mechanical heart valve business.

        Debt with Related Parties.    We entered into agreements with PKM and Mr. Hauser in July and November of 2003 to provide $2.5 million of bridge financing. We previously established a line of credit in January 2003 with PKM and have entered into various other financing transactions with PKM as described above. This debt was converted into preferred stock and warrants in April 2005, as described under the caption "Recent Financing Transaction" above.

        Other Short-Term Debt.    We entered into an agreement with Draft, in November 2003, to provide $500,000 in bridge financing. We repaid this debt on June 30, 2004.

        Atrial Fibrillation Technology Purchase Agreement.    In August 2003, we entered into a technology purchase agreement with LightWave and its principals relating to the acquisition of LightWave's interests in technology consisting of a catheter/probe containing elements of optical fiber, coolant passages and other features for the purpose of delivering laser energy to the epicardial surface of the heart for treatment of atrial fibrillation. We paid LightWave an initial standstill payment consisting of 15,000 shares of our common stock, $10,000 upon closing and an additional $30,000 to LightWave in installments in 2004 and 2005. We will be obligated to pay $125,000 to LightWave within 45 days after the first commercial sale of our product in the United States or Europe to two or more parties and $385,000 within 45 days following our achievement of $1,500,000 of cumulative gross sales of disposable products. In addition, we issued to LightWave warrants for the purchase of 25,000 shares at closing and 25,000 shares upon receiving FDA 510(k) clearance. In addition, we are obligated to issue warrants for 25,000 shares upon a receipt of a U.S. utility patent covering the product and 25,000 shares upon the first commercial sale of our product.

        Following the first commercial sale, we have agreed to pay LightWave earn-out payments equal to 6% of net sales of the LightWave product in countries in which we obtain patent protection and 4% of net sales in territories in which there is no patent protection. Commencing with the second year following our first commercial sale, we have agreed to pay minimum annual earn-out payments set forth in "Management Discussion and Analysis or Plan of Operation—Commitments and Contingent Liabilities at January 31, 2005."

        We are obligated to pay earn-out payments for a period of ten years following the first commercial sale. Our technology purchase agreement with LightWave contains other customary conditions, including mutual indemnification obligations. LightWave and two of its principals have agreed to certain noncompetition obligations, nondisclosure obligations, certain obligations to assign new developments or inventions relating to the acquired technology to our company. We have agreed to use our reasonable commercial efforts to commercialize the technology within three years following the acquisition of the technology from LightWave. If we fail in any year to pay minimum annual earn-out payments, we may be obligated to grant LightWave a nonexclusive right to use the technology acquired from LightWave or to pay to LightWave the difference between earn-out payments actually paid and minimum earn-out payments due for a given year.

        The following table summarizes our contractual obligation as of April 30, 2004:

	Payments Due By Period
Summary of Contractual Obligations	TOTAL	Less than One Year	Two to Three Years	Four or More Years
Related Party Lease Obligation(1)	$3,774,924	$424,104	$864,048	$2,486,772
Clinical Studies	10,100	10,100
Consulting	17,308	17,308
Atrial Fibrillation Technology Purchase Agreement(2)	15,000	15,000
Debt with Related Parties	3,443,333		3,443,333
Other Short-Term Debt	500,000	500,000

TOTAL CONTRACTUAL OBLIGATIONS	$7,760,665	$966,512	$4,307,381	$2,486,772

(1)
Future payments include interest due.

(2)
Excludes payments that are contingent upon achievement of future development and sales milestones, as described above.

Qualitative and Quantitative Disclosures about Market Risk

        We develop our products in the U.S. and market our products globally. Because we derive our revenue primarily from sources outside of the U.S., our financial results could be affected by many factors, such as changes in currency exchange rates or weak economic conditions in foreign markets. Substantially all of our sales are denominated in U.S. dollars. A strengthening of the U.S. dollar could make our products less competitive in foreign markets. We do not currently participate in any currency hedging activities to mitigate this risk. We assess the need to use financial instruments to hedge our exchange rate exposure on an ongoing basis. In addition, we continually evaluate selling prices and billing currencies to monitor our exchange rate exposure. Our interest income is sensitive to changes in the general level of U.S. interest rates. All of our outstanding debt instruments have fixed interest rates and are, therefore, not sensitive to changes in market interest rates. Based on the current nature and levels of our investments and debt, we believe that we currently have no material market risk exposure.

        Our general investing policy is to limit market and credit risk and the risk of principal loss. All liquid investments with original maturities of three months or less are considered to be cash equivalents.

BUSINESS

Overview

        In August 2003, to reduce our dependence on sales of mechanical heart valves, we acquired a technology platform for the treatment of atrial fibrillation from LightWave Ablation Systems, Inc. ("LightWave"), a private, research-based corporation focused on new devices for the treatment of cardiovascular diseases. Atrial fibrillation is a common irregular heart rhythm condition among the U.S. population and is a significant, worldwide healthcare challenge. Near-term, we plan to develop and introduce products targeting the treatment of atrial fibrillation. We believe these and other products we may acquire or develop are critical to increasing revenues and reducing losses and ultimately achieving profitability.

        Atrial fibrillation, or AF, is the most common cardiac arrhythmia. An arrhythmia is erratic electrical energy that interferes with normal heart rhythm. AF reduces cardiac output by up to 30% and is also a major precursor to congestive heart failure. AF is associated with significantly increased morbidity and mortality. For example, patients with AF are six times more likely to suffer stroke or cerebrovascular accident. AF affects 5.5 million people worldwide, with 320,000 new cases diagnosed annually worldwide. It affects 2.5 million Americans and 160,000 new cases are diagnosed each year in the United States. The incidence of AF increases with age. The population is aging and greater than two-thirds of these patients with AF are more than 70 years of age. In the United States, 300,000 open-chest surgical procedures are performed each year. Of these, approximately 60,000, or twenty percent, are candidates for AF treatment.

AF Treatment Options

  •
  Medical Treatment—Antiarrhythmic and anticoagulant drugs are used initially to treat AF and are administered by cardiologists. This first line treatment is a palliative treatment and has a failure rate of 50% at 1 year and 84% at 2 years. Cardioversion is another treatment option and it is separated into two types, electrical and chemical. The major concern with medical treatment is that there are significant quality of life issues in regards to the side effects of the various drugs. In particular, the anticoagulant drugs that are administered to prevent a stroke from occurring significantly alters the lifestyle of those patients due to the increased risk of uncontrolled bleeding.

  •
  Interventional—The interventional approach is the secondary treatment of AF and is performed by electrophysiologists, a specialized type of cardiologist. The interventional techniques consist of percutaneous approaches utilizing catheter-based technologies with various energy sources to form lesions of ablation. This second line treatment is also considered to be palliative treatment and has a success rate of 40 to 60%.

  •
  Surgical—The Maze procedure is the final approach to treat AF. The procedure is performed in the operating room and it is described as "maximally invasive." This cut and sew/disassemble and reassemble surgical procedure is curative and has a success rate of 97 percent. However, this procedure is still associated with the morbidity and mortality risks that are true of any open-heart surgical procedure. More importantly, very few cardiovascular surgeons perform this time-consuming and technically difficult procedure.

        The AF market remains a large, undefined market opportunity. Because of the various success rates of the current treatments for AF this market is referred to by some as a "chaotic market" with substantial opportunity for treatment solutions.

        The AF annual market for open-chest surgical procedures is expected to reach $250 million worldwide by 2008. The AF annual market for stand-alone, minimally invasive (closed-chest, beating heart) surgical procedure revenue is expected to reach $1.5 billion worldwide by 2008, according to Health Research International's October 2002 market report.

        We launched our core technology for proof-of-concept in the human clinical setting in January 2005. With a strong foundation and presence in cardiovascular surgery market, we intend to move aggressively during the next 12 to 18 months to define the market and develop a stand-alone, minimally invasive (closed-chest, beating heart) surgical procedure for ablating cardiac tissue and as a means to treat atrial fibrillation.

The ATRILAZE Solution To Address Large and Growing Market

        We believe that our ATRILAZE Surgical Ablation System, when configured for stand-alone, minimally invasive (closed-chest, beating heart) surgical product, meets a needed solution in cardiovascular surgery and is positioned to revolutionize the atrial fibrillation market. The prevalence of AF grows markedly with an aging population. Two thirds of all people afflicted with AF are more than 70 years of age. This growing market is in need of a technology that provides an improved procedure with better outcomes. Laser technology is already being used in numerous surgical procedures. Laser energy is being used extensively in cosmetic and aesthetic procedures including: cosmetic skin resurfacing, psoriasis and eczema treatment (skin disorders), hair removal, tattoo removal and varicose vein treatment. These procedures can be performed in a physician's office and represent a completely outpatient application of similar underlying laser technology, although our solution will be used in operating rooms and not in physicians' offices. In addition, cardiovascular surgeons have implemented trans-myocardial revascularization ("TMR") in their open-chest procedures. The diode laser we utilize to treat AF is small and we expect it to be more readily accepted in the operating room setting than existing TMR laser systems. We believe our most significant near-term opportunity is in the concomitant open-heart and open-chest settings. Conservatively, there are 300,000 open-chest procedures done in the U.S. annually. Twenty percent, or 60,000, of those open-chest patients are afflicted with AF and require AF treatment. In addition, approximately 25% of all patients undergoing heart valve surgery are also afflicted with AF.

Minimally Invasive Cardiovascular Surgery—Stand-Alone Procedure

        The standard for curative treatment of atrial fibrillation is known as the Maze procedure. This is a "maximally invasive" procedure that is routinely done as a concomitant procedure that requires cracking the sternum; opening the patient's chest; placing the patient on the heart-lung machine; stopping the heart; and disassembling and reassembling the atrial chambers of the heart. This is done to create lesion lines via the surgeon's scalpel to interrupt the erratic electrical energy that causes AF. This is a technically difficult and time-consuming procedure. The postoperative recovery times as well as the morbidity and mortality risks of this procedure are significant.

        During the last several years, newer minimally invasive techniques have gained momentum as they have been proven to lower costs, have higher reimbursements, reduce patient trauma and provide better outcomes. We believe that as a result, these procedures are being used more frequently and represent one of the fastest growing segments within the cardiovascular surgery market. In particular, we see significant opportunities in minimally invasive (closed-chest, beating heart) surgical procedures. Closed-chest procedures are done utilizing robotic and thoracoscopic techniques. The technology of robotic and thoracoscopic instrumentation has allowed the cardiovascular surgeon port access with three-dimensional visualization. This technology allows the cardiovascular surgeon to place his hands inside the patient's closed-chest cavity via instrumentation and view the cardiac anatomy as in an open-chest setting. Our core technology incorporates a low-profile, ergonomic hand-held laser delivery device or probe for cardiac tissue ablation that we are developing into a minimally invasive product. Based upon bench testing by several leading surgeons, anecdotal feedback indicates that the ATRILAZE Surgical Ablation System can deliver high quality ablation lesions that mimic that of a surgeon's scalpel and the Maze procedure itself. We believe that an ideal stand-alone, minimally invasive surgical procedure demands an outcome that mimics that of the standard Maze, takes little time and is easy to perform.

Alternative Energy Sources for Ablation

        There are currently a wide variety of energy sources that are used to ablate cardiac tissue. These different energy sources are available to both the interventional and surgical treatments of AF and are listed below:

  •
  Cryothermy—also referred to as cryoenergy or simply "cryo." This type of energy uses either a catheter or hand-held probe to ablate cardiac tissue by freezing at extreme temperatures (up to ~160oC).

  •
  Radiofrequency—Unipolar—also referred to as RF. This type of energy uses either a catheter or hand-held probe or pen to ablate cardiac tissue by using heat from radiowaves, the same radiowaves used in A.M. radios.

  •
  Radiofrequency—Bipolar—also referred to as BPRF. This type of energy uses a hand-held clamp device with two poles to ablate cardiac tissue by using heat from radiowaves, the same radiowaves used in A.M. radios.

  •
  Microwave—This type of energy uses either a catheter or hand-held probe to ablate cardiac tissue by using heat from microwaves, the same energy produced in the household microwave.

  •
  Ultrasound—is sometimes referred to as high intensity focused ultrasound, or HIFU. This type of energy uses either a catheter or hand-held probe to ablate cardiac tissue by using heat from ultrasonic energy.

  •
  Laser—also referred to as light energy or photocoagulation. This type of energy functions at varying wavelengths and uses either a catheter or hand-held device to ablate cardiac tissue by using volumetric heating.

The MedicalCV Solution

        The ATRILAZE system uses the surgeon's skill, experience and judgment to perform successful surgical cardiac tissue ablation procedures, thus creating effective lines of electrical block for the treatment of AF. The precision, placement and control of the surgical cardiac tissue ablation process remains entirely in the surgeon's hands. We believe that the ATRILAZE system will eliminate the inherent flaws of the alternative energy sources, including lateral thermal spread, lack of precise control of the energy, and cumbersome surgical tools with bulky, intrusive energy sources. The table below sets forth the features and what we believe to be the benefits and advantages of the ATRILAZE Surgical Ablation System solution.

Features	Benefits	Advantages
Narrow Beam	Accurate Lesion (3mm) Scalpel Precision	Mimics surgical Maze
Directed Energy	Surgeon precision Control of Laser Scalpel remains in surgeon's hands	No collateral damage
Contact Forgiving	Easy to use	Excellent transmurality Atraumatic
Ideal Wavelength	Depth control	Transmurality Target ablation
Coherent Light	Beating heart	Minimally Invasive Procedure
Rapid	Stopped heart / Less pump time Beating heart / Less procedure time	Minimally Invasive Procedure
Low-Profile	Closed-chest	Minimally Invasive Procedure
Cost Effective	Hospital pressure sensitivity	Low barriers to entry

The MedicalCV Strategy

        MedicalCV's intent is to revolutionize the atrial fibrillation market by establishing its products as the standard of care for targeted stand-alone, minimally invasive (closed-chest, beating heart) surgical procedures addressing atrial fibrillation treatment. Key elements of this strategy are:

  •
  Capitalize on the large, undefined, chaotic atrial fibrillation market. During the past decade, more and more interventional and surgical technologies have gained market acceptance as they all promote the promise of achieving better than 80% success rates or curing atrial fibrillation completely. As a result, this is one of largest growing segments in cardiovascular surgery and interventional cardiology. The ATRILAZE system allows the surgeon to achieve a high quality result with effective creation of cardiac tissue ablation lesions and to mimic the surgical (cut and sew/disassemble and reassemble) Maze procedure. The similarity of the laser to the surgical scalpel ensures the effectiveness of the technology. We believe that this will lead to rapid acceptance and adoption in concomitant open-chest procedures during the proof-of-concept phase, which, in turn, will lead to penetration and definition of minimally invasive cardiac surgery and evolve to a stand-alone (closed-chest, beating heart) surgical procedure to treat and cure atrial fibrillation as cardiovascular surgeons become increasingly familiar with the ATRILAZE system.

  •
  Focus on leading surgeons to drive initial market acceptance. We will focus our efforts on surgeons who have active open-heart practices which include high volume valve repair or replacement, existing atrial fibrillation procedures and are considered to be "thought leaders" in cardiovascular surgery and in minimally invasive procedures. As these leading surgeons incorporate the ATRILAZE system into their standard practices, we believe these surgeons will help accelerate broader awareness within the medical community through peer communication, the presentation of results at surgical conferences and the publication of results in leading surgical and medical journals. As we go to proof-of-concept in the human clinical setting and define the market during the next 12 to 18 months, we plan to educate, inform and heighten awareness of the ATRILAZE system and the anticipated superior outcomes in the cardiovascular surgical space.

  •
  Expand clinical marketing and product development focus to create a stand-alone, minimally invasive procedure to treat atrial fibrillation. Our product development efforts are directed toward enhancing our technology platforms and modifying them to promote a stand-alone, minimally invasive procedure to treat and cure atrial fibrillation. We anticipate that our proprietary position in harnessing and channeling laser light energy will allow the technology to be widely adopted in the minimally invasive setting.

  •
  Manufacturing to control costs and produce high quality products. Through qualified vendors in conjunction with our propriety technologies and patent applications, we expect that the diode laser and all-future designs of the ATRILAZE system will be developed, manufactured, tested and packaged to produce high quality products at low cost. Our historical excellence in quality, reliability and product performance, combined with in-house manufacturing or contract outsourcing, will, we believe, assure that these attributes of high quality assurance carry forward to all future products.

  •
  Leverage existing support infrastructure for immediate and long-term growth and profitability. We will appropriately relocate as soon as possible to manage general administration and reduce facility expenses, with the goal of fostering a high awareness of cost consciousness throughout the organization.

MedicalCV's Technology and Products

        We acquired a surgical ablation system technology platform from LightWave in August 2003. We filed a 510(k) application with the FDA on March 22, 2004, and received 510(k) clearance on December 1, 2004. Our ATRILAZE Surgical Ablation System, our first product based upon this technology, consists of a laser unit and a hand-held device or probe.

        Proof-of-concept in the human clinical setting commenced in January 2005. To date, a total of five concomitant open-heart surgical procedures have been performed using the ATRILAZE system. Two cardiovascular surgeons at respected medical centers in Texas performed the surgical procedures. All of the procedures were performed in the standard fashion with the heart-lung machine, and the cardiac tissue ablation portion of the procedure was performed prior to the valve repair or replacement and coronary artery revascularization. Overall, the procedures were deemed successful by the surgeons and the patients are doing well postoperatively. Our strategy is to develop this core technology into products for stand-alone minimally invasive surgical procedures.

Regulatory Clearance

        As noted above, the ATRILAZE Surgical Ablation System has received 510(k) clearance in the United States and is indicated for delivery of 810nm laser light to soft tissue, including cardiac tissue, during surgical procedures. Indications include the incision, excision, dissection, vaporization, ablation, or coagulation of soft tissue. We also intend to seek regulatory approval in the next two years to initiate a human clinical study designed to allow us to support FDA approval for the promotion of "for use in the treatment of atrial fibrillation." We intend to conduct this study when our ATRILAZE system has evolved cardiac tissue ablation to a stand-alone, minimally invasive (closed-chest, beating heart) surgical procedure. Filing for the CE mark in the European Union is scheduled for the first quarter of fiscal year 2006. Next generation products will require similar regulatory filings.

Manufacturing

        We intend that manufacture of the first generation of the ATRILAZE system and diode laser will be outsourced to qualified vendors. This strategy is expected to provide quick time to market and early adoption of the technology with the approved ATRILAZE designs. We intend that future ATRILAZE designs with enhanced features for surgical applications will be designed in-house and either manufactured in-house or outsourced in whole or in part to qualified vendors. Components will be supplied in a similar manner. Product sterilization and related testing will be outsourced. Our historical excellence in quality, reliability and product performance, combined with our flexibility to pursue both in-house and outsourced manufacturing will, we believe, assure that these attributes carry forward to all products and enable us to control costs of manufacture.

Intellectual Property

        We intend to aggressively document and protect our intellectual property by obtaining U.S. and foreign patents to protect technology important to the development of our business. We have filed six patent applications with the United States Patent Office, as well as a related patent application with international patent authorities. Obtaining patent protection for our cardiac tissue ablation products will be critical to our commercial success. We regularly conduct patent searches of third party patents. This includes a review of patents owned by third parties and patent applications pending known to us as attempting to address treatment of atrial fibrillation using a laser to ablate cardiac tissue. From time-to-time, we search publicly available records for relevant patents assigned to other companies. During one of these searches, we identified one issued patent in our field relating to the use of laser technology and for which we deemed it advisable to seek the advice of legal counsel. Based upon advice from our legal counsel, we believe that the sale and use of our ATRILAZE cardiac tissue ablation product using infrared laser energy would not infringe any valid claim of the patent.

        We cannot assure you that any patents issued to us will be valid, enforceable or otherwise be of value to us in relation to products of our competitors or the market in general, or that any patent for which we have applied or may apply will be granted.

        On May 2, 2005, we received a letter from Edwards Lifesciences LLC concerning our ATRILAZE soft tissue ablation products, which are the subject of some of our patent applications. Edwards does not claim that our products infringe any of its patents. Edwards' letter calls to our attention six of its patents and requests us to comment on how our products differ from the claimed methods and apparatus of the six specified Edwards patents. We have reviewed the specified Edwards patents and discussed them with our patent counsel, and believe that our ATRILAZE product does not infringe on any of these patents. While Edwards does not claim in its letter that our products infringe its patents, it is likely that in the future, Edwards or others will continue to inquire regarding our products and patents and possibly make intellectual property claims relating to our tissue ablation devices. Our defense of any claims made by Edwards, or of any other intellectual property claims made in the future, regardless the merits of such claims, could divert the attention of our technical and management personnel away from development and marketing of our products for significant periods of time. Further, the cost incurred to defend such claims could be substantial and adversely affect us, even if we are ultimately successful in defending such claims. An adverse determination in connection with any of such claims in the future could affect our ability to sell our products, subject us to significant liabilities to third parties, or require us modify our products to be noninfringing or to seek licenses from third parties. There can be no assurance that we could be able to so modify our products or obtain licenses on satisfactory terms.

        We also rely upon trade secrets and proprietary know-how. We require our technical employees and consultants to agree in writing to keep our proprietary information confidential and, with certain limitations, to assign all inventions relating to our business to us.

        We have limited proprietary rights covering our mechanical heart valve materials. We have one U.S. patent on our pyrolytic carbon coating apparatus and two foreign patent applications. Our current patents will begin to expire in 2015. We have no patents covering the design of our Omnicarbon heart valves.

        We have used, and therefore claim common law rights in, the following trademarks: GLIDETHRU, ULTRAPURE and ATRILAZE. We have filed an application for a U.S. federal registration for the mark: ATRILAZE™. We also have a federal registration for the marks: MEDICALCV® and OMNICARBON®.

Competition

        As discussed above, the atrial fibrillation market is being addressed three fold. The first line approach is drug therapy. Drug therapy is associated with a poor quality of life and the failure rate at 1 year is 50% and at 2 years 84%. The second line approach is catheter-based technologies via the electrophysiologist. This is a time consuming procedure of four to six hours with a success rate of 40% to 60%. The final treatment option is concomitant open-heart surgery. In the operating room, the cardiovascular surgeon performs a surgical procedure known as the Maze. This cut and sew/disassemble and reassemble technique of the atrial chambers of the heart via the surgeon's scalpel creates lesion lines that interrupt the erratic electrical energy that causes AF. This procedure has a success rate of 97%. However, this procedure is associated with morbidity and mortality rates that are true of any open-heart surgical procedure. More importantly, very few cardiovascular surgeons are able to perform this time consuming and technically difficult procedure. The space of a stand-alone, minimally invasive (closed-chest, beating heart) surgical procedure for the treatment of atrial fibrillation has yet to be defined. The following is a breakout of the interventional and surgical technologies of which we are aware that are being marketed by competitors for the treatment of atrial fibrillation:

  Electrophysiology Technologies—Catheter-based technologies with various energy sources and catheter end effectors include those offered by CathEffects LLC, St. Jude Medical, Inc., CyroCor, Inc., ProRhythm, Inc. and CardioFocus, Inc.

  Surgical Technologies—Surgical instruments with various energy sources and delivery devices include those offered by Boston Scientific Corporation, Medtronic, Inc., Cardiac Surgery Technologies Division, AtriCure, Inc., CryoCath Technologies, Guidant Corporation, St. Jude Medical, Inc. and Edwards Lifesciences LLC.

        In 2004, two major medical device companies made significant investments in the atrial fibrillation market by acquiring emerging device companies and their technologies:

  St. Jude Medical, St. Paul, MN announced that it was investing $533 million in three acquisitions: (1) Epicor Medical, Inc., Sunnyvale, CA was acquired for $200 million on June 8, 2004; (2) Endocardial Solutions, St. Paul, MN was acquired for $273 million on August 23, 2004; and (3) Irvine Biomedical, Inc., Irvine, CA was acquired for $60 million on October 7, 2004.

  Guidant Corporation, Indianapolis, IN announced in 2004 its proposed acquisition of AFx, Inc., a company manufacturing devices which apply microwave energy for cardiac tissue ablation.

Technology Purchase Agreement

        In August 2003, we entered into a technology purchase agreement with LightWave and its principals relating to the acquisition of LightWave's interests in technology consisting of a catheter/probe containing elements of optical fiber, coolant passages and other features for the purpose of delivering laser energy to the epicardial surface of the heart for treatment of atrial fibrillation. We paid LightWave an initial standstill payment consisting of 15,000 shares of our common stock, $10,000 upon closing and an additional $30,000 to LightWave in installments in 2004 and 2005. We will be obligated to pay $125,000 to LightWave within 45 days after the first commercial sale of our product in the United States or Europe to two or more parties and $385,000 within 45 days following our achievement of $1,500,000 of cumulative gross sales of disposable products. In addition, we issued to LightWave warrants for the purchase of 25,000 shares of common stock at closing and 25,000 shares of common stock upon receiving FDA 510(k) clearance. In addition, we are obligated to issue warrants for 25,000 shares of common stock upon a receipt of a U.S. utility patent covering the product and 25,000 shares of common stock upon the first commercial sale of our product.

        Following the first commercial sale, we have agreed to pay LightWave earn-out payments equal to 6% of net sales of the LightWave product in countries in which we obtain patent protection and 4% of net sales in territories in which there is no patent protection. Commencing with the second year following our first commercial sale, we have agreed to pay minimum annual earn-out payments set forth in "Management Discussion and Analysis or Plan of Operation—Commitments and Contingent Liabilities at January 31, 2005."

        We are obligated to pay earn-out payments for a period of ten years following the first commercial sale. Our technology purchase agreement with LightWave contains other customary conditions, including mutual indemnification obligations. LightWave and two of its principals have agreed to certain noncompetition obligations, nondisclosure obligations, certain obligations to assign new developments or inventions relating to the acquired technology to our company. We have agreed to use our reasonable commercial efforts to commercialize the technology within three years following the acquisition of the technology from LightWave. If we fail in any year to pay minimum annual earn-out payments, we may be obligated to grant LightWave a nonexclusive right to use the technology acquired from LightWave or to pay to LightWave the difference between earn-out payments actually paid and minimum earn-out payments due for a given year.

Heart Valves

        We ceased selling mechanical heart valves on April 30, 2005. Prior to the decision to leave the heart valve business, we sold the Omnicarbon 3000 heart valve in the U.S. and Japan, and the Omnicarbon 4000 heart valve internationally. The Omnicarbon 3000 was manufactured using pyrolytic carbon components manufactured by a third party, with the remaining manufacturing completed by our company. The Omnicarbon 4000 was completely manufactured by us. More than 50,000 Omnicarbon heart valves have been sold or implanted worldwide.

        Our Omnicarbon heart valves were designed to replace heart valves that have been made defective by disease or congenital origin. A worldwide market for mechanical heart valves and other cardiovascular devices has existed for several decades, but we were not able to fully capitalize on those opportunities. Large multinational manufacturers and industry consolidation characterize these global markets for cardiovascular surgery devices. Among the major product segments are heart valves, pacemakers, angioplasty products, coronary stents and the emerging market of atrial fibrillation products. A number of the major manufacturers, such as Medtronic, Inc., St. Jude Medical, Inc., Guidant Corp. and Boston Scientific, Inc., have medical device lines which include all or most of these products.

Heart Valve Repair System

        In October 2002, we acquired from Segmed, Inc., a new annuloplasty technology for the repair of mitral and tricuspid heart valves. During fiscal years 2003 and 2004, we completed engineering on the product, tested the product and submitted a 510(k) application to the FDA. In August 2004, we received 510(k) clearance from the FDA for this product. However, given our other product opportunities and the financial obligations associated with going forward with this product, we have determined to suspend its development and seek opportunities to dispose of the product by sale to another manufacturer. We are currently entertaining proposals to purchase the technology, although there can be no assurance that we will be able to sell the technology on favorable terms, or at all.

ATRILAZE System Marketing and Clinical Sales Strategy

        Our mission is to develop and introduce products for improving patient outcomes by early treatment of cardiovascular disorders and disease, including products targeting the treatment of atrial fibrillation. Our initial focus is on the ATRILAZE Surgical Ablation System for use in cardiac tissue ablation in concomitant open-heart surgical procedures for continued proof-of-concept, as a means to treat atrial fibrillation. Our on-going focus is to continue our research and development efforts on the ATRILAZE system for a stand-alone, minimally invasive (closed-chest, beating heart) surgical procedure as a means to treat atrial fibrillation. The key elements of our marketing and clinical sales strategy in support of this mission are to:

  •
  Continue to Penetrate the Cardiac Tissue Ablation and Atrial Fibrillation Markets Using a Clinical Sales Team. Over the next 12 to 18 months we intend to conduct clinical sales activities via a limited release in a minimum of seven hospitals/medical centers across the United States. We intend to leverage our extensive clinical sales experience of our clinical sales team to identify key cardiovascular surgeons and provide effective customer assistance to accelerate market definition and adoption, thereby evolving of our existing and future ATRILAZE system products.

  •
  Establish Stand-alone, Minimally Invasive (Closed-chest, Beating heart) Surgical Procedures Using the ATRILAZE System as the Standard of Care for the Ablation of Cardiac Tissue, for Treatment of Atrial Fibrillation. Our primary marketing objective is to define the atrial fibrillation market via having cardiovascular surgeons recognize that the ATRILAZE laser is the "ideal" technology for ablating cardiac tissue. The ATRILAZE laser, due to its micro-nature, is an ideal platform to establish the stand-alone, minimally invasive surgical procedure of the future.

  •
  Establish Cardiovascular Surgery Marketing and Clinical Sales Capabilities. We are in the process of establishing a marketing and clinical sales team. Our management team has successfully implemented similar strategies for innovative cardiovascular surgery products, such as heart stabilization products, surgical robotic systems and coronary artery anastomotic devices, in other major medical device markets.

  •
  Educate Physicians and Patients about our ATRILAZE Surgical Ablation System Procedures. We believe education of physicians and patients about alternative energy sources to ablate cardiac tissue as a means to treat atrial fibrillation will be critical to adoption of the ATRILAZE system. We intend to develop cardiovascular surgeon and electrophysiologist training and education programs, which will emphasize the clinical efficacy and ease of use of the ATRILAZE system. We also intend to increase our patient-oriented marketing materials for use by cardiovascular surgeons to inform patients of the availability and potential benefits of our ATRILAZE system.

  •
  Conduct Clinical Studies to Support our Marketing Definition Initiatives and R & D Evolving the ATRILAZE System. We intend to begin a human clinical registry in our initial centers. Additionally, we will be conducting additional animal studies to support the efficacy of the ATRILAZE system. We also intend to seek regulatory approval in the next two years to initiate a human clinical study designed to allow us to support FDA approval for the promotion of "for use in the treatment of atrial fibrillation." We intend to conduct this study when our ATRILAZE system has evolved cardiac tissue ablation to a stand-alone, minimally invasive (closed-chest, beating heart) surgical procedure. We believe the results of this and other studies, if successful, will allow us to expand our marketing and clinical sales efforts.

Government Regulation

        The medical devices we manufacture and market are subject to regulation by the FDA and, in most instances, by state and foreign authorities or their designated representatives. Under the U.S. Federal Food, Drug and Cosmetic Act and the regulations promulgated thereunder, as a manufacturer of medical devices, we must comply with policies and procedures that regulate the manufacturing, composition, labeling, testing, packaging and distribution of medical devices. In addition, medical devices are subject to different levels of government approval requirements, the most comprehensive of which requires the completion of an FDA approved clinical evaluation program and submission, and approval of a premarket approval application before a device may be commercially marketed. The FDA also conducts inspections before approving a premarket approval application to determine compliance with the quality system regulations which cover manufacturing and design.

        After premarket approval is received, the FDA may require testing and surveillance programs to monitor the effectiveness of approved products which have been commercialized. It has the power to prevent or limit further marketing of a product based on the results of such post-marketing programs. In addition, the FDA may, at any time after the approval of a premarket approval application, conduct periodic inspections to determine compliance with good manufacturing practice regulations and current medical device reporting regulations. If the FDA concludes that we are not in compliance with applicable laws or regulations, it can institute proceedings to:

  •
  Seize our product;

  •
  Issue a product recall;

  •
  Impose operating restrictions; and/or

  •
  Assess civil penalties or recommend criminal prosecution.

        The FDA also regulates recordkeeping for medical devices and reviews hospital and manufacturers' required reports of adverse experiences to identify potential problems with FDA-authorized devices.

        Some of the products that we market, including our ATRILAZE system, can be cleared under Section 510(k) of the Federal Food, Drug and Cosmetic Act. If a new or significantly modified device is "substantially equivalent" to an existing legally marketed device, the new device can be commercially introduced after filing a 510(k) premarket notification with the FDA and the subsequent issuance by the FDA of an order permitting commercial distribution. Changes to existing devices that do not significantly affect safety or effectiveness may be made without an additional 510(k) notification. We received Section 510(k) clearance for our ATRILAZE Surgical Ablation System on December 1, 2004. The process of obtaining Section 510(k) clearance typically requires less time and expense than the premarket approval process. Section 510(k) clearance normally takes from six to twelve months, but can take years, and generally requires the submission of supporting data, which in some cases can be extensive. In addition, the FDA may require review by an advisory panel as a condition for Section 510(k) clearance. We intend to rely on the Section 510(k) process with regard to future products that add to or enhance our current cardiac tissue ablation technology. However, we may develop or acquire technology that will require clearance under the FDA's lengthier and expensive premarket approval process, which can take a number of years and can require extensive supporting documentation. If we encounter difficulties in the premarket approval process, the commercial marketing of a product could be substantially delayed or prevented.

        International sales of our products are also subject to extensive regulation. Foreign regulatory bodies have established varying regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. Generally, the extent and complexity of the regulation of medical devices is increasing worldwide, with regulations in some countries already nearly as extensive as those in the U.S. This trend may continue, and the cost and time required to obtain marketing approval in any given country thus may increase. We cannot assure you that any foreign approvals will be allowed on a timely basis, or at all.

        To market our products in countries of the European Union, we are required to obtain CE mark certification. CE mark certification is the international symbol of adherence to certain quality assurance standards and compliance with European medical device directives. In June 1995, we received ISO 9001 and EN 46001 qualification of our quality system for our manufacturing processes in our facility in Inver Grove Heights, Minnesota. We obtained the CE mark for our Omnicarbon 3000 heart valve on June 27, 1995, and for our Omnicarbon 4000 heart valve on April 8, 1999. We intend to apply for CE mark certification for our ATRILAZE product in the first quarter of fiscal year 2006.

Product Liability and Insurance

        The development and sale of medical devices entails significant risk of product liability claims and, sometimes, product failure claims. We face an inherent business risk of financial exposure to product liability claims if the use of our products results in personal injury or death. We also face the possibility that defects in the design or the manufacturing of our products could necessitate a product recall. We have not, to date, experienced significant product liability claims, and we have never had a product recall. We cannot assure you, however, that we will not experience losses in the future due to product liability claims or recalls.

        If patients allege that the use of our cardiovascular surgery devices injured them, we may face substantial product liability claims. Substantial product liability litigation exists within the medical device industry. Our products are used in cardiovascular surgery, and their failure may result in patient injury or death. We have had product liability claims asserted against us in the past, which were resolved under our insurance coverage without significant financial cost to us. We cannot assure you, however, that future product liability claims will not exceed the limits of our insurance coverage or that such insurance will continue to be available to us on commercially reasonable terms, or at all. Consequently, a product liability claim or other claim with respect to uninsured liabilities, or in excess of insured liabilities, could have a material adverse effect on our business, financial condition, operating results and cash flows. In addition, adverse publicity resulting from product liability litigation may materially adversely affect us regardless of whether the claims are valid or whether we are liable. Furthermore, these claims would likely divert our financial and management resources that would otherwise be used to benefit the future performance of our operations.

        In addition to new products, we sold more than 50,000 mechanical heart valves between 1992 and 2005. We assume that a majority of the patients who received our heart valves are still alive. If any of these patients were to have a problem with a heart valve, they could assert claims for damages against us. In April 2005, we placed our products liability insurance with a new insurance carrier. Our new policy provides us with potential coverage for claims of up to $5,000,000 per occurrence and in the aggregate per policy year. Concurrently, we purchased a three-year extended reporting coverage endorsement from our former carrier which was unwilling to renew our coverage on the previous terms. The extended reporting period coverage will allow us to seek coverage under the prior policy for products claims arising from occurrences which took place during such policy period but which were not asserted against us during the previous policy period.

        In March 2005, it was reported to us that one of our valves implanted in a patient did not perform and was replaced. The patient subsequently died. This event has been reported to our insurer. If a claim is asserted against us, we intend to rely upon the policy with the extended reporting period endorsement described above. We believe any claim brought will be covered by such policy, although there can be no assurance that any coverage will be available or adequate if a claim is asserted.

Employees

        As of April 15, 2005, we had 18 full-time employees, including 8 who were in manufacturing and research and development, and the remainder of who were in administration, regulatory/clinical and sales/marketing. We are not a party to any collective bargaining agreement and believe that our relations with employees are good.

Property

        We lease a 55,000 square foot production and administrative facility located in Inver Grove Heights, a suburb of Saint Paul, Minnesota. Our facility has approximately 8,000 square feet of general office space and more than 32,000 square feet of manufacturing space. Our facility also includes more than 9,500 square feet of controlled environment rooms and necessary support areas for producing and assembling our products. Our facility is subject to inspection by the FDA and foreign regulatory agencies as part of their product marketing clearance and surveillance programs. In April 2003, we sold and leased back this facility in a refinancing transaction to PKM Properties, LLC, an entity controlled by Paul K. Miller, one of our directors and the largest beneficial owner of our securities. We signed a lease with an initial 10-year lease term, with options to renew or repurchase the facility. See the notes to our Consolidated Financial Statements for the fiscal year ended April 30, 2004.

Legal Proceedings

        As of April 15, 2005, we were not a party to any material litigation.

MANAGEMENT AND BOARD OF DIRECTORS

        The following table provides information with respect to our directors and executive officers as of April 29, 2005. Our directors hold office until our next annual meeting of shareholders and until their successors have been elected and qualified. Each executive officer has been appointed to serve until his successor is duly appointed by the board or his earlier removal or resignation from office. There are no family relationships among our directors and executive officers.

Executive Officers and Directors

Name	Age	Principal Occupation	Position(s) with MedicalCV	Director Since
Marc P. Flores	40	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director	2004
John H. Jungbauer	55	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer	N/A
Lawrence L. Horsch	70	Chairman of the Board	Chairman of the Board	2003
Susan L. Critzer	49	Retired Chief Executive Officer and Chief Financial Officer of Restore Medical, Inc.	Director	2002
David B. Kaysen	55	President and Chief Executive Officer of Diametrics Medical, Inc.	Director	2002
Paul K. Miller	82	Private Investor	Director	1994

        Marc P. Flores.    Mr. Flores joined MedicalCV in September 2004 as President, Chief Executive Officer and Director. Mr. Flores has extensive experience and long standing relationships within the cardiac surgery industry. He recently held the title of Vice President of Sales and Marketing at Coalescent Surgical, Inc., a Sunnyvale, California company, whose assets were acquired by Medtronic, Inc. Prior to that, he was in upper management with CardioThoracic Systems, Inc. in Cupertino, California, which was ultimately acquired by the Guidant Corporation. Mr. Flores has also held various management positions with Boston Scientific, GE Medical Systems and the Xerox Corporation.

        John H. Jungbauer.    Mr. Jungbauer joined MedicalCV in February 2004 as Vice President, Finance and Chief Financial Officer. Mr. Jungbauer came to our company with more than 26 years of experience in financial management and long-range planning, international financial/treasury operations, information technology systems. From 1990 to 2002, Mr. Jungbauer was Vice President of Finance and Chief Financial Officer with ATS Medical, Inc. During 1988 and 1989, he was Executive Vice President of Titan Medical, Inc. From 1977 to 1987, he held several financial management positions at St. Jude Medical, Inc., including Vice President of Finance and Chief Financial Officer from 1981 to 1987.

        Lawrence L. Horsch.    Mr. Horsch has been one of our directors and Chairman of the Board since August 2003. He served as interim Chief Executive Officer of our company from April 2004 to September 2004. He served as a director of Boston Scientific Corporation from February 1995 to May 2003. He was one of the founding directors of SciMed Life Systems, Inc. and served as Chairman of the Board from 1977 to 1994, and acting Chief Financial Officer from 1994 to 1995. Since 1990,

Mr. Horsch has served as Chairman of Eagle Management & Financial Corp., a management consulting firm. Mr. Horsch has been involved as a director or consultant to numerous early-stage companies in the Twin Cities area.

        Susan L. Critzer.    Mrs. Critzer has been one of our directors since August 2002. She served as Chief Executive Officer and Chief Financial Officer of Restore Medical, Inc., a company focused on products for the ear, nose and throat field, from June 2002 to April 2005. From January 2001 to June 2002, Ms. Critzer served as Chief Operating Officer of Venturi Development Group, an incubator focused on seed level medical device opportunities. Ms. Critzer has more than 25 years of experience in general management, manufacturing, quality assurance, engineering, and product development. Prior to joining Venturi, Ms. Critzer served as Vice President, Operations, interim President and acting Chief Financial Officer and President and Chief Executive Officer of Integ Incorporated, a development stage glucose monitoring company that went public in 1996 and was acquired by Inverness Medical in early 2001. Before joining Integ, Ms. Critzer served in various management roles at the Davis + Geck Division of American Cyanamid Corp., Deseret Medical Inc. and Becton-Dickinson Corp. From September 1973 to April 1986, Ms. Critzer was a manufacturing superintendent and senior administrator for manufacturing at the Saginaw Division of General Motors Corp.

        David B. Kaysen.    Mr. Kaysen has been one of our directors since August 2002. He serves as President, Chief Executive Officer and a director of Diametrics Medical, Inc., a company that develops, manufactures and commercializes blood and tissue analysis systems that provide diagnostic results at the point of patient care. Mr. Kaysen has more than 25 years of executive management and sales and marketing experience in the medical products and services industry, most recently serving 10 years as President, Chief Executive Officer and a director of Rehabilicare Inc. (now Compex Technologies, Inc.), a manufacturer and marketer of home electrotherapy equipment for the physical therapy, rehabilitation, occupational and sports medicine markets. Mr. Kaysen has also held senior management positions in sales and marketing at several medical product and services companies, including Redline Healthcare, American Hospital Supply Corporation, Emeritus Corporation and Lectec/NDM Corporation. Mr. Kaysen currently serves as a director of Zevex International, Inc., a publicly held company engaged in the business of designing, manufacturing and distributing medical devices.

        Paul K. Miller.    Mr. Miller has been a director of our company since 1994. Mr. Miller served as President of Acton Construction Management Company, a real estate management company, since 1980.

Limitation of Liability and Indemnification

        Under the Minnesota Business Corporation Act, we have adopted a provision in our articles of incorporation that provides that our directors shall not be personally liable for monetary damages to us or our shareholders for a breach of fiduciary duty as a director to the full extent that the act permits the limitation or elimination of the liability of directors. Our bylaws also provide that we will indemnify our current and former directors, committee members, officers and employees in the manner and to the fullest extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provision, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

        The following table sets forth information with respect to compensation paid by us to our highest paid executive officers (the "Named Executive Officers") during our most recent fiscal year. As noted below, Mr. Horsch ceased serving as our acting Chief Executive Officer in August 2004. As noted below, Messrs. Mowery, Seck and Fisher have each resigned from their positions at our company.

SUMMARY COMPENSATION TABLE

	Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Securities Underlying Options		All Other Compensation ($)(1)
Lawrence L. Horsch(2) Acting Chief Executive Officer	2004 2003 2002	0 0 0	0 0 0	105,413 0 0	(3)	144,643 18,000 0	(4)	0 0 0
Blair P. Mowery(5) Former President, Heart Valve Division	2004 2003 2002	165,006 164,372 170,298	0 0 50,000	0 0 0		0 0 300,000		10,245 9,861 0
Allan R. Seck(6) Former Vice President Business Development	2004 2003 2002	144,438 143,568 139,775	0 0 0	0 0 0		0 0 0		2,304 2,304 0
Jules L. Fisher(7) Former Chief Financial Officer	2004 2003 2002	125,081 155,002 72,852	0 0 0	0 0 0		0 0 76,000		1,997 2,155 0

(1)
Represents the dollar value of insurance premiums paid by our company with respect to term life insurance for the benefit of the Named Executive Officer.

(2)
Mr. Horsch served as our acting Chief Executive Officer from April 2004 to August 2004.

(3)
Represents $41,985 paid for consulting services provided by Mr. Horsch pursuant to a letter agreement described in "Certain Relationships and Related Transactions" and $63,428 representing the difference between the price paid by Mr. Horsch for 85,714 shares of our common stock and the fair market value of such stock at the date of purchase.

(4)
Represents consideration paid for advisory services provided by Mr. Horsch pursuant to an advisory agreement described in "Certain Relationships and Related Transactions." Following Mr. Horsch's appointment as Chairman of the Board, this advisory agreement terminated and vesting on this option ceased. At that time, the option had vested to the extent of 9,000 shares.

(5)
Mr. Mowery, who became President of our Heart Valve Division in April 2004, formerly served as our President and Chief Executive Officer from June 2001 to April 2004. He resigned from his positions at our company in July 2004.

(6)
Mr. Seck, who became Vice President, Business Development in June 2004, formerly served as Senior Vice President, Sales and Marketing from March 2001 to June 2004. He resigned from his position at our company in July 2004.

(7)
Mr. Fisher, who became our Chief Financial Officer and Secretary on December 17, 2001, resigned from his positions at our company in February 2004.

OPTION GRANTS IN LAST FISCAL YEAR

        The following table sets forth information concerning grants of stock options during the fiscal year ended April 30, 2004 to each Named Executive Officer. We granted no stock appreciation rights during our last fiscal year.

	Individual Grants
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/share)	Expiration Date
Lawrence L. Horsch	100,000 44,643	37.0 16.5	0.70 1.68	8/19/2013 11/11/2013
Blair P. Mowery	0	0	N/A	N/A
Allan R. Seck	0	0	N/A	N/A
Jules L. Fisher	0	0	N/A	N/A

        The following table sets forth information concerning the options exercised by each Named Executive Officer during the fiscal year ended April 30, 2004. It also sets forth information concerning unexercised options held by such persons as of April 30, 2004. No stock appreciation rights were exercised by such persons during the last fiscal year or were outstanding at the end of that year.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR END OPTION VALUES

			Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In the Money Options at Fiscal Year End($)(1)
Name	Shares Acquired on Exercise	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Lawrence L. Horsch	0	N/A	86,977	66,666	35,577	53,333
Blair P. Mowery	0	N/A	300,000	0	0	N/A
Allan R. Seck	0	N/A	80,000	20,000	0	0
Jules L. Fisher	0	N/A	19,000	57,000	0	0

(1)
Represents the fair market value of one publicly traded unit at April 30, 2004 minus the per share exercise price of the option to purchase shares of common stock.

Employment Agreements

        Under a letter agreement effective April 16, 2004, Blair P. Mowery resigned from his position as our President and Chief Executive Officer and became President of our Heart Valve Division. This agreement provided that Mr. Mowery's employment would continue on an at-will basis, that his salary would remain at $165,000 per year, and that Mr. Mowery would remain on our board of directors until a new Chief Executive Officer is hired, after which Mr. Mowery would resign as a member of the board. The agreement provided that if Mr. Mowery remained in the position of President of the Heart Valve Division until the new Chief Executive Officer is hired and thereafter decided to leave the company, he would receive one-year's severance, including regular pay and fringe benefits. The agreement further provided that in the event the company should sell its Heart Valve Division after the arrival of a new Chief Executive Officer, Mr. Mowery would be paid a bonus to be determined by the compensation committee.

        In July 2004, Mr. Mowery resigned from his position as President of our Heart Valve Division. He also resigned from our board of directors. Pursuant to the terms of his severance agreement, Mr. Mowery was paid one year's severance, including regular pay and fringe benefits. He has also agreed to certain non-compete terms. In addition, we have agreed to issue a five-year option to Mr. Mowery for the purchase of 25,000 shares of our common stock at an exercise price of $1.50 per share.

        In May 1999, we entered into a letter agreement with Allan R. Seck. Under this agreement, Mr. Seck was employed to serve as our Vice President—Sales and Marketing at a salary of $132,000 per year plus a bonus of one percent of sales over $3,500,000 per year. We retained the right to terminate Mr. Seck's employment at will. However, upon a change in control of our company, we agreed to pay him an amount equal to two years' salary and accelerate the vesting of Mr. Seck's unvested stock option to be immediately exercisable. In consideration of Mr. Seck's entry into this agreement, we granted him a stock option to purchase 100,000 shares of our common stock at a price of $2.50 per share. Such options vest over four years and expire on July 26, 2005. In March 2001, Mr. Seck became Senior Vice President, Sales and Marketing. In August 2001, we amended our agreement with Mr. Seck to provide that the bonus based on annual sales would be payable only through fiscal year 2002. In consideration of Mr. Seck's entry into this amendment, we agreed to increase his salary by an amount not to exceed 15 percent and develop a new executive and sales incentive plan in which he would be eligible to participate. In June 2004, Mr. Seck became Vice President, Business Development.

        In July 2004, Mr. Seck resigned from his position as Vice President, Business Development. Pursuant to the terms of his severance agreement, Mr. Seck was paid 10 weeks' severance, including regular pay and fringe benefits. He has also agreed to certain non-compete terms.

        We have entered into various agreements with Lawrence L. Horsch, a director who has served as Chairman of our board. For more information about these agreements, please review "Certain Relationships and Related Transactions."

        In August 2004, we entered into a letter agreement with Marc P. Flores. Under this agreement, Mr. Flores agreed to serve as our President and Chief Executive Officer at an annual salary of $222,500 per year plus a bonus potential of $10,000 per quarter based upon achievement of certain goals. We also agreed to grant Mr. Flores a stock option to purchase 193,478 shares of our common stock at a price of $1.15 per share. Such option vests over four years and expires on August 30, 2014. In addition, we agreed to pay certain relocation expenses for Mr. Flores.

Director Compensation

        Our directors are reimbursed for certain reasonable expenses incurred in attending board meetings. Directors who are also employees receive no remuneration for services as members of the board or any board committee. Through November 2003, our non-employee directors were entitled to receive automatic annual stock option grants for the purchase of 7,000 shares under our 1993 Director Stock Option Plan. From the expiration of such plan through August 2004, annual stock option grants for the purchase of 7,000 shares were made to our non-employee directors under our 2001 Equity Incentive Plan.

        On March 21, 2005, we granted a stock option for the purchase of 50,000 shares of common stock to David B. Kaysen and we granted a stock option for the purchase of 50,000 shares of common stock to Susan L. Critzer. Mr. Kaysen and Ms. Critzer are two of our non-employee directors. These options were granted outside our shareholder-approved plans, they were 100% vested at the date of grant, and they are exercisable at $1.00 per share, which was the closing price of our common stock on the OTC Bulletin Board on March 21, 2005. These options expire on March 21, 2015.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Agreements with Lawrence L. Horsch

        In February 2003, we entered into an advisory agreement with Lawrence L. Horsch, who became one of our directors and Chairman of the Board in August 2003 and our acting Chief Executive Officer in April 2004. Pursuant to this agreement, Mr. Horsch agreed to provide 10 hours of advisory services per month, for a retainer of $750 per month. As additional consideration, we issued a five-year option to Mr. Horsch for the purchase of 18,000 shares of common stock exercisable at $0.51 per share. This option vested to the extent of 1,500 shares per month during the term of the advisory agreement. Mr. Horsch began providing advisory services to us under this agreement on February 18, 2003. Following his appointment as Chairman of the Board, we agreed with Mr. Horsch to terminate the advisory agreement. At the termination of the advisory agreement, Mr. Horsch had been paid $4,500 in advisory fees and the option granted to Mr. Horsch had vested to the extent of 9,000 shares.

        Effective August 19, 2003, upon the termination of the advisory agreement, we entered into a letter agreement with Mr. Horsch to address our relationship with him as Chairman of the Board. Pursuant to this agreement, Mr. Horsch agreed to provide 32 hours of service per month as Chairman of the Board, for a retainer of $60,000 per year. Pursuant to the agreement, Mr. Horsch agreed to purchase 85,714 shares of common stock from our company at a price of $0.70 per share. As additional consideration, we issued a ten-year option to Mr. Horsch for the purchase of 100,000 shares of common stock exercisable at $0.70 per share. This option vests in full upon the fourth anniversary of the date of grant. However, this vesting was accelerated to the extent of two-thirds of the shares purchasable under the option because of certain advances in product development and achievement of certain stock performance. The remaining one-third remains scheduled to vest on the fourth anniversary of the date of grant. The agreement provides for a term of 12 months; however, it may be terminated if our board of directors determines to remove Mr. Horsch as Chairman of the Board. Our board of directors determined to cease paying the $60,000 per year retainer effective March 31, 2005.

        On April 16, 2004, we entered into an arrangement with Mr. Horsch to compensate him for the extra hours he worked beyond the 32 hours per month agreed upon in the August 19, 2003 letter agreement. Pursuant to this arrangement, Mr. Horsch has been granted a ten-year option to purchase 44,643 shares of common stock at $1.68 per share, a ten-year option to purchase 149,850 shares of common stock at $1.67 per share, and a ten-year option to purchase 62,050 shares of common stock at $2.00 per share. The number of shares of common stock purchasable pursuant to such options is the value of the hours (at $150 per hour) divided by .30 with the result divided by the exercise price. These options represent payment for the additional hours of service rendered to our company from February 19, 2004, to December 31, 2004.

Separation Agreement with Adel A. Mikhail, Ph.D.

        In November 2000, we entered into a separation agreement and release with Adel A. Mikhail, Ph.D. Dr. Mikhail was our founder and served as our President and Chief Executive Officer from March 1992 until June 2001, at which time he retired. Among other things, the separation agreement provided that following the termination of his employment as President and Chief Executive Officer, we would retain Dr. Mikhail as an independent consultant for a period of two years to provide advice and technical expertise with respect to our operations. Dr. Mikhail agreed to provide up to 40 hours of consulting services per month, for a retainer of $6,000 per month. We agreed to pay Dr. Mikhail at the rate of $125 per hour, up to a maximum of $1,000 per day, for services rendered beyond 40 hours per month. Dr. Mikhail began providing consulting services to us under this agreement in June 2001. During our fiscal year ended April 30, 2003, we paid Dr. Mikhail $74,385 in consulting fees.

        In June 2003, upon the expiration of the consulting arrangement set forth in the separation agreement, we entered into a technical assistance agreement with Dr. Mikhail. Pursuant to this agreement, Dr. Mikhail agreed to continue performing consulting services as an independent contractor in exchange for the same compensation set forth in the separation agreement. During our fiscal year ended April 30, 2004, we paid Dr. Mikhail $72,000 in technical assistance fees. In September 2004, Dr. Mikhail resigned as a director and as a consultant to our company.

Arrangements and Transactions with Paul K. Miller and PKM Properties, LLC

        January 2003 Discretionary Credit Agreement.    In January 2003, we required funding to meet critical working capital shortages. To address these needs we established a discretionary line of credit (the "January 2003 Discretionary Credit Agreement") with PKM Properties, LLC ("PKM"), an entity controlled by Paul K. Miller, one of our directors and the largest beneficial owner of our securities, pursuant to which we borrowed an aggregate of $943,666. The line of credit initially had a maturity date of April 17, 2003. On April 15, 2003, the maturity date was extended to September 17, 2003. In February 2004, the maturity date was extended to June 30, 2005. The line of credit required the payment of interest at the higher of 7 percent or 1 percent above a bank reference rate. In October 2003, we amended the discretionary line of credit with PKM established in January 2003 to extend the maturity date and increase the interest rate to 10 percent. The line of credit contained various representations and loan covenants as are customary in banking and finance transactions. In connection with the January 2003 Discretionary Credit Agreement, PKM was issued a second mortgage on our real estate and a security interest in all of our remaining assets, including inventory, equipment, accounts and contract rights, instruments, deposits and intangibles, including patents and trademarks. As additional consideration, we also issued to PKM a warrant with a five-year term to purchase 350,000 shares of our common stock at an exercise price of $0.596 per share. As a result of anti-dilution adjustments through April 15, 2005, this warrant is exercisable for 409,020 shares at $0.51 per share.

        Financing Transaction.    On April 4, 2003, we sold our real estate, including real property and office- warehouse-manufacturing facility, together with certain personal property related thereto, to PKM. The purchase price for the property was $3.84 million, paid with (1) $1.0 million in cash (subject to certain reductions, prorations and credits), (2) PKM's assumption of a mortgage note against the property in the amount of $2.5 million in favor of Associated Bank Minnesota, dated November 23, 1999, and (3) PKM's assumption of our promissory note with Dakota Electric Association and land special assessments payable to Dakota County aggregating $336,105. As additional consideration, we issued to PKM a five-year warrant for the purchase of 350,000 shares of our common stock at an exercise price of $0.625 per share. As a result of anti-dilution adjustments through April 15, 2005, this warrant is exercisable for 420,673 shares at $0.52 per share.

        Concurrent with the sale of the property, we entered into a ten-year lease for the property with a base annual rent of $360,000 for the first and second year; $370,800 per year for the third, fourth and fifth year, and $389,340 for the remaining years of the lease subject to an increase for additional interest payable by PKM on its long-term permanent financing of the property, which may increase base monthly rents by up to one-twelfth of the additional annual interest payable by PKM. Assuming we are not in default under the terms of the lease, we have two options to extend the lease for five-year periods upon expiration of the initial ten-year term at a market rate. We also pay under the lease operating costs and real estate taxes. Under certain conditions, we also have an option to purchase the building at the end of the initial ten-year term at the fair value at that time. The purpose of the transaction was to retire our bank debt and provide us with additional required working capital.

        May 2003 Discretionary Credit Agreement.    In July 2003, we entered into an additional discretionary credit agreement (the "May 2003 Discretionary Credit Agreement") with PKM, pursuant to which PKM agreed to lend to us up to an additional $935,000. We required additional funding to meet ongoing working capital needs, including to meet obligations to PKM under the January 2003 Discretionary Credit Agreement and facilities lease. The interest rate was 10 percent per year. The line of credit contained various representations and loan covenants as are customary in banking and finance transactions and was secured by a security interest in substantially all of our remaining property, including inventory, equipment, accounts and contract rights, instruments, deposits and intangibles, including patents and trademarks. As additional consideration, we agreed to issue PKM ten-year warrants for the purchase of up to 380,357 shares of our common stock at an exercise price of $0.70 per share with terms and conditions that include weighted-average anti-dilution rights and provide certain rights to PKM to require registration of the common stock underlying the warrants under federal and state securities laws. As a result of anti-dilution adjustments through April 15, 2005, these warrants are exercisable for 502,359 shares at $0.53 per share. We also agreed to modify certain terms of the warrants issued to PKM in connection with the January 2003 Discretionary Credit Agreement to conform to the terms of the warrants issued as part of this bridge debt financing. We also agreed to pay PKM a placement fee of 6.5 percent of the amount borrowed under the May 2003 Discretionary Credit Agreement. In addition, we paid counsel for PKM approximately $56,000 to cover fees and expenses incurred on behalf of PKM in connection with the May 2003 Discretionary Credit Agreement.

        November 2003 Credit Agreement.    In November 2003, we amended the May 2003 Discretionary Credit Agreement to provide for an additional $500,000 of borrowing under the same terms (the "November 2003 Credit Agreement"). We issued, as additional consideration, a ten-year warrant to purchase up to 77,381 shares of our common stock at an exercise price of $1.68 per share with terms and conditions that include weighted-average anti-dilution rights. As a result of anti-dilution adjustments through April 15, 2005, this warrant is exercisable for 203,125 shares at $0.64 per share. In February 2004, the maturity date of this loan was extended to June 30, 2005. In connection with the extension, we issued a warrant with a ten-year term to purchase up to 330,933 shares of our common stock at an exercise price of $2.00 per share. As a result of anti-dilution adjustments through April 15, 2005, this warrant is exercisable for 987,860 shares at $0.67 per share.

        April 2004 Short-Term Loan.    In April 2004, we issued a short-term promissory note to PKM in the principal amount of $150,000. The note required the payment of interest at a rate of 10 percent per year. We repaid such note in full during April 2004.

        November 2004 Discretionary Credit Agreement.    On November 17, 2004, we entered into a discretionary credit agreement (the "October 2004 Discretionary Credit Agreement") with PKM pursuant to which we borrowed $500,000. The October 2004 Discretionary Credit Agreement had a maturity date of February 28, 2005, that was subsequently extended to June 30, 2005. It required the payment of interest at a rate of 10 percent per year. It also contained various representations and loan covenants as are customary in banking and finance transactions. We issued a credit note to PKM to evidence such indebtedness. In connection with the October 2004 Discretionary Credit Agreement, we entered into an intellectual property security agreement with PKM pursuant to which we granted PKM a security interest in all of our intellectual property. The indebtedness was also incurred by a security agreement which we entered into with PKM in May 2003. We also acknowledged and accepted a third amendment to the first amended and restated subordination and intercreditor agreement by and between PKM and Peter L. Hauser ("Mr. Hauser"). Pursuant to this agreement, proceeds borrowed under the October 2004 Discretionary Credit Agreement were deemed "senior debt." Further, PKM, pursuant to a waiver agreement, waived past defaults under the January 2003 Discretionary Credit Agreement and the November 2003 Credit Agreement. As additional consideration for the October 2004 Discretionary Credit Agreement, we issued to PKM a warrant with a ten-year term to purchase 34,014 shares of our common stock at a per share exercise price equal to the lower of (1) $1.47 or (2) the price at which we first sell our common stock or units (minus the value of the warrant component thereof determined at the date of sale thereof using the Black Scholes formula) after November 17, 2004, but not less than $1.00. As a result of anti-dilution adjustments through April 15, 2005, this warrant is exercisable for 80,646 shares at $0.62 per share.

        February and March 2005 Agreements.    On February 16, 2005, we entered into an oral agreement with PKM pursuant to which we borrowed $250,000 and intended to borrow an additional $250,000. The agreement provided for a $500,000 discretionary credit facility under which PKM will make available to us up to $500,000 in the form of loans bearing interest at 10 percent per year. Principal and interest were due on the amounts borrowed no later than June 16, 2005. As additional consideration for the loans, we agreed to issue to PKM a five-year warrant for the purchase of up to 750,000 shares of our common stock at an exercise price of $0.50 per share.

        On March 3, 2005, to replace the above-referenced oral agreement, we entered into a February 2005 Credit Agreement (the "February 2005 Credit Agreement") with PKM. The February 2005 Credit Agreement provided for a $500,000 discretionary credit facility under which PKM made available to us up to $500,000 in the form of loans bearing interest in 10 percent per year. Principal and interest were due on the amounts borrowed no later than June 16, 2005. This debt and the other amounts we have borrowed from PKM are collateralized by substantially all of our assets. We issued a credit note to PKM to evidence such indebtedness. As additional consideration, we issued to PKM the above-referenced five-year warrant for the purchase of 750,000 shares of our common stock at an exercise price of $0.50 per share. We also acknowledged a fourth amendment to the first amended and restated subordination and intercreditor agreement by and between PKM and Mr. Hauser. We also agreed to pay the legal and administrative expenses incurred by PKM associated with this transaction.

        Debt Conversion Agreement.    We entered into debt conversion agreements as of April 1, 2005, with certain existing debt holders for the conversion of an aggregate of approximately $4.4 million of debt into equity securities. Pursuant to one such agreement, PKM converted approximately $3.0 million of outstanding indebtedness into 2,968 shares of 5% Series A Convertible Preferred Stock at a stated value of $1,000 per share. Each share of preferred stock is convertible into the number of shares of common stock equal to the stated value divided by $0.50, subject to anti-dilution adjustments. The terms of the preferred stock include dividend, protective, liquidation and conversion rights. The preferred stock sold to PKM was issued along with a warrant to purchase 4,452,000 shares of common stock. The warrant has a term of five years and is exercisable at $0.50 per share, subject to anti-dilution adjustments. Also on April 1, 2005, we repaid $502,708 in principal and interest on the February 2005 Credit Agreement. As a result, we have fully repaid our indebtedness to PKM. At April 15, 2005, the lease with PKM (described above) remained outstanding.

Transaction with Peter L. Hauser

        In July 2003, we entered into a loan agreement and borrowed $1.0 million from Mr. Hauser, an existing shareholder, pursuant to a subordinated note with an interest rate of 10 percent per year. Pursuant to an intercreditor agreement with PKM, the loan was secured by substantially all of our assets. We issued to Mr. Hauser a ten-year warrant for the purchase of 380,357 shares of our common stock on terms comparable to the warrants issued to PKM in connection with the May Discretionary Credit Agreement. As a result of anti-dilution adjustments through April 15, 2005, this warrant is exercisable for 502,358 shares at $0.53 per share. Following this transaction, Mr. Hauser became the beneficial owner of over 10 percent of our securities. In February 2004, the maturity date of this loan was extended to June 30, 2005. In connection with the extension, we issued a warrant with a ten-year term to purchase up to 136,000 shares of our common stock at an exercise price of $2.00 per share. As a result of anti-dilution adjustments through April 15, 2005, this warrant is exercisable for 405,970 shares at $0.67 per share.

        We entered into debt conversion agreements as of April 1, 2005, with certain existing debt holders for the conversion of an aggregate of approximately $4.4 million of debt into equity securities. Pursuant to one such agreement, Mr. Hauser converted approximately $1.0 million of outstanding indebtedness into 2,016,000 shares of 5% Series A Convertible Preferred Stock at a stated value of $1,000 per share.

Each share of preferred stock is convertible into the number of shares of common stock equal to the stated value divided by $0.50, subject to anti-dilution adjustments. The terms of the preferred stock include dividend, protective, liquidation and conversion rights. The preferred stock sold to Mr. Hauser was issued along with a warrant to purchase 1,512,000 shares of common stock. The warrant has a term of five years and is exercisable at $0.50 per share, subject to anti-dilution adjustments.

Employment Agreement with Marc P. Flores

        We have an employment agreement with Marc P. Flores, our President, Chief Executive Officer and one of our directors. You should review "Executive Compensation—Employment Agreements" for more information about such agreement.

Director Options

        On March 21, 2005, we granted a stock option for the purchase of 50,000 shares of common stock to David B. Kaysen and we granted a stock option for the purchase of 50,000 shares of common stock to Susan L. Critzer. Mr. Kaysen and Ms. Critzer are two of our non-employee directors. These options were granted outside our shareholder-approved plans, they were 100 percent vested at the date of grant, and they are exercisable at $1.00 per share, which was the closing price of our common stock on the OTC Bulletin Board on March 21, 2005. These options expire on March 21, 2015.

Management Options

        Effective April 1, 2005, the compensation committee of our board of directors awarded (1) a non-qualified stock option for the purchase of 3,440,348 shares of common stock to Marc P. Flores, our President and Chief Executive Officer, (2) a non-qualified stock option for the purchase of 1,290,131 shares of common stock to John H. Jungbauer, our Vice President, Finance and Chief Financial Officer, and (3) non-qualified stock options for the purchase of an aggregate of 1,935,196 shares of common stock to other key employees. The foregoing options were issued outside our employee benefit plans. Such options vest to the extent of 25 percent per year, commencing on the first anniversary of the date of grant. They are exercisable at $0.89 per share, which was the closing price of our common stock on the OTC Bulletin Board on April 1, 2005. These options expire on April 1, 2012.

General

        The transactions set forth herein were approved by a majority of our independent, disinterested directors who had access, at our expense, to our legal counsel or independent legal counsel. We believe that all such transactions were made on terms no less favorable to us than we could have obtained from unaffiliated third parties. In the future, all material affiliated transactions will be approved by a majority of our independent, disinterested directors who will have access, at our expense, to our legal counsel or independent legal counsel and will be on terms no less favorable to us than we could obtain from unaffiliated third parties.

Related Party Distributor

        Prior to our exit from the heart valve business, we sold heart valves through a distribution network of approximately 37 exclusive distributors, including Mercé v. Electromedicina, S.L. The Managing and General Director of Mercé v. Electromedicina, Salvador Mercé Cervelló, is one of our former board members. During the fiscal years ended April 30, 2003 and 2004, such distributor made net purchases of product from our company equal to approximately 29.6 percent and 29.4 percent of our net sales, respectively. Our accounts receivable with this distributor accounted for approximately 37.9 and 35.7 percent of our accounts receivable at April 30, 2003 and 2004, respectively. Obligations to us from this distributor are unsecured. During the quarter ended January 31, 2005, in an effort to raise $250,000 in cash to continue operations, we sold 400 heart valves at a fifty-five percent discount to Mercé v. Electromedicina.

PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of April 15, 2005, by (a) each person who is known to us to own beneficially more than five percent of our common stock, (b) each director, (c) each Named Executive Officer (as defined herein), and (d) all executive officers and directors as a group. The percentage of beneficial ownership is based on 10,737,083 shares outstanding as of April 15, 2005. As indicated in the footnotes, shares issuable pursuant to warrants and options are deemed outstanding for computing the percentage of the person holding such warrants or options but are not deemed outstanding for computing the percentage of any other person. Unless otherwise noted, each person identified below has sole voting and investment power with respect to such shares. Except as otherwise noted below, we know of no agreements among our shareholders which relate to voting or investment power with respect to our common stock. Unless otherwise indicated, the address for each listed shareholder is c/o MedicalCV, Inc., 9725 South Robert Trail, Inver Grove Heights, Minnesota 55077.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(1)		Percent Beneficially Owned(1)
Paul K. Miller	15,361,763	(2)	62.7%
PKM Properties, LLC c/o Gracon Contracting, Inc. 606-24th Avenue South, Suite B12 Minneapolis, MN 55454	13,741,683	(3)	56.1%
Perkins Capital Management, Inc. 730 East Lake Street Wayzata, MN 55391	5,341,000	(4)	35.4%
MedCap Master Fund, L.P.(5) ATC Trustees, Ltd. Cayside 2nd Fl, Harbour Dr. Georgetown, Grand Cayman Cayman Islands	1,192,876	(6)(7)	9.999%
MedCap Partners, L.P.(5) 500 Third St., Ste 535 San Francisco, CA 94107-6809	1,192,876	(6)(7)	9.999%
Millennium Partners, L.P.(8) c/o Millennium Management, L.L.C. 666 Fifth Ave., 8th Fl New York, NY 10103-0899	1,192,876	(6)(7)	9.999%
Pandora Select Partners, LP 3033 Excelsior Blvd., Ste 300 Minneapolis, MN 55416	1,192,876	(6)(7)	9.999%
ProMed Offshore Fund II, Ltd. 237 Park Ave., 9th Fl New York, NY 10017	1,192,876	(6)(7)	9.999%
SF Capital Partners Ltd.(9) c/o Stark Offshore Management, LLC 3600 S Lake Dr. St. Francis, WI 53235-3716	1,192,876	(6)(7)	9.999%
Whitebox Convertible Arbitrage Partners, L.P. 3033 Excelsior Blvd., Ste 300 Minneapolis, MN 55416	1,192,876	(6)(7)	9.999%
Whitebox Hedged High Yield Partners, L.P. 3033 Excelsior Blvd., Ste 300 Minneapolis, MN 55416	1,192,876	(6)(7)	9.999%
Whitebox Intermarket Partners, L.P. 3033 Excelsior Blvd., Ste 300 Minneapolis, MN 55416	1,192,876	(6)(7)	9.999%

Peter L. Hauser 16913 Kings Court Lakeville, Minnesota 55044	1,179,428	(7)(10)	10.1%
Tower Finance, Ltd. 49169 Lake Avenue McGregor, MN 55760	1,062,600	(11)	9.0%
Adel A. Mikhail, Ph.D. 2332 West 111st Street Bloomington, MN 55431	760,552	(12)	6.9%
Robert D. Furst Jr. Money Purchase Pension Plan and Trust c/o Alternative Strategy Advisers LLC 601 Carlson Pkwy, Ste 610 Minnetonka, MN 55305	743,500	(6)(7)(13)	6.5%
ProMed Partners, LP 237 Park Ave., 9th Fl New York, NY 10017	735,000	(6)(7)	6.4%
Furst Capital Partners LLC c/o Alternative Strategy Advisers LLC 601 Carlson Pkwy, Ste 610 Minnetonka, MN 55305	700,000	(6)(7)	6.1%
Goben Enterprises LP 27640 Island View Road Excelsior, MN 55331	700,000	(6)(7)	6.1%
Feltl & Company 225 South Sixth Street 42nd Floor Minneapolis, MN 55402	645,440	(14)	5.7%
Graphite Enterprise Trust PLC 4th Floor, Berkeley Square House Berkeley Square, London W1X 5PA United Kingdom	630,000	(15)	5.9%
Lawrence L. Horsch	477,924	(16)	4.3%
Salvador Mercé Cervelló	133,000	(17)	1.2%
Susan L. Critzer	64,000	(18)	*
David B. Kaysen	64,000	(18)	*
Marc P. Flores	17,000
Blair P. Mowery(19)	15,000		*
Allan R. Seck(20)	10,000		*
Jules L. Fisher(21)	0		0
All current directors and executive officers as a group (seven persons)	16,167,687	(22)	64.5%

*
Less than one percent.

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to securities. Securities "beneficially owned" by a person may include securities owned by or for, among others, the spouse, children, or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the option or right to acquire within 60 days of April 15, 2005.

(2)
Represents (a) 1,467,580 shares, (b) 120,000 shares owned by Gracon Contracting Co., an entity over which Mr. Miller exercises control, (c) 28,000 shares purchasable pursuant to the exercise of options, (d) 7,805,683 shares purchasable pursuant to the exercise of warrants held by PKM Properties, LLC, an entity over which Mr. Miller exercises control, (e) 5,936,000 shares issuable upon the conversion of preferred stock held by PKM Properties, LLC, and (f) 4,500 shares owned by Mr. Miller's spouse.

(3)
Represents 7,805,683 shares purchasable upon the exercise of warrants and 5,936,000 shares issuable upon the conversion of preferred stock.

(4)
As set forth in Schedule 13G/A filed with the SEC on May 6, 2005, Perkins Capital Management, Inc. has sole power to vote or to direct the voting of 325,000 shares, and sole power to dispose or to direct the disposition of 5,341,000 shares. Includes 1,966,000 shares purchasable upon the conversion of preferred stock and 2,389,500 shares purchasable upon the exercise of warrants.

(5)
As set forth in Schedule 13G filed with the SEC on April 12, 2005, Medcap Management & Research LLC ("MMR") as general partner and investment manager of MedCap Partners L.P. and MedCap Master Fund L.P. and C. Fred Toney as managing member of MMR may be deemed to beneficially own the shares owned by MedCap Partners and MedCap Master Fund in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of the Schedule 13G nor any of its contents is deemed to constitute an admission that either MMR or Mr. Toney is, for any purpose, the beneficial owner of any securities to which the Schedule 13G relates, and MMR and Mr. Toney disclaim beneficial ownership as to the securities reported in the Schedule 13G, except to the extent of their respective pecuniary interests therein.

(6)
Except as otherwise noted, the shares reported represent preferred stock on an as-if-converted basis and a number of shares of common stock equal to 75% of such number that are issuable upon the exercise of warrants.

(7)
The conversion of preferred stock into common stock and the exercise of certain warrants reported is limited so that no holder of preferred stock or such warrants listed in this table, with the exception of PKM Properties, LLC, may beneficially own (with such holder's affiliates) more than 9.999% of our then-outstanding common stock (the "9.999% limitation"). Each shareholder may waive the 9.999% limitation only upon 61 days' written notice to our company. The share numbers reported represent the maximum number of shares of common stock that each selling shareholder subject to the 9.999% limitation could hold upon conversion of its preferred stock and exercise of its warrants, based on 10,737,083 shares of common stock outstanding, and accounting for the shares resulting from such conversion or exercise.

(8)
The general partner of Millennium Partners, L.P., a Cayman Islands limited partnership ("Millennium Partners"), is Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by either of Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners. Millennium Partners is a limited partner of Millenco, L.P., a Delaware limited partnership and a registered broker-dealer, and is affiliated with two other broker-dealer entities.

(9)
As set forth in Schedule 13G filed with the SEC on April 8, 2005, Michael A. Roth and Brian J. Stark are the Managing Members of Stark Offshore Management, LLC ("Stark Offshore"), which acts as investment manager and has sole power to direct the management of SF Capital Partners Ltd. Through Stark Offshore, Messrs. Roth and Stark possess voting and dispositive power over all of the shares to which the Schedule 13G relates. Messrs. Roth and Stark disclaim beneficial ownership of the shares.

(10)
Represents (a) 53,000 shares, (b) 180,600 shares held by Mr. Hauser's IRA, (c) 945,828 shares purchasable upon the exercise of warrants.

(11)
Represents (a) 50,522 shares, (b) 489,960 shares purchasable upon the exercise of warrants, and (c) 261,059 units purchasable upon the exercise of warrants. Each unit consists of one share of common stock and one warrant to purchase one share of common stock.

(12)
Represents (a) 499,552 shares held by Adel A. Mikhail and Narguis Mikhail, Dr. Mikhail's spouse, as joint tenants, (b) 240,000 shares purchasable upon the exercise of warrants, and (c) 21,000 shares purchasable upon the exercise of options exercisable within 60 days of April 1, 2005.

(13)
Includes 40,000 shares purchasable upon the exercise of a warrant.

(14)
Represents units purchasable upon the exercise of warrants. Each unit consists of one share of common stock and one warrant to purchase one share of common stock.

(15)
Includes 126,000 shares held by Graphite Enterprise Trust Limited Partnership, an entity over which Foreign & Colonial Enterprise Trust PLC exercises control.

(16)
Represents (a) 115,714 shares, (b) 30,000 shares purchasable pursuant to the exercise of warrants, and (c) 332,210 shares purchasable pursuant to the exercise of options.

(17)
Includes 28,000 shares purchasable pursuant to the exercise of options. Mr. Mercé Cervelló, one of our former board members, is the Managing and General Director of Mercé v. Electromedicina, S.L.

(18)
Represents shares purchasable pursuant to the exercise of options.

(19)
Mr. Mowery resigned as President, Heart Valve Division in July 2004.

(20)
Mr. Seck resigned as Vice President, Business Development in July 2004.

(21)
Mr. Fisher resigned as our Chief Financial Officer in February 2004.

(22)
Represents (a) 1,854,794 shares, (b) 516,210 shares purchasable pursuant to the exercise of options, (c) 7,860,683 shares purchasable pursuant to the exercise of warrants, and (d) 5,936,000 shares issuable upon the conversion of preferred stock.

DESCRIPTION OF SECURITIES

        Our authorized capital stock consists of 95,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which 19,000 shares have been designated as 5% Series A Convertible Preferred Stock and 4,981,000 shares are undesignated.

Common Stock

        As of April 15, 2005, we had 10,737,083 shares of common stock issued and outstanding. All outstanding shares of common stock are, and the shares issuable upon exercise of warrants held by the selling shareholders will be, fully paid and nonassessable. The holders of common stock are entitled to one vote for each share held of record on all matters voted upon by shareholders and may not cumulate votes for the election of directors. Thus, the owners of a majority of the common stock outstanding may elect all of the directors if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors. Subject to the rights of the 5% Series A Convertible Preferred Stock and any future series of preferred stock which may be designated, each share of outstanding common stock is entitled to participate equally in any distribution of net assets made to the shareholders in the event of liquidation, dissolution or winding up of our company and is entitled to participate equally in dividends as and when declared by the board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of common stock. All shares of common stock have equal rights and preferences.

Undesignated Preferred Stock

        Under governing Minnesota law and our articles of incorporation, no action by our shareholders is necessary, and only action of the board of directors is required, to authorize the issuance of any of the shares of authorized preferred stock. The board of directors is empowered to establish, and to designate the name of, each class or series of preferred stock and to set the terms of such shares, including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion, voting rights, preferences and other rights. Accordingly, the board of directors, without shareholder approval, may issue shares of preferred stock with terms that could adversely affect the voting power and other rights of holders of the common stock.

        The undesignated preferred stock may have the effect of discouraging an attempt, through the acquisition of a substantial number of shares of common stock, to acquire control of our company with a view to effecting a merger, sale or exchange of assets or a similar transaction. For example, the board of directors could issue preferred stock as a dividend to holders of common stock or place preferred stock privately with purchasers who may side with the board of directors in opposing a takeover bid. The anti-takeover effects of the outstanding preferred stock and the undesignated preferred stock may deny shareholders the receipt of a premium on their common stock and may also have a depressive effect on the market price of the common stock.

5% Series A Convertible Preferred Stock

        Overview.    Our restated articles of incorporation authorize our board of directors to issue, without any action by our shareholders, up to 5,000,000 shares of preferred stock, in any classes or series the board of directors determines, and to specify the rights, preferences and privileges of such shares. On March 30, 2005, our board of directors created and designated 19,000 shares of 5% Series A Convertible Preferred Stock. On April 1, 2005, we issued 18,035 shares of this series. Each outstanding share of preferred stock has a par value of $0.01 per share and a stated value equal to the sum of $1,000 plus all accumulated and unpaid dividends to the date of determination. Certain terms of the certificate of designation for the preferred stock are summarized below. The following summary of rights, preferences, privileges and restrictions of the preferred stock is qualified in its entirety by reference to the certificate of designation for the preferred stock, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

        Voting Rights.    The holders of the preferred stock are not entitled to voting rights. However, for so long as 25% of the shares of preferred stock are outstanding, we may not, without the affirmative vote of the holders of at least a majority of the preferred stock then outstanding:

  •
  Alter or change the powers, preferences or rights given to the preferred stock;

  •
  Authorize or create any class of equity security ranking as to dividends or distribution of assets upon a liquidation senior to or pari passu with the preferred stock;

  •
  Redeem, purchase or otherwise acquire directly or indirectly any of our securities;

  •
  Directly or indirectly pay or declare any dividend or make any distribution (other than those applicable to the preferred stock) upon any junior securities;

  •
  Enter into any agreement with respect to a change of control transaction unless certain conditions are satisfied with respect to the shares issuable upon conversion of the preferred stock;

  •
  Amend or waive any provision in our articles of incorporation in a manner adverse to the preferred stock; or

  •
  Enter into any agreement with respect to the foregoing clauses.

        Redemption.    If we violate the terms set forth in the fifth bullet point above, or we are in default with respect to our obligations under the documents pursuant to which we sold the preferred stock, then in addition to all other rights of the holders, each holder shall have the right to require us to redeem all or a portion of such holder's preferred stock at a price per share equal to 110% of the stated value plus any accrued but unpaid dividends, payable in immediately available funds within three business days of receipt by us of a notice by such holder setting forth its intention to exercise such right.

        Dividends.    The holders of the preferred stock will be entitled to receive cumulative cash dividends, out of funds legally available therefore, at the rate per share (as a percentage of the stated value per share) of 5 percent per year. Dividends will be payable quarterly in arrears within four days of March 31, June 30, September 30 and December 31 of each year. Dividends will be cumulative and will accrue from and after the date of original issuance of the preferred stock, whether or not declared by our board of directors and whether or not there are profits, surpluses or other funds legally available for the payment of dividends. Accrued dividends will bear interest at the rate of ten percent per year. We may not declare a dividend on any other class or series of stock ranking junior to the preferred stock as to dividends, unless we also declare and pay on the preferred stock any unpaid dividends. If a holder has converted or sold all or a portion of its preferred stock prior to a dividend payment date, then its dividend shall be prorated as to such converted or sold portion. We will pay dividends in cash or, subject to certain conditions and limitations, may add the amount of such dividends to the stated value of the preferred stock of the holder entitled to such dividends. Any dividends to be paid in cash that are not paid by the date such dividends are due and not added to the stated value shall continue to accumulate and shall entail a late fee, which must be paid in cash, at the rate of 10 percent per year.

        Liquidation.    In the event of an involuntary or voluntary liquidation or dissolution of our company, the holders of the preferred stock will be entitled to receive out of our assets an amount per share equal to the stated value, plus dividends unpaid and accumulated or accrued thereon, and any interest due thereon. We must make this payment to holders of the preferred stock before we make any payment or distribute any assets to the holders of our common stock or any other class of our shares ranking junior to the preferred stock with respect to the payment upon dissolution or liquidation of our company.

        Conversion to Common Stock.    Subject to the 9.999% limitation described below, the holders of the preferred stock may at any time convert any or all of the shares of preferred stock into fully paid and non-assessable shares of common stock (or shares or units of any security into which our common stock is changed). Each share of preferred stock will be convertible into the number of shares of our common stock equal to the stated value divided by the conversion price of $0.50, subject to anti-dilution adjustments. No fractional shares will be issued upon conversion of the preferred stock, but, instead of any fraction of a share which would otherwise be issuable, we will pay a cash adjustment in respect of such fraction.

        Automatic Conversion.    Subject to the 9.999% limitation described below, we may require conversion of the preferred stock following the second anniversary of the first issuance of the preferred stock if:

  •
  The daily volume weighted average price of our common stock for 20 consecutive trading days is greater than $1.50, our common stock has an average daily trading volume of at least 40,000 shares during such consecutive 20 trading day period, and certain other conditions are satisfied, or

  •
  If we complete an underwritten public offering of our common stock at a price per share of at least $4.00 and receives gross proceeds of not less than $15 million;

provided that, in either case, a registration statement has been filed and has become effective with respect to the common shares underlying the preferred stock to permit resale of the shares received upon conversion. We must give notice of such required conversion within three business days following the occurrence of such conditions or such right lapses until the next time such conditions are satisfied. However, if the 9.999% limitation would restrict the ability of a holder to convert the full outstanding stated value of its shares of preferred stock, then our notice as to such holder shall be deemed automatically amended to apply only to such portion of the stated value as may be converted by such holder in accordance with such limitation.

        9.999% Limitation.    The number of shares of common stock that may be acquired by a holder upon any conversion of preferred stock is limited to the extent necessary to insure that, following such conversion, the total number of shares of common stock then beneficially owned by such holder and any other persons whose beneficial ownership would be aggregated with the holder's does not exceed 9.999% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such conversion). This limitation may not be waived. This restriction does not, however, apply to PKM Properties, LLC.

        Anti-Dilution Provisions.    The rate at which shares of preferred stock may be converted to common stock will be adjusted from time to time in order to prevent dilution. If we issue or sell any shares of common stock or securities convertible into or exercisable for common stock for a consideration per share less than the conversion price, then the conversion price shall be automatically adjusted to the lowest conversion, exchange or purchase price for such common stock or common stock equivalents. In case any shares of common stock or common stock equivalents shall be issued or sold for cash, the consideration received therefor shall be deemed to be the gross amount we receive therefor, provided that all deductions therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by us in connection therewith shall not exceed 10% of the aggregate consideration received. No adjustment will be made pursuant to these terms as a result of:

  •
  The issuance of securities upon the exercise or conversion of any common stock or common stock equivalents issued by us prior to the date hereof (but will apply to any amendments, modifications and reissuances thereof);

  •
  The grant of options, warrants or other common stock equivalents under any duly authorized stock option, restricted stock plan or stock purchase plan whether now existing or hereafter approved by the compensation committee of our board of directors (but not as to any amendments or other modifications to the amount of common stock issuable thereunder, the terms set forth therein, or the exercise price set forth therein) and the issuance of common stock in respect thereof;

  •
  Securities issuable to investors in the financing in which the preferred stock was issued;

  •
  The issuance of up to an aggregate of 1,680,000 shares of common stock underlying warrants issued to J. Giordano or Tower Finance Ltd. as compensation in connection with the financing in which the preferred stock was sold;

  •
  The issuance of an aggregate of 10,000,000 shares of common stock or common stock equivalents in connection with strategic transactions, of which up to 3,000,000 shares of common stock or common stock equivalents may be issued in connection with strategic transactions not approved by our shareholders;

  •
  Up to an aggregate of 1,000,000 shares of common stock or common stock equivalents issued to our primary landlord in connection with a restructuring of our headquarters' lease; or

  •
  The issuance of up to an aggregate of 8,171,000 shares of common stock pursuant to options that may be issued to members of our management.

        Fundamental Transactions.    The terms of the preferred stock define a fundamental transaction to be any (1) merger or consolidation of our company with or into another person, (2) any sale of all or substantially all of our assets in one or a series or related transactions in one or a series of related transactions, (3) any tender offer or exchange offer (whether by our company or another person) pursuant to which holders of common stock are permitted to tender or exchange their shares for other securities, cash or property, or (4) any reclassification of the common stock or any compulsory share exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash or property. If we engage in any fundamental transaction while shares of preferred stock are outstanding, then each holder shall have the right to receive upon conversion of shares of such holder's preferred stock, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such fundamental transaction if it had been, immediately prior thereto, the holder of the number of underlying shares then issuable upon conversion of all of such holders' shares of preferred stock. The terms of the preferred stock define this consideration to be the alternative consideration. If holders of common stock are given any choice as to the securities, cash or property to be received in a fundamental transaction, then each holder of preferred stock shall be given the same choice as to the alternative consideration it receives upon any conversion of such holder's preferred stock following such fundamental transaction. At each preferred shareholder's option and request, any successor to our company or surviving entity in such fundamental transaction shall, either (1) issue to such holder shares of preferred stock having rights, privileges and preferences substantially similar to the rights, privileges and preferences of the 5% Series A Convertible Preferred Stock and consistent with the foregoing provisions and evidencing such holder's right to receive the alternative consideration for the conversion price upon conversion thereof, or (2) purchase the 5% Series A Convertible Preferred Stock from such holder for a purchase price, payable in cash within five trading days after such request (or, if later, on the effective date of the fundamental transaction), equal to the sum of (1) the greater of (A) the stated value of the preferred stock held by such holder and (B) the stated value of the preferred stock divided by the conversion price on the trading day immediately preceding (x) the date of prior to such fundamental transaction or (y) the date the amount set forth in this section is paid in full, whichever is less, multiplied by the closing price on (x) the date of the fundamental transaction or (y) the date the amount set forth in this section is paid in full, whichever is greater and (2) all then accrued and unpaid dividends, liquidated damages and other amounts owing in respect of such preferred stock.

2005 Private Placement Warrants

        In connection with the sale of the 5% Series A Convertible Preferred Stock, we issued five-year warrants to purchase shares of common stock to investors who purchased preferred stock and our placement agent and finder. We issued investor warrants exercisable for a number of shares of common stock equal to 75% of the number of shares of common stock issuable upon conversion of all of the preferred stock. We also issued an agent's warrant and a finder's warrant exercisable in the aggregate for a number of shares of common stock equal to 6% of the number of shares of common stock issuable upon conversion of all of the preferred stock.

        Each investor warrant is immediately detachable from the preferred stock. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $0.50 per share. If an exercise notice is delivered to us at a time when a registration statement permitting the holder to resell the warrant shares is not then effective or the related prospectus is not then available, then the holder may notify us of its election to exercise the warrant on a cashless basis. The warrants contain provisions relating to anti-dilution substantially similar to those applicable to the preferred stock. In the event of a fundamental transaction, as defined by the warrant agreements, the warrants provide the warrant holders with the right to put the warrants to us for cash in an amount equal to the fair value of the warrants, as determined using the Black Scholes option pricing model. No fractional shares will be issued upon exercise of the warrants, but, instead of any fraction of a share which would otherwise be issuable, we will pay a cash adjustment in respect of such fraction.

Stock Options

        We have adopted two stock option plans under which we may grant options to employees, consultants, independent contractors, officers and employee directors. We reserved 500,000 shares of common stock for the grant of stock options under our 1992 Stock Option Plan. As of April 15, 2005, options to purchase 49,750 shares of common stock were outstanding and no further options were available for grant under our 1992 Stock Option Plan. We reserved 500,000 shares of common stock for the grant of stock options under our 1997 Stock Option Plan. As of April 15, 2005, options to purchase 236,416 shares of common stock were outstanding and options to purchase 263,584 shares of common stock were available for grant under our 1997 Stock Option Plan.

        In June 2001, we adopted the 2001 Equity Incentive Plan and reserved 500,000 shares of common stock for issuance upon exercise of stock options, for grants of performance awards and for awards of restricted stock to be granted under the plan to employees, officers, consultants, advisors, employee and non-employee directors and employees of certain related entities. The number of shares reserved for issuance under the plan increases on January 1 of each year by the greater of 50,000 shares or 3.5% of the outstanding shares of common stock on such date, unless the board of directors sets the increase at a lower number of shares. This plan was approved by our shareholders on August 9, 2001. As of April 15, 2005, 990,877 stock options were outstanding and 707,347 shares were available for issuance under our 2001 Equity Incentive Plan.

Director Stock Options

        We also have a stock option plan under which we have granted options to non-employee directors. We reserved 300,000 shares of common stock for the grant of stock options under our 1993 Director Stock Option Plan. As of April 15, 2005, options to purchase 77,000 shares of common stock were outstanding and no further options were available for grant under our 1993 Director Stock Option Plan.

Warrants

        As of April 15, 2005, we had outstanding warrants to purchase an aggregate of 37,083,911 shares of common stock and outstanding warrants to purchase an aggregate of 599,137 units, each such unit consisting of one share of common stock and one common stock purchase warrant.

        In general, each outstanding warrant contains anti-dilution provisions, together with certain incidental and demand rights which will require us to register the shares underlying the warrants with the SEC at our expense.

        Holders of such warrants are not entitled to vote, receive dividends or exercise any of the rights of holders of the shares of common stock for any purpose until the warrants have been duly exercised and payment of the purchase price has been made. The warrants may be presented for exercise at our office. There is no established market for the warrants, and we expect no such market will develop.

Certain Effects of Authorized but Unissued Stock

        As of April 15, 2005, under our articles of incorporation, there were 95,000,000 shares of common stock authorized, 19,000 shares of 5% Series A Convertible Preferred Stock authorized, and 4,981,000 shares of preferred stock authorized and available for future issuance without shareholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. With the exception of the following possible issuances, we do not currently have any plans to issue additional shares of common stock:

  •
  37,083,911 shares of common stock issuable by us upon the exercise of outstanding warrants at a weighted average exercise price of approximately $0.72 per share;

  •
  8,244,718 shares of common stock issuable by us upon the exercise of stock options granted, and 970,931 shares available for issuance pursuant to future grants, under our stock option plans; and

  •
  599,137 units, each consisting of one share of common stock and one warrant exercisable for one share of common stock at $0.67 per share, issuable by us upon the exercise of warrants at $0.67 per unit that we issued to our agent and a finder in our 2004 private placement.

        One of the effects of the existence of unissued and unreserved common and preferred stock is that the board of directors could issue shares to persons likely to support current management and thereby protect the continuity of our company's management. Such additional shares could also be used to dilute the ownership of persons seeking to obtain control of our company.

Certain Limited Liability, Indemnification and Anti-Takeover Provisions under Minnesota Law

        Our articles of incorporation limit the liability of our directors to the fullest extent permitted by Minnesota law. Specifically, our directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability for:

  •
  Any breach of the director's duty of loyalty to our company or our shareholders;

  •
  Acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  Corporate distributions which are in contravention of restrictions in the Minnesota Business Corporation Act, our articles of incorporation or bylaws or any agreement to which our company is a party;

  •
  Violations of Minnesota securities laws;

  •
  Any transaction from which the director derives an improper personal benefit; or

  •
  Any act or omission occurring before the effective date of the provision in our articles of incorporation eliminating or limiting liability.

        Section 302A.521 of the Minnesota Business Corporation Act provides that a Minnesota business corporation must indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity, as defined, of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. For this purpose, proceeding means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification. You should refer to that section for a complete statement of such indemnification rights.

        Our bylaws provide that each past or present director, officer, committee member and employee of our company will be indemnified by us in accordance with, and to the fullest extent permissible by, applicable law.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Certain provisions of Minnesota law, described below, could delay, defer or prevent a change in control of our company and could have the effect of making it more difficult to acquire our company or remove incumbent management.

        We are governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act because we are an "issuing public corporation" that has 50 or more shareholders. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination or the interested shareholder's acquisition of shares is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock, or who is an affiliate or associate of the corporation and at any time within four years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock. Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act could, under some circumstances, deny our shareholders the receipt of a premium on their common stock and may also have a depressive effect on the market price of our stock.

        In the event of certain tender offers for stock of our company, Section 302A.675 of the Minnesota Business Corporation Act precludes the tender offeror from acquiring additional shares of stock, including acquisitions pursuant to mergers, consolidations or statutory share exchanges, within two years following the completion of such an offer unless the selling shareholders are given the opportunity to sell the shares on terms that are substantially equivalent to those contained in the earlier tender offer. The section does not apply if a committee of the board of directors consisting of all of its disinterested directors, excluding present and former officers of the corporation, approves the subsequent acquisition before shares are acquired pursuant to the earlier tender offer.

        Anti-takeover provisions of our articles of incorporation and those under Minnesota law could diminish the opportunity for shareholders to participate in acquisition proposals at a price above our then current stock price. These provisions may also inhibit increases in our stock price that could result from takeover attempts and could adversely affect the voting power of your shares. For example, the existence of our outstanding preferred stock and the ability of our board of directors, without further shareholder approval, to issue additional preferred stock could have the effect of delaying, deterring or preventing a change in control. No other anti-takeover provisions are currently contemplated by management.

Transfer Agent and Registrar

        We have appointed Registrar and Transfer Company as the transfer agent and registrar for our common stock. As of April 15, 2005, we had approximately 234 shareholders of record and approximately 469 beneficial owners.

SHARES ELIGIBLE FOR FUTURE SALE

        As of April 15, 2005, we had outstanding an aggregate of 10,737,083 shares of our common stock, assuming no exercises of outstanding options and warrants. All shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless they are purchased by one of our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act.

        Certain outstanding shares of our common stock not included in this prospectus are eligible for sale in the public market as follows:

Rule 144

        In general, under Rule 144, as currently in effect, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of certain prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which equals 107,370 shares as of April 15, 2005, or

  •
  the average weekly trading volume of our common stock on the OTC Bulletin Board during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

        Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In order to effect a Rule 144 sale of our common stock, our transfer agent will require an opinion from legal counsel.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. Our transfer agent will require an opinion from legal counsel to effect a Rule 144(k) transaction.

SELLING SHAREHOLDERS

        The following table presents information regarding the selling shareholders. Unless otherwise noted, the shares listed below represent the shares that each selling shareholder beneficially owned on April 1, 2005. The shares being offered hereunder represent 36,070,000 shares issuable upon conversion of 5% Series A Convertible Preferred Stock and 27,052,500 shares issuable upon exercise of common stock purchase warrants.

        We are registering the above-referenced shares to permit each of the selling shareholders and their pledges, donees, transferees or other successors-in-interest that receive their shares from the selling shareholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares.

        The following table sets forth the name of each selling shareholder, the number of shares owned by each of the selling shareholders as of April 1, 2005, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by the selling shareholders after this offering is completed, assuming all of the shares being offered are sold. Except as otherwise disclosed below, none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with us. The number of shares in the column "Number of Shares Being Offered" represents all of the shares that a selling shareholder may offer under this prospectus, and assumes the conversion of all the preferred stock held by such shareholder and the exercise of all the warrants held by such shareholder.

        Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentages of shares beneficially owned prior to the offering are based on 10,737,083 shares of our common stock outstanding as of April 1, 2005, plus the shares of common stock beneficially owned by the respective selling shareholder, as set forth in the following table and more fully described in footnote 3 below. The percentages of shares beneficially owned after the offering are based on 10,737,083 shares of common stock outstanding as of April 1, 2005, plus 63,122,500 shares of common stock that are being registered in this offering and that are not currently outstanding.

	Shares of Common Stock Beneficially Owned Prior to Offering(2)(3)				Shares Beneficially Owned After Offering(4)(5)
Name and Address of Selling Shareholder(1)				Number of Shares Being Offered
	Number		Percent		Number		Percent
PKM Properties, LLC c/o Gracon Contracting, Inc. 606-24th Avenue South, Suite B12 Minneapolis, MN 55454	13,741,683	(6)	56.137%	10,388,000	3,353,683	(7)	4.343%
MedCap Master Fund, L.P.(8) ATC Trustees, Ltd. Cayside 2nd Fl, Harbour Dr. Georgetown, Grand Cayman Cayman Islands	1,192,876		9.999%	5,250,000	0		0%
MedCap Partners, L.P.(8) 500 Third St., Ste 535 San Francisco, CA 94107-6809	1,192,876		9.999%	7,000,000	0		0%
Millennium Partners, L.P.(9) c/o Millennium Management, L.L.C. 666 Fifth Ave., 8th Fl New York, NY 10103-0899	1,192,876		9.999%	7,000,000	0		0%
Pandora Select Partners, LP 3033 Excelsior Blvd., Ste 300 Minneapolis, MN 55416	1,192,876		9.999%	1,750,000	0		0%

ProMed Offshore Fund II, Ltd. 237 Park Ave., 9th Fl New York, NY 10017	1,192,876		9.999%	2,460,500	0		0%
SF Capital Partners Ltd.(10) c/o Stark Offshore Management, LLC 3600 S Lake Dr. St. Francis, WI 53235-3716	1,192,876		9.999%	10,500,000	0		0%
Whitebox Convertible Arbitrage Partners, L.P. 3033 Excelsior Blvd., Ste 300 Minneapolis, MN 55416	1,192,876		9.999%	1,750,000	0		0%
Whitebox Hedged High Yield Partners, L.P. 3033 Excelsior Blvd., Ste 300 Minneapolis, MN 55416	1,192,876		9.999%	3,500,000	0		0%
Whitebox Intermarket Partners, L.P. 3033 Excelsior Blvd., Ste 300 Minneapolis, MN 55416	1,192,876		9.999%	2,800,000	0		0%
Peter L. Hauser 16913 Kings Court Lakeville, MN 55044	1,179,428	(11)	10.095%	3,528,000	1,179,428	(11)	1.577%
Robert D. Furst Jr. Money Purchase Pension Plan and Trust c/o Alternative Strategy Advisers LLC 601 Carlson Pkwy, Ste 610 Minnetonka, MN 55305	743,500	(12)	6.476%	703,500	40,000	(13)	*
ProMed Partners, LP 237 Park Ave., 9th Fl New York, NY 10017	735,000		6.407%	735,000	0		0%
Furst Capital Partners LLC c/o Alternative Strategy Advisers LLC 601 Carlson Pkwy, Ste 610 Minnetonka, MN 55305	700,000		6.120%	700,000	0		0%
Goben Enterprises LP 27640 Island View Road Excelsior, MN 55331	700,000		6.120%	700,000	0		0%
Pyramid Partners, L.P.	525,000		4.662%	525,000	0		0%
ASA Opportunity Fund L.P. c/o Alternative Strategy Advisers LLC 601 Carlson Pkwy, Ste 610 Minnetonka, MN 55305	350,000		3.157%	350,000	0		0%
Robert G. Allison(14)	305,000	(15)	2.779%	175,000	130,000		*
Piper Jaffray as Custodian FBO Bradley A. Erickson IRA	273,500	(15)(16)	2.488%	227,500	46,000	(16)	*
John T. Potter	255,000	(15)(17)	2.324%	210,000	45,000	(17)	*
Dennis D. Gonyea	225,000	(15)(18)	2.056%	175,000	50,000	(18)	*
E. Terry Skone	202,500	(15)	1.858%	122,500	80,000		*
Piper Jaffray as Custodian FBO Robert H. Clayburgh IRA	192,500	(15)	1.767%	122,500	70,000		*

Daniel S. and Patrice M. Perkins JTWROS 55 Landmark Dr. Long Lake, MN 55356	187,500	(15)	1.724%	87,500	100,000		*
ProMed Partners II, LP 237 Park Ave., 9th Fl New York, NY 10017	185,500		1.698%	185,500	0		0%
The Larry Haimovitch 2000 Separate Property Revocable Trust 111 Highland Lane Mill Valley, CA 94941-3910	175,000		1.604%	175,000	0		0%
Richard C. Perkins	175,000		1.604%	175,000	0		0%
Piper Jaffray as Custodian FBO James B. Wallace SPN/PRO	172,500	(15)	1.585%	122,500	50,000		*
Alice Ann Corporation	165,000	(15)	1.518%	105,000	60,000		*
Raymond R. Johnson	157,500	(15)	1.450%	87,500	70,000		*
Gary A. Bergren	155,000	(15)	1.426%	105,000	50,000		*
Donald O. and Janet Voight TTEE's FBO Janet M. Voight Trust U/A dtd 8/29/96	137,500	(15)	1.267%	87,500	50,000		*
Piper Jaffray as Custodian FBO Michael R. Wilcox IRA	137,500	(15)	1.267%	87,500	50,000		*
Elizabeth J. Kuehne	127,500	(15)	1.176%	87,500	40,000		*
Piper Jaffray as Custodian FBO Charles W. Pappas IRA	127,500	(15)	1.176%	87,500	40,000		*
Paul C. Seel and Nancy S. Seel JTWROF	127,500	(15)	1.176%	87,500	40,000		*
ProMed Offshore Fund, Ltd. 237 Park AVE 9th FL New York, NY 10017	119,000		1.096%	119,000	0		0%
Carolyn Salon	111,000	(16)	1.023%	105,000	6,000	(13)	*
Anne S. Chudnofsky	110,000	(15)	1.016%	70,000	40,000		*
Piper Jaffray as Custodian FBO Robert G. Allison IRA	92,500	(17)	*	87,500	5,000	(13)	*
Brust Limited Partnership	92,500	(17)	*	87,500	5,000	(13)	*
Joel Salon	92,500	(17)	*	87,500	5,000	(13)	*
William H. Baxter Revocable Trust	87,500		*	87,500	0		0%
Piper Jaffray as Custodian FBO Craig L. Campbell IRA	87,500		*	87,500	0		0%
Dorothy J. Hoel	87,500		*	87,500	0		0%
David H. and Lise B. Potter JTWROS	70,000		*	70,000	0		0%

Alan R. Reckner	55,500	(19)	*	52,500	3,000	(13)	*
Piper Jaffray as Custodian FBO Mark L. Beese IRA	28,000		*	28,000	0		0%

*
Represents less than one percent.

(1)
Unless otherwise indicated, the address of each shareholder is 730 East Lake Street, Wayzata, MN 55391.

(2)
Except as otherwise noted, the shares reported in this column represent preferred stock on an as-if-converted basis and a number of shares of common stock equal to 75% of such number that are issuable upon the exercise of warrants.

(3)
The conversion of preferred stock into common stock and the exercise of certain warrants reported in this column is limited so that no holder of preferred stock or such warrants listed in this table, with the exception of PKM Properties, LLC, may beneficially own (with such holder's affiliates) more than 9.999% of our then-outstanding common stock (the "9.999% limitation"). Each shareholder may waive the 9.999% limitation only upon 61 days' written notice to our company. The share numbers in this column represent the maximum number of shares of common stock that each selling shareholder subject to the 9.999% limitation could hold upon conversion of its preferred stock and exercise of its warrants, based on 10,737,083 shares of common stock outstanding, and accounting for the shares resulting from such conversion or exercise.

(4)
Assumes the sale of all shares offered hereby.

(5)
Except as otherwise noted, the shares reported in this column consist of 50% shares of common stock and 50% shares of common stock purchasable upon the exercise of warrants with an exercise price of $1.60 per share.

(6)
Represents 7,805,683 shares purchasable upon the exercise of warrants and 5,936,000 shares issuable upon the conversion of preferred stock.

(7)
Represents shares purchasable upon the exercise of warrants.

(8)
As set forth in Schedule 13G filed with the SEC on April 12, 2005, Medcap Management & Research LLC ("MMR") as general partner and investment manager of MedCap Partners L.P. and MedCap Master Fund L.P. and C. Fred Toney as managing member of MMR may be deemed to beneficially own the shares owned by MedCap Partners and MedCap Master Fund in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of the Schedule 13G nor any of its contents is deemed to constitute an admission that either MMR or Mr. Toney is, for any purpose, the beneficial owner of any securities to which the Schedule 13G relates, and MMR and Mr. Toney disclaim beneficial ownership as to the securities reported in the Schedule 13G, except to the extent of their respective pecuniary interests therein.

(9)
The general partner of Millennium Partners, L.P., a Cayman Islands limited partnership ("Millennium Partners"), is Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by either of Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners. Millennium Partners is a limited partner of Millenco, L.P., a Delaware limited partnership and a registered broker-dealer, and is affiliated with two other broker-dealer entities.

(10)
As set forth in Schedule 13G filed with the SEC on April 8, 2005, Michael A. Roth and Brian J. Stark are the Managing Members of Stark Offshore Management, LLC ("Stark Offshore"), which acts as investment manager and has sole power to direct the management of SF Capital Partners Ltd. Through Stark Offshore, Messrs. Roth and Stark possess voting and dispositive power over all of the shares to which the Schedule 13G relates. Messrs. Roth and Stark disclaim beneficial ownership of the shares.

(11)
Represents (a) 53,000 shares, (b) 180,600 shares held by Mr. Hauser's IRA, and (c) 945,828 shares purchasable pursuant to the exercise of warrants.

(12)
Includes 40,000 shares purchasable pursuant to the exercise of warrants.

(13)
Represents shares purchasable pursuant to the exercise of warrants.

(14)
Excludes securities held by Piper Jaffray as Custodian FBO Robert G. Allison IRA.

(15)
Except as otherwise noted, the difference between the number of shares being offered for this shareholder and the number of shares reported in this column represents 50% shares of common stock and 50% shares of common stock purchasable upon the exercise of warrants with an exercise price of $1.60 per share.

(16)
Includes 6,000 shares purchasable pursuant to the exercise of warrants.

(17)
Includes 5,000 shares purchasable pursuant to the exercise of warrants.

(18)
Includes 10,000 shares purchasable pursuant to the exercise of warrants.

(19)
Includes 3,000 shares purchasable pursuant to the exercise of warrants.

Sales to Selling Shareholders

        We entered into a securities purchase agreement as of April 1, 2005, with certain accredited investors for the sale of approximately $18.0 million of 5% Series A Convertible Preferred Stock and common stock purchase warrants, including the conversion of approximately $4.4 million of existing indebtedness. On April 1, 2005, pursuant to this agreement, we issued 18,035 shares of 5% Series A Convertible Preferred Stock to accredited investors, warrants for the purchase of 27,052,500 shares of common stock to such investors, and warrants for the purchase in the aggregate of 1,635,960 shares of common stock to our placement agent and finder. We agreed to register the shares underlying the preferred stock and the shares underlying the investor warrants under applicable federal and state securities laws.

        Each share of preferred stock is convertible into the number of shares of common stock equal to the $1,000 stated value divided by $0.50, subject to anti-dilution adjustments. As a result, the 18,035 preferred shares sold may be converted into 36,070,000 shares of common stock, subject to anti-dilution adjustments. The terms of the preferred stock include dividend, protective, liquidation and conversion rights.

        The preferred stock was sold along with warrants to purchase a number of shares of common stock equal to 75% of the number of shares of common stock initially issuable upon conversion of the preferred shares. The warrants have a term of five years and are exercisable at $0.50 per share, subject to anti-dilution adjustments. If the shares issuable upon exercise of the warrants are not registered for resale at the time of exercise, each warrant allows the holder to convert the warrants into common stock without any cash consideration in exchange for the surrender of the remaining shares of common stock otherwise purchasable upon exercise of the warrant.

        We obtained gross cash proceeds of $13,603,000 at the closing (net of $30,000 in legal fees which were offset by the lead investor) and converted $4,402,000 of indebtedness into the above-referenced equity securities. We paid a placement agent cash commissions of $573,000, we repaid an outstanding debt obligation to PKM Properties, LLC of $502,708, and we paid a finder a finder's fee of $244,980. We also agreed to reimburse the placement agent and finder for expenses, and to reimburse PKM in connection with its legal fees.

        This registration covers all of the shares of common stock issuable upon conversion of the preferred stock and all of the shares of common stock issuable upon exercise of the investor warrants.

Relationships with Selling Shareholders

        Pursuant to one of the above-referenced debt conversion agreements, PKM Properties, LLC, an entity controlled by Paul K. Miller, one of our directors and the largest beneficial owner of our securities, converted approximately $3.0 million of outstanding indebtedness into the above-referenced equity securities. For additional information, please review "Certain Relationships and Related Transactions."

Registration Rights of Selling Shareholders

        In connection with the securities purchase agreement, we entered into a registration rights agreement with the investors whereby we agreed to prepare and file with the SEC registration statements covering the resale of all registrable securities on a continuous basis, and to use our best efforts to keep the registration statement effective until the earlier of the fifth anniversary after its effective date or the date on which all of such securities have been sold or may be sold by the holders pursuant to SEC Rule 144(k). Such registration statement(s) will be at the expense of our company. If a registration statement is not filed on or before its filing date, or a registration statement is not declared effective on or before a required effectiveness date, or after its effective date, a registration statement ceases to be effective for more than an aggregate of 40 trading days in any 12-month period, we have agreed to pay each holder an amount as liquidated damages equal to 1.5% of the aggregate investment amount originally paid by the holder for shares pursuant to the securities purchase agreement and on each monthly anniversary of our failure to effect such registration (in the aggregate, this equates to approximately $9,000 per day).

        We have also agreed to customary provisions with respect to the indemnification of investors, their officers, directors, agents, investment advisors, partners, members and employees and controlling persons against losses and expenses incurred or arising out of untrue or alleged untrue statements of material fact in any registration statement or prospectus, and the holders have agreed to indemnify our company, directors, officers, agents, employees and controlling persons against losses arising out of an investor's failure to comply with prospectus delivery requirements or any untrue statement of material fact in any registration statement or prospectus furnished by an investor in writing for use therein. We and our private placement agent have agreed to indemnify each other against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Indemnification of our officers, directors and employees is also provided pursuant to Minnesota statute, our articles and our bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        Our registration of the shares does not necessarily mean that the selling shareholders will sell all or any of the shares covered by this prospectus.

PLAN OF DISTRIBUTION

        The selling shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  to cover short sales made after the date that this registration statement is declared effective by the SEC;

  •
  broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

        Upon the company being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the company being notified in writing by a selling shareholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

        The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling shareholder and/or the purchasers. Each selling shareholder has represented and warranted to the company that it acquired the securities subject to this registration statement in the ordinary course of such selling shareholder's business and, at the time of its purchase of such securities such selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

        The company has advised each selling shareholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. If a selling shareholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling shareholders in connection with resales of their respective shares under this registration statement.

        The company is required to pay all fees and expenses incident to the registration of the shares, but the company will not receive any proceeds from the sale of the common stock. The company and the selling shareholders have agreed to indemnify each other against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. If the selling shareholders use this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

LEGAL MATTERS

        The validity of the shares offered hereby has been passed upon for us by Briggs and Morgan, Professional Association, Minneapolis, Minnesota.

EXPERTS

        The financial statements as of April 30, 2003 and 2004 and for each of the years then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

        We are subject to the information requirements of the Exchange Act. Accordingly, we file reports, proxy statements and other information with the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our website is located at www.medicalcvinc.com. The information on, or that can be accessed through, our website is not part of this prospectus.

        We have filed with the SEC a registration statement on Form SB-2 under the Securities Act. This prospectus does not contain all of the information, exhibits and undertakings set forth in the registration statement, certain parts of which are omitted as permitted by the rules and regulations of the SEC. For further information, please refer to the registration statement which may be read and copied in the manner and at the sources described above.

Report of Independent Registered Public Accounting Firm

        To the Board of Directors and Shareholders of MedicalCV, Inc.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of MedicalCV, Inc. at April 30, 2003 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has sustained losses and negative cash flows from operations in recent years and has insufficient funds to finance its working capital and capital expenditure needs, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PRICEWATERHOUSECOOPERS LLP PricewaterhouseCoopers LLP Minneapolis, Minnesota June 4, 2004, except for the sixth paragraph of Note 5 as to which the date is June 30, 2004

MEDICALCV, INC.

Consolidated Balance Sheets

	April 30,
	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	$184,227	$659,856
Trade accounts receivable, net	1,472,995	1,495,401
Inventories	2,782,613	2,518,698
Prepaid expenses and other current assets	183,856	211,816

Total current assets	4,623,691	4,885,771

Property, plant and equipment, net	1,368,240	1,135,618
Deferred financing costs	62,989	74,605

Total assets	$6,054,920	$6,095,994

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$895,405	$1,498,848
Short-term debt with related party	943,333	—
Current portion of related party lease obligation	273,843	288,995
Note payable	485,708
Current portion of capital lease obligations	42,069	—
Accrued expenses	813,539	266,671

Total current liabilities	2,968,189	2,540,222

Long-term debt		3,443,333
Related party lease obligation, less current portion	3,472,661	3,166,425
Shareholders' equity (deficit):
Preferred stock, $.01 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock; $.01 par value; 95,000,000 shares authorized; 7,843,834 and 9,189,933 shares issued and outstanding as of April 30, 2003 and 2004, respectively	78,438	91,899
Additional paid-in capital	16,613,337	20,168,133
Deferred stock-based compensation	(4,610)	(1,933)
Accumulated deficit	(17,073,095)	(23,312,085)

Total shareholders' equity (deficit)	(385,930)	(3,053,986)

Total liabilities and shareholders' equity (deficit)	$6,054,920	$6,095,994

The accompanying notes are an integral part of the consolidated financial statements.

MEDICALCV, INC.

Consolidated Statement of Operations

	Year ended April 30,
	2003	2004
Net sales	$2,578,063	$3,410,975
Cost of goods sold	1,807,402	2,204,993

Gross profit	770,661	1,205,982

Operating expenses:
Sales and marketing	2,307,769	1,996,406
General and administrative	1,834,418	2,395,062
Engineering and regulatory	876,686	910,646

Total operating expenses	5,018,873	5,302,114

Loss from operations	(4,248,212)	(4,096,132)

Other (expense) income:
Interest expense	(467,315)	(918,027)
Interest income	12,705	4,993
Other expenses, net	35,113	(1,229,824)

Total other expense, net	(419,497)	(2,142,858)

Net loss	$(4,667,709)	$(6,238,990)

Basic and diluted net loss per share	$(.60)	$(.78)

Weighted average shares used in computing basic and diluted net loss per share	7,843,834	8,046,736

The accompanying notes are an integral part of these financial statements.

MEDICALCV, INC.

Consolidated Statements of Changes in Shareholders' Equity (Deficit)

	Common Stock
			Additional Paid-in Capital	Deferred Stock-Based Compensation	(Accumulated Deficit)
	Shares	Amount				Total
Total, April 30, 2002	7,843,834	$78,438	$16,362,050	$(9,062)	$(12,405,386)	$4,026,040
Net loss					(4,667,709)	(4,667,709)
Amortization of stock-based compensation				4,452		4,452
Stock options issued to consultants			20,329			20,329
Warrants issued in connection with sale-leaseback transaction			89,602			89,602
Warrants issued in connection with short-term debt with related party			128,995			128,995
Warrants issued in connection with technology purchase			12,361			12,361

Net loss					(4,667,709)	(4,667,709)
Total, April 30, 2003	7,843,834	$78,438	$16,613,337	$(4,610)	$(17,073,095)	$(385,930)

Amortization of stock-based compensation				$2,677		$$2,677
Common stock issued below market value to Director for cash	85,714	857	$122,571			123,428
Stock options issued to consultants			$72,915			72,915
Warrants issued to lenders			1,740,560			1,740,560
Warrants issued for LightWave technology (Note 10)			31,280			31,280
Common stock issued for LightWave technology (Note 10)	15,000	150	7,500			7,650
Common stock issued for services	55,522	555	33,445			34,000
Common stock and warrants issued for cash, net of offering costs of $190,675	1,189,863	11,899	1,546,525			1,558,424
Net Loss					(6,238,990)	(6,238,990)

Total, April 30, 2004	9,189,933	$91,899	$20,168,133	$(1,933)	$(23,312,085)	(3,053,986)

The accompanying notes are an integral part of these financial statements.

MEDICALCV, INC.

Consolidated Statement of Cash Flows

	Year ended April 30,
	2003	2004
Cash flows from operating activities:
Net loss	$(4,667,709)	$(6,238,990)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	335,873	314,056
Provision for doubtful accounts	47,132	12,649
Return of inventory (Note 4)	(92,000)
Provision for inventory obsolescence		125,563
Common stock sold below market value to Director	—	63,428
Stock-based compensation	24,780	75,592
Warrants and common stock issued in connection with technology purchase	12,361	38,930
Common stock issued for services	—	34,000
Interest and other expense associated with warrant grants	201,855	1,726,268
Changes in assets and liabilities:
Accounts receivable	(261,511)	(35,055)
Inventories	(368,078)	138,352
Prepaid expenses and other assets	(169,875)	(27,960)
Accounts payable	305,885	603,443
Accrued expenses	321,779	(546,868)

Net cash used in operating activities	(4,309,507)	(3,716,592)

Cash flows from investing activities:
Purchase of property, plant and equipment	(128,960)	(81,434)

Net cash used in investing activities	(128,960)	(81,434)

Cash flows from financing activities:
Deferred financing costs	—	(11,616)
Proceeds from issuance of common stock and warrants, net of offering costs	—	1,618,424
Borrowings on line of credit with related party		—
Borrowings on debt with related party	60,000	—
Principal payments on debt with related party	(360,000)	—
Borrowings on long term debt	—	3,150,000
Principal payments on long-term debt	(42,460)	(150,000)
Proceeds from sale-leaseback transaction with related party, net	1,000,000	—
Principal payments under related party lease obligation	1,243,333	(291,084)
Principal payments on capital lease obligations	(59,854)	(42,069)
Net cash provided by financing activities	1,841,019	4,273,655

Net increase (decrease) in cash and cash equivalents	(2,597,448)	475,629
Cash and cash equivalents at beginning of year	2,781,675	184,227

Cash and cash equivalents at end of year	$184,227	$659,856

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$265,460	$396,442
Non-cash investing and financing activities:
Warrants issued in connection with sale-leaseback transaction with related party	89,602
Assumption of line of credit obligation by purchaser	2,500,000
Assumption of Dakota Electric and Dakota County debt by purchaser	336,105

The accompanying notes are an integral part of these financial statements.

MEDICALCV, INC.

Notes to Consolidated Financial Statements

1.     Business Description

        MedicalCV, Inc. (the "Company") is a corporation engaged in the manufacture and marketing of cardiovascular surgery devices primarily in Europe, South Asia, the Middle East and the Far East. The primary product of the Company is a mechanical heart valve.

        The Company's consolidated financial statements for the year ended April 30, 2004, have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company has sustained losses and negative cash flows from operations in recent years and expects these conditions to continue for the foreseeable future. At April 30, 2004, the Company had an accumulated deficit of $23,312,085 and had insufficient funds to finance its working capital and capital expenditure needs and to meet its debt service requirements. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company is currently pursuing the refinancing of its debt and seeking other financing, in addition to the equity sales described in Note 16, to fund its operations and working capital requirements. If the Company is unable to refinance its debt and obtain additional funds in the second quarter of fiscal year 2005, it will be required to significantly revise its business plans and drastically reduce operating expenditures such that it may not be able to develop or enhance its products, gain market share in the United States of America or respond to competitive pressures or unanticipated requirements, which could seriously harm its business, financial position and results of operations.

        The Company is subject to risks and uncertainties common to medical technology-based companies, including rapid technological change, dependence on one principal product, new product development and acceptance, actions of competitors, dependence on key personnel and United States of America market penetration.

2.     Summary of Significant Accounting Policies

Principles of Consolidation

        The Company's consolidated financial statements include the accounts of MedicalCV, Inc. and its wholly-owned subsidiary, CVD International, Inc., which was liquidated in fiscal year 2003 with no material impact to the financial statements. All significant inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, trade accounts receivable, short and long term debt and accounts payable for which the current carrying amounts approximate fair value. The interest rates currently available to the Company approximate current rates for debt agreements with similar terms and average maturities.

Cash and Cash Equivalents

        Cash and cash equivalents consist of checking accounts and a money market account, all of which are held in two depository institutions. The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value because of the short maturity of these instruments. Deposits in these institutions may exceed the amount of federal insurance provided on such deposits.

Inventories

        Inventories consist of various mechanical heart valves and other medical items that are stated at the lower of cost or market, with cost determined utilizing standard costs, which approximate the first-in, first-out method of inventory valuation.

Property, Plant and Equipment

        Property, plant and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets. The building is depreciated over a 30-year life. Machinery and equipment, furniture and fixtures, tooling and software are depreciated over five-year lives. Maintenance and repairs are charged to current operations when incurred. The cost and related accumulated depreciation or amortization of assets disposed of are removed from the related accounts and any resulting gains or losses are included in the statement of operations.

Long-Lived Assets

        The Company periodically evaluates the carrying value of long-lived assets to be held and used, including but not limited to, capital assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost to dispose. No losses from impairment have been recognized in the consolidated financial statements.

Revenue Recognition

        The Company recognizes revenue using guidance from SEC Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements." Revenue from the sale of its mechanical heart valves is recognized provided that the Company has received a written order, the price is fixed, title has transferred, collection of the resulting receivable is probable and there are no remaining obligations. Transfer of title occurs for substantially all international sales upon shipment. The Company's products are not subject to any customer acceptance process. There are no rights of return unless the product does not perform according to specifications. In the United States, valves are consigned to hospitals and the sale is recorded when the hospital notifies the Company of patient implant. In prior periods, marketing support was paid to distributors in some markets. Such payments are reported as a reduction in revenues in accordance with EITF 01-9.

Research and Development

        Research and development costs are expensed as incurred.

Stock-Based Compensation

        The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its interpretations and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123."

        The Company has adopted the disclosure provisions of SFAS No. 123 for employee stock-based compensation. For purposes of the pro forma disclosures below, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost for the Company's stock options been recognized based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net loss would have been adjusted to the pro forma amounts indicated in the following table:

	For the Years Ended April 30,
	2003	2004
Net loss reported	$(4,667,709)	$(6,238,990)
Less: Pro forma stock based employee compensation cost	(294,142)	(364,946)
Net loss—pro forma	(4,961,851)	(6,603,936)
Net loss per common share—basic and diluted
As reported	(.60)	(.78)
Pro forma	$(.63)	$(.83)

Income Taxes

        Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Income tax expense or benefit is the tax payable or refundable for the year and the change during the year in deferred tax assets and liabilities.

Comprehensive Income (Loss)

        Comprehensive income (loss) includes net income (loss) and items defined as other comprehensive income (loss). Items defined as other comprehensive income (loss) include items such as foreign currency translation adjustments and unrealized gains and losses on certain marketable securities. For the years ended April 30, 2003 and 2004, there were no adjustments to net loss to arrive at comprehensive loss.

Concentration of Credit Risk

        At April 30, 2003 and 2004, approximately 37.9 percent and 35.7 percent, respectively, of the Company's accounts receivable were due from one distributor in each respective fiscal year (see Note 13). The Company generally requires no collateral from its customers with respect to trade accounts receivable. The Company maintains an allowance for doubtful accounts based upon its historical experience and the expected collectibility of all accounts receivable.

Net Income (Loss) Per Share

        Basic net income (loss) per common share is computed using net income (loss) and the weighted-average number of shares of common stock outstanding. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. Diluted net loss per common share does not differ from basic net loss per common share in the years ended April 30, 2003 and 2004 since 4,300,940 and 7,492,905 respectively, of potential dilutive shares of common stock from the exercise of stock options and warrants were excluded from the computation because the effect of including them in the loss per share computation would have been anti-dilutive.

3.     Supplemental Financial Statement Information

        Certain balance sheet components consist of the following at April 30:

Trade Accounts Receivable, Net	2003	2004
Related parties	$557,899	$533,402
Other	1,028,391	1,064,868
Allowance for doubtful accounts	(113,295)	(102,869)

	$1,472,995	$1,495,401

Inventories	2003	2004
Raw materials	$377,961	$97,074
Work-in-process	529,668	216,324
Finished goods	1,874,984	2,205,300

	$2,782,613	$2,518,698

Property, Plant and Equipment, Net	2003	2004
Land	$182,000	$182,000
Building	1,251,601	1,251,601
Machinery and equipment	1,558,442	1,593,132
Furniture and fixtures	182,243	229,814
Tooling	116,363	116,363
Software	146,159	147,332

	3,438,808	3,520,242
Accumulated depreciation and amortization	(2,070,568)	(2,384,624)

	$1,368,240	$1,135,618

4.     Return of Inventory

        During the quarter ended July 31, 2002, the Company obtained inventories from two former international distributors. The heart valves were sold to these customers during fiscal year 2000 and the first half of fiscal year 2001. Due to financial difficulties experienced by these distributors, the Company provided allowances for the remaining uncollected accounts receivable balances in fiscal years 2001 and 2002. The Company did not anticipate the return of these products at the time the uncollectible accounts were established. Upon obtaining title to the heart valves from these former distributors during the quarter ended July 31, 2002, the Company increased its inventories and recorded a recovery of its prior provision for doubtful accounts which reduced its general and administrative costs for the year ended April 30, 2003, by $92,000 representing the cost of the returned inventories.

5.     Debt with Related Parties and Note Payable

Debt with Related Parties

        In January 2003, the Company established a discretionary line of credit with PKM Properties, LLC (PKM), an entity controlled by Paul K. Miller. Mr. Miller serves on the Company's Board of Directors and is its largest shareholder. This line of credit was initially scheduled to mature on April 17, 2003. On April 15, 2003, the maturity date was extended to September 17, 2003. As of April 30, 2003 and 2004, the Company had borrowed $943,333 under the line of credit. In addition, the Company incurred direct financing costs of $67,828, which were amortized to interest expense over the original three-month term of the line of credit. The line of credit bore interest at the higher of 7 percent or 1 percent above a bank reference rate (7 percent as of April 30, 2003). The Company issued PKM a second mortgage on the Company's real estate and a security interest in all remaining assets of the Company. In October 2003, the Company amended the discretionary line of credit with PKM originally established in January 2003 to extend the maturity date to May 27, 2004, and to increase the interest rate to a fixed rate of 10 percent. Additionally, on February 3, 2004, the maturity date of the line of credit was extended to June 30, 2005. In connection with the original line of credit, the Company issued a warrant to PKM with a five-year term to purchase 350,000 shares of the Company's common stock at an exercise price of $0.596 per share. The fair value of the warrants of $128,995 was amortized to interest expense over the original three-month term of the line of credit.

        On July 8, 2003, the Company entered into a $1.0 million term debt agreement with PKM. Pursuant to the agreement, the Company borrowed $764,728 during the first quarter of fiscal year 2003 and borrowed the final draw of $235,272 on August 20, 2003. The debt, which is collateralized by substantially all of the Company's assets, bears interest at a rate of 10 percent per year, with an original maturity date of May 27, 2004. In connection with the first quarter borrowings, the Company issued a warrant to PKM with a ten-year term for the purchase of 320,178 shares of the Company's common stock at an exercise price of $0.70 per share. The Company also issued a warrant to purchase an additional 60,179 shares of the Company's common stock on the same terms in conjunction with the final draw on August 20, 2003. In connection with this financing, on July 8, 2003, the Company agreed to extend the term of 700,000 previously issued warrants from five years to ten years. The allocated fair value of the warrants issued prior to July 31, 2003, and the incremental value of the existing warrants was $383,361, and has been reported as a discount on the borrowings under the term debt. This discount, which was presented as a reduction of the carrying value of the debt on the consolidated balance sheet, was being amortized as interest expense over the eleven-month term of the debt. In addition, the Company incurred direct and incremental costs of $65,000 in completing the debt arrangement, which were included in deferred financing costs and were being amortized as interest expense over the original eleven-month term of the debt. On February 3, 2004, the maturity date of the term debt was extended to June 30, 2005.

        In connection with the extension, the Company issued a warrant to PKM with a ten-year term for the purchase of 330,933 shares of the Company's common stock at an exercise price of $2.00 per share. The fair value of the warrants issued was $598,179.

        In November 2003, the Company amended the one-year $1.0 million term debt agreement with PKM, initiated on July 8, 2003, to provide for an additional $500,000 of borrowings with the same terms as the July 8, 2003 financing. The Company issued, as additional consideration, a ten-year warrant to purchase up to 77,381 shares of common stock at an exercise price of $1.68 per share with terms and conditions that include weighted-average anti-dilution rights. The allocated fair value of the newly-issued warrant was $63,365 and is accounted for as a discount on the borrowings under the term debt. This discount was amortized as interest expense over the remaining term of the debt. As of April 30, 2004, the discount was fully amortized.

        On July 8, 2003, the Company also entered into a $1.0 million term debt agreement with Peter L. Hauser ("Hauser"), a principal shareholder. The Company borrowed $1.0 million under this bridge financing during the quarter ended July 31, 2003. The debt, which is collateralized by substantially all of the Company's assets pursuant to an intercreditor agreement with PKM, bears interest at a rate of 10 percent per year and had a maturity date of June 30, 2004. In connection with the term debt, the Company also issued a warrant with a ten-year term to purchase up to 380,357 shares of the Company's common stock at an exercise price of $0.70 per share. The allocated fair value of the warrant was $281,706 and was accounted for as a discount on the borrowings under the term debt. This discount, which was presented as a reduction of the carrying value of the debt on the consolidated balance sheet was being amortized as interest expense over the original twelve-month term of the debt. In addition, the Company incurred direct and incremental costs of $71,772 in completing the debt arrangement, which were included in deferred financing costs and were being amortized as interest expenses over the original twelve-month term of the debt. On February 3, 2004, the maturity date of the term debt was extended to June 30, 2005. In connection with the extension, the Company issued a warrant to Hauser with a ten-year term for the purchase of 136,000 shares of the Company's common stock at an exercise price of $2.00 per share. The fair value of the warrants issued was $245,845.

        The extensions of the maturity dates of the term debt issued to PKM and Hauser as described above was accounted for as an extinguishment of debt in accordance with EITF 96-19 "Debtor's Accounting for a Modification or Exchange of Debt Instruments." Accordingly, unamortized discounts aggregating $391,789 and the fair value of the warrants issued in connection with the maturity date extensions, amounting to $844,024, were included in the Company's determination of the debt extinguishment loss recorded in the fourth quarter of fiscal year 2004. The $1,235,813 aggregate loss from these transactions, accounted for as an extinguishment of debt, is included in other expenses, net in the consolidated statement of operations for the year ended April 30, 2004.

Note Payable

        In November 2003, the Company also entered into a loan agreement and borrowed $500,000 from Draft Co. ("Draft"), pursuant to a note that matured on June 30, 2004, which bore interest at an annual rate of 10 percent. Pursuant to an amended intercreditor agreement among PKM, Hauser, and Draft, the loan was collateralized by substantially all of the Company's assets. The Company issued the lender warrants to purchase up to 90,909 shares of common stock at an exercise price of $1.43 per share with other terms comparable to the warrants issued to PKM as described above. The allocated fair value of the newly issued warrants was $100,056 and was accounted for as a discount on the borrowings under the term debt. This discount, which is presented as a reduction of the carrying value of the debt on the consolidated balance sheet is being amortized as interest expense over the seven-month term of the debt. As of April 30, 2004, the unamortized balance of the discount was $14,292. In addition, the Company incurred direct and incremental costs of $31,850 in completing the debt arrangement, which are included in deferred financing costs and are being amortized as interest expenses over the term of the debt. The note was repaid in June of 2004.

        The Company determined the fair value of all warrants described above using the Black Scholes option pricing model and the volatility, dividend yield and risk-free interest rate assumptions identified in Note 9 over the term of the applicable warrant and using a risk-free interest rate commensurate with that term.

6.     Related Party Lease Obligation

        On April 4, 2003, the Company sold its corporate headquarters and manufacturing facility and surrounding land in Inver Grove Heights, Minnesota, to PKM (see Note 5 regarding the Company's relationship with PKM).

        In connection with the transaction, the Company received total consideration of $3.84 million consisting of (1) $1.0 million in cash, (ii) PKM's assumption of the Company's $2.5 million outstanding indebtedness to Associated Bank, and (iii) PKM's assumption of the Company's promissory note with Dakota Electric Association and land special assessments payable to Dakota County aggregating $336,105. Also in connection with the transaction, the Company issued to PKM a five-year warrant for the purchase of 350,000 shares of the Company's common stock at an exercise price of $0.625 per share. These warrants had an allocated fair value of $89,602. The Company determined the fair value of the warrants using the Black Scholes option pricing model and the volatility and dividend yield assumptions identified in Note 9 over the five-year term and using a risk-free interest rate commensurate with that term.

        Simultaneous with the sale of the facility, the Company entered into a lease with PKM to lease back the facility and a portion of the land. The lease has a ten-year initial term with options for the Company to extend the lease up to ten additional years. Under certain conditions, the Company also has an option to purchase the building at the end of the initial ten-year term at the fair value at that time.

        Due to the Company's continued involvement with the property including the ability to buy back the property at a future date, the transaction is accounted for as a financing of the property sold and leased back. Accordingly, the net book value of the facility and land sold to PKM with a net book value of $707,015 (gross value of $1,433,601 net of accumulated depreciation of $726,586) continues to be presented as part of the Company's property, plant and equipment balance (see Note 3). The related party lease obligation of $3,455,420 represents the minimum amounts due PKM for the initial ten year term discounted at 4.4 percent and additional payments to be paid to PKM for the Dakota Electric Association and Dakota County obligations assumed by PKM.

        Scheduled maturities of the related party lease obligation are as follows:

Year Ending April 30,	Amount
2005	$288,995
2006	311,155
2007	324,183
2008	334,784
2009	366,198
Thereafter	1,830,105

$3,455,420

7.     Leases

Operating Leases

        The Company leased certain manufacturing equipment under various operating lease agreements which expired at various dates in fiscal year 2004. At the end of the lease terms, the Company exercised its option to return the equipment.

        Rental expense under operating leases was $21,935 and $6,502 in fiscal years 2003 and 2004, respectively.

Capital Leases

        The Company leased certain manufacturing equipment under various capital leases. The equipment was leased under agreements expiring through fiscal year 2004 with implicit interest rates ranging from 8.9 percent to 10 percent. At the end of the lease term, the Company elected to purchase the equipment under bargain purchase options. The leases were collateralized by the underlying equipment with a total cost of $181,420 and accumulated amortization of $125,998 and $156,234 at April 30, 2003 and 2004, respectively.

        As of April 30, 2004, the Company had no remaining lease payments due under capital lease obligations.

8.     Income Taxes

        The components of deferred income taxes at April 30 are as follows:

	2003	2004
Federal net operating loss carryforwards	$4,706,100	$7,022,085
Research and experimentation credit carryforwards	524,200	466,533
State net operating loss carryforwards	243,400	300,032
Other carryforwards	76,700	12,696
Inventories	57,200	96,045
Allowance for uncollectible accounts	118,400	37,033
Property, plant and equipment	80,600	(289,293)
Accrued expenses and other	15,300	14,609

Total deferred tax assets	5,821,900	7,659,740
Valuation allowance	(5,821,900)	(7,659,740)

Net deferred tax asset	$—	$—

        The Company has established valuation allowances to fully offset tax assets due to uncertainty about the Company's ability to generate the future taxable income necessary to realize these deferred tax assets, particularly in light of the Company's recent history of significant operating losses. In addition, future utilization of available net operating loss carryforwards may be limited under Internal Revenue Code Section 382 as a result of changes in ownership that have or may result from the issuance of common stock or common stock options and warrants.

        The Company's federal net operating loss carryforwards of approximately $19,505,792 and state net operating loss carryforwards of $5,636,061 expire in various fiscal years from 2014 through 2024. Available research and experimentation credit carryforwards at April 30, 2004 represent federal and state amounts of $354,603 and $111,930, respectively, with expiration dates in fiscal years 2010 through 2021.

9.     Shareholders' Equity (Deficit)

Common Stock

        On November 27, 2001, the Company closed on its initial public offering. In connection with the initial public offering, the Company issued 1,500,000 units at a price of $4.50 per unit for gross proceeds of $6,750,000. After offering costs, the Company received net proceeds of $5,396,485. Each unit consisted of one share of common stock and one redeemable Class A Warrant. Each Class A Warrant became exercisable and separable from the common stock on May 20, 2003. The holder of each Class A Warrant is entitled to purchase, at any time until November 20, 2004, one share of common stock at an exercise price of $6.50 per share, subject to customary anti-dilution adjustments. The Company may redeem the Class A Warrants for $0.01 per warrant at any time, upon ten business days' written notice, if the closing price of the Company's common stock or units exceeds $8.50, subject to customary anti-dilution adjustments, for any ten consecutive trading days before such notice.

        During the fourth quarter of fiscal year 2004 the Company closed on the private sale of 1,189,863 units for $1.47 per unit. Each unit consisted of one share of common stock and one five-year warrant to purchase a common share for $1.60 per share. Proceeds from the offering, net of offering costs of $190,675, were $1,558,424. In addition to cash commissions included in the offering costs, the Company issued to the private placement agents 190,378 five-year warrants to purchase common stock for $1.8375 per share.

        During the year ended April 30, 2004 the Company issued 55,522 shares of common stock to various consultants in exchange for services. The fair value of these shares was expensed and is included in operating expenses for the year ended April 30, 2004.

        In September of 2003, the Company sold 85,714 shares of common stock to the Chairman of the Board for $0.70 per share. The excess of the fair value of these shares over the selling price ($ 63,428) has been reported as an operating expense for the year ended April 30, 2004.

        As discussed in Note 10, during the year ended April 30, 2004 the Company issued 15,000 shares of common stock in connection with a technology purchase agreement.

Stock Options

        The Company's shareholders have authorized the issuance of stock options for the aggregate purchase of 2,744,861 shares of common stock under various plans covering certain employees, members of the Board of Directors and certain independent contractors approved by the Board of Directors. Options are typically granted at prices not less than fair market value at the date of grant. Options generally become exercisable between one to three years after grant date and have a maximum term of three to ten years depending on the plan.

        The following is a summary of stock option activity with respect to the Company's various plans and includes option activity for employees, directors and non-employees:

	Options	Weighted Average Exercise Price Per Share
Outstanding, April 30, 2002	1,041,390	$3.46
Granted	179,500	..75
Expired	(134,950)	3.89

Outstanding, April 30, 2003	1,085,940	$3.46
Granted	260,127	1.28
Expired	(94,340)	5.00

Outstanding, April 30, 2004	1,251,727	$2.65

        At April 30, 2003 and 2004, 603,034 and 944,768 options, respectively, were available for grant under the Company's stock option plans. On August 9, 2001, the Company's shareholders approved the 2001 Equity Incentive Plan (2001 Plan) and reserved 500,000 shares of common stock for issuance upon exercise of stock options to be granted under the 2001 Plan to employees, officers, consultants, advisors, employee and non-employee directors and employees of certain related entities. The number of shares reserved for issuance under the 2001 Plan increases on January 1 of each year by the greater of 50,000 shares or 3.5 percent of the outstanding shares of the Company's common stock on such date, unless the Board of Directors sets the increase at a lower number of shares. On January 1, 2003 and 2004, the number of shares available under the 2001 Plan increased by 274,534 shares and 279,827 shares, respectively, pursuant to the foregoing provision.

        The following table summarizes information about stock options outstanding and exercisable at April 30, 2004:

	Options Outstanding
		Weighted Average Remaining Contractual Life (Years)		Options Exercisable
Range of Exercise Prices	Number Outstanding		Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.30 - $1.76	353,143	7.30	$0.92	219,021	$1.10
$2.16 - $5.00	898,584	3.14	$3.32	681,284	$3.53

	1,251,727			900,305

        During the years ended April 30, 2003 and 2004, the Company issued four and ten-year options to purchase an aggregate of 42,500 and 167,643 shares of the Company's common stock at exercise prices of $0.51 to $0.87 and $0.30 to $1.68 per share, respectively, to certain non-employees who provided technical advisory services to the Company. The aggregate fair value of the options using the Black-Scholes valuation model was $20,329 and $189,312 and were fully expensed in fiscal years 2003 and 2004. The following assumptions were used to value the options for the years ended April 30, 2003 and 2004:

	2003	2004
Dividend yield rate	0 percent	0 percent
Risk free interest rate	3.26 percent	3.80 percent
Expected life	4 to 10 years	5 to 10 years
Volatility	85 percent	118 percent

        The Company is amortizing this deferred compensation over the vesting periods of the related stock options, which generally range from three to five years. This compensation is recognized on an accelerated basis in accordance with FASB Interpretation (FIN) No. 28. Compensation expense relating to stock options granted below fair market value of $4,452 and $2,677 was recognized during the years ended April 30, 2003 and 2004.

        The Company used the Black-Scholes option pricing model and the following assumptions for purposes of measuring the fair value of stock options issued to employees as disclosed in Note 1 to the Consolidated financial statements for the years ended April 30, 2003 and 2004:

	2003	2004
Dividend yield rate	0 percent	0 percent
Risk free interest rate	3.26 percent	3.80 percent
Expected life	4 to 10 years	5 to 10 years
Volatility	85 percent	118 percent

Stock Warrants

        At April 30, 2003 and 2004, the Company had outstanding and exercisable warrants to purchase 3,440,000 and 6,241,178 shares, respectively, of the Company's common stock at prices ranging from $0.60 to $6.75 per share. The warrants expire at various dates through February 3, 2014. At April 30, 2003 and 2004, the weighted average remaining contractual life of the warrants was 1.68 and 4.77 years and the weighted average exercise price of the warrants was $4.58 and $3.27, respectively.

        As discussed above under "Common Stock" during the fourth quarter of fiscal year 2004, the Company issued 1,189,863 warrants to purchase common stock to investors and issued 190,378 warrants to purchase common stock to agents of the Company's private placement.

        As discussed in Note 5, the Company issued to certain lenders and a lessor, warrants to purchase 1,395,937 common shares during the year ended April 30, 2004 and warrants to purchase 700,000 common shares during the year ended April 30, 2003.

        As discussed in Note 10, during the year ended April 30, 2004, the Company issued a seven-year warrant to purchase 25,000 shares of common stock in connection with a technology purchase agreement.

10.   Atrial Fibrillation Technology Purchase Agreement

        The Company entered into an agreement with LightWave Ablation Systems, Inc. ("LightWave") in August 2003 to purchase technology for the treatment of atrial fibrillation. Upon closing, the Company issued 15,000 shares of common stock and a seven-year warrant to purchase up to 25,000 shares of common stock for $1.46 per share, and made an initial payment of $10,000 to LightWave for the worldwide technology distribution rights. The Company made an additional payment of $15,000 in the fourth quarter of fiscal year 2004 when LightWave achieved certain U.S. regulatory milestones. The Company is obligated to pay LightWave an additional $15,000 in April 2005, or earlier if the Company achieves certain European regulatory approvals. In addition, the Company is required to pay up to an additional $510,000 and to issue warrants to purchase up to an additional 75,000 common shares at $1.46 per share in the event that the Company meets certain development and sales milestones related to the acquired technology. The Company has recorded a research and development charge of $83,930 in the fiscal year ended April 30, 2004, to reflect the fair value of the common shares issued, the cash issued and issuable and the fair value of the common stock and warrants issued to LightWave. At April 30, 2004, the accrued future cash payments of $15,000 are included in accrued expenses.

11.   Research and Development Costs

        Research and Development costs principally consist of engineering costs, included as part of engineering and regulatory in the Consolidated Statement of Operations, totaled $558,141 and $762,525 for the fiscal years ended April 30, 2003 and 2004, respectively. Research and Development costs relate primarily to product and process development initiatives.

12.   Supply Agreement

        In July 1998, the Company entered into a three-year supply agreement with Snia S.p.A. Carbomedics, Inc. ("Carbomedics"), the source of certain raw material components associated with the manufacture of certain of the Company's heart valves. The supply agreement was extended for an additional two years in March 2001, and expired December 31, 2003.

        This agreement provided that the Company purchase a minimum number of raw material units each calendar year through 2003. Under the terms of the agreement, the Company is required to compensate Carbomedics for any purchase shortfalls up to a maximum of $200,000 per year. The Company has not met the minimum purchase requirement for the last four calendar years. As a result, the Company expensed $138,738 and $147,434 related to these purchase shortfalls to cost of goods sold in fiscal years 2003 and 2004, respectively. This agreement was not renewed by the Company following its expiration in December 2003.

13.   Segment and Related Party Information

        The Company views its operations and manages its business as one segment, the manufacturing and marketing of cardiothoracic surgery devices. Factors used to identify the Company's single operating segment include the organizational structure of the Company and the financial information available for evaluation by the chief operating decision maker. The following table summarizes net sales by geographic area:

	For the Years Ended April 30,
	2003	2004
Europe	$1,471,015	$1,462,385
South Asia	414,455	479,035
Middle East	342,585	463,382
Far East	60,348	48,854
Other	40,960	316,341
United States	248,700	640,978

Total	$2,578,063	$3,410,975

        At April 30, 2003 and 2004, substantially all of the Company's operations and assets were based in the United States.

        The Company distributes its products primarily through distributor organizations that, in turn, market the product directly to medical institutions. One of these distributors is a shareholder of the Company with an ownership interest of approximately 6.6 percent. An affiliate of this shareholder distributor is also a member of the Company's Board of Directors. Sales to distributors that individually account for 10 percent or more of the Company's net sales in each respective fiscal year are as follows:

	2003	2004
Distributor #1 (shareholder)	$762,842	$1,002,622
Distributor #2	319,985	351,641
Distributor #3	347,085	348,555
Distributor #4	319,000	198,600

        Accounts receivable from distributor #1 at April 30, 2003 and 2004, totaled $557,899 and $533,402, respectively.

14.   Spin-off of UROPACE

        On November 1, 2000, the Company completed the spin-off of UROPACE, Inc. (UROPACE), a subsidiary of the Company, to the existing shareholders of the Company.

        As a part of this spin-off, the Company agreed to loan UROPACE up to $356,250 at a variable interest rate. Principal and interest on the note was payable in installments equal to 5 percent of UROPACE's future annual net sales until the note and interest was paid in full. The Company had loaned UROPACE $235,000 at April 30, 2003. Due to the development stage of UROPACE and the uncertainty associated with the collection of this amount, the Company recorded an allowance for the entire balance of the loan during the year ended April 30, 2003, and wrote off the entire balance during the year ended April 30, 2004.

15.   Savings and Retirement Plan

        The Company sponsors a 401(k) savings and retirement plan (the Plan) which is available to all eligible employees. Under the Plan, the Company may make a discretionary contribution to the Plan upon approval by the Company's Board of Directors. Employees are fully vested in their own contributions and earnings thereon and become fully vested in the Company's contributions and earnings thereon after three years of service. The Company made contributions to the Plan of $21,504 and $19,662 in fiscal years 2003 and 2004, respectively.

16.   Subsequent Event-Equity Sale

        On May 21, 2004, the Company closed on the private sale of units, each consisting of one share of common stock and one warrant to purchase one share of common stock. For a price of $1.47 per unit, the Company issued 1,540,900 shares of common stock and 1,540,900 five year warrants for the purchase of common shares of stock at $1.60 per share. Gross proceeds totaled $2,265,123. In connection with this sale, the Company issued to the agent a five year warrant to purchase 123,272 units at an exercise price of $1.8375 per unit, and the Company paid the agent a cash commission of $181,210, and an expense allowance of $67,954. The warrants underlying the unit warrants issued to the agent are exercisable for a period of five years at an exercise price of $1.8375 per share.

MEDICALCV, INC.

Unaudited Consolidated Balance Sheet

January 31, 2005
(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$197,279
Trade accounts receivable, net	468,240
Inventories	1,025,552
Prepaid expenses and other assets	96,581

Total current assets	$1,787,652
Property, plant and equipment, net	1,077,213
Deferred financing costs, net	60,044

Total assets	$2,924,909

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$1,264,573
Accrued expenses	443,683
Current portion of long-term debt with related parties and shareholders	3,443,333
Current portion of related party lease obligations	295,124
Short term convertible notes payable and note payable to related party	851,031

Total current liabilities	$6,297,744
Related party lease obligations, less current portion	2,954,444

Total liabilities	$9,252,188

Shareholders' deficit:
Preferred stock, $.01 par value; 5,000,000 shares authorized; no shares issued and outstanding
Common stock; $.01 par value; 95,000,000 shares authorized; 10,733,333 shares issued and outstanding	$107,333
Additional paid-in capital	22,557,866
Deferred stock-based compensation	(681)
Accumulated deficit	(28,991,797)

Total shareholders' deficit	$(6,327,279)

Total liabilities and shareholders' deficit	$2,924,909

The accompanying notes are an integral part of these financial statements.

MEDICALCV, INC.

Consolidated Statements of Operation

(unaudited)

	Nine Months Ended January 31,
	2004	2005
Net sales	$2,544,494	$1,805,658
Cost of goods sold	1,404,436	2,529,457

Gross profit (loss)	$1,140,058	$(723,799)
Operating expenses:
Sales and marketing	1,502,308	796,713
General and administrative	1,830,617	2,487,348
Engineering and regulatory	684,219	1,250,443

Total operating expenses	$4,017,144	$4,534,504

Loss from operations	$(2,877,086)	$(5,258,303)

Other (expense) income:
Interest expense	(828,119)	(429,715)
Interest income	4,993	3,711
Other (expense) income	6,038	4,595

Total other expense	$(817,088)	$(421,409)
Net loss	$(3,694,174)	$(5,679,712)
Basic and diluted net loss per share	$(0.42)	$(0.54)

Weighted average shares used in computing basic and diluted net loss per share	8,737,214	10,613,627

The accompanying notes are an integral part of these financial statements

MEDICALCV, INC.

Consolidated Statements of Cash Flows

(unaudited)

	Nine Months Ended January 31,
	2004	2005
Cash flows from operating activities:
Net loss	$(3,694,924)	$(5,679,712)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	236,352	236,595
Provision for doubtful accounts	(33,451)	220,281
Provision for inventory obsolescence	—	1,277,691
Warrant expense related to purchase of technology	31,280	18,373
Stock-based compensation	178,417	249,048
Interest expense related to issued warrants and amortization of loan origination costs	630,909	62,339
Changes in assets and liabilities:
Accounts receivable	138,598	806,880
Inventories	(63,195)	215,455
Prepaid expenses and other assets	53,059	144,795
Accounts payable	357,549	(234,275)
Accrued expenses	(489,544)	177,012

Net cash used in operating activities	$(2,654,950)	$(2,505,518)

Cash flows from investing activities:
Purchase of property, plant and equipment	$(6,852)	$(201,313)
Proceeds from the sale of property, plant and equipment	—	23,123

Net cash used in investing activities	$(6,852)	$(178,190)

Cash flows from financing activities:
Borrowings under term debt arrangements	3,293,038	925,000
Deferred financing costs	(210,424)	—
Proceeds from the issuance of common stock and warrants, net of offering costs	96,650	2,000,608
Proceeds from option exercise	—	1,375
Payments of long-term debt	—	(500,000)
Principal payments under capital lease obligations	(42,069)	—
Principal payments under related party lease obligations	(508,456)	(205,852)

Net cash provided by financing activities	$2,628,739	$2,221,131

Net decrease in cash and cash equivalents	(33,063)	(462,577)
Cash and cash equivalents at beginning of year	184,227	659,856

Cash and cash equivalents at end of period	$151,164	$197,279

Non-cash investing and financing activities
Cash paid for interest	$420,966	$345,387
Discount on convertible subordinated bridge notes related to warrants granted in connection with the notes	896,536	48,047

The accompanying notes are an integral part of these financial statements.

MEDICALCV, INC.

Notes to Consolidated Financial Statements

1.     Basis of Financial Statement Presentation

        The accompanying unaudited consolidated financial statements included herein have been prepared by MedicalCV, Inc. (the "Company") in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements and the notes thereto as of and for the year ended April 30, 2004, included elsewhere in this prospectus.

        The consolidated balance sheet as of January 31, 2005, the consolidated statements of operations for the nine months ended January 31, 2004 and 2005 and the consolidated statements of cash flows for the nine months ended January 31, 2004 and 2005 include, in the opinion of management, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial results for the respective interim periods and are not necessarily indicative of results of operations to be expected for the entire fiscal year ending April 30, 2005.

        As of January 31, 2005, certain equipment with a carrying value of $152,500, that was previously included in other long-term assets, was placed into use at customer sites. Accordingly, the Company has reclassified this equipment into property, plant and equipment and is depreciating it over its estimated useful life of 18 months.

2.     Going Concern

        The Company's consolidated financial statements for the nine months ended January 31, 2005, have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company has sustained losses and negative cash flows from operations in recent years and expects these conditions to continue for the foreseeable future. At January 31, 2005, the Company had an accumulated deficit of $28,991,797 and had insufficient funds to finance its working capital and capital expenditure needs. These matters raise substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to obtain additional funds, it will be required to significantly revise its business plans and drastically reduce operating expenditures such that it may not be able to develop or enhance its products, gain market share or respond to competitive pressures or unanticipated requirements, which could seriously harm its business, financial position and results of operations. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        On April 1, 2005, the Company received net cash proceeds of approximately $12.8 million from the sale of 5% Series A Convertible Preferred Stock. In addition, the Company completed the conversion of $4,402,000 of debt and accrued interest into 5% Series A Convertible Preferred Stock, including $4,294,364 of debt, net of discounts, included in the unaudited consolidated balance sheet at January 31, 2005. See note 10, for more information regarding these transactions.

        The Company is subject to risks and uncertainties common to medical technology-based companies, including rapid technological change, dependence on one principal product, new product development and acceptance, actions of competitors, dependence on key personnel and market penetration.

3.     Stock-based Compensation

        The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123."

        For purposes of the pro forma disclosures below, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost for the Company's stock options been recognized based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net loss would have been adjusted to the pro forma amounts indicated below:

	For the Nine Months Ended January 31,
	2004	2005
Net loss reported	$(3,694,925)	$(5,611,758)
Less: Pro-forma stock-based employee compensation cost	(259,954)	(211,066)
Net loss—pro forma	(3,954,879)	(5,822,824)
Net loss per common share—basic and diluted
As reported	(.42)	(.53)
Pro Forma	(.45)	(.55)

4.     Net Loss Per Share

        Net loss per share is computed under the provisions of SFAS No. 128, "Earnings Per Share." Basic net loss per common share is computed using net loss and the weighted-average number of shares of common stock outstanding. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. Diluted net loss per common share does not differ from basic net loss per common share in the nine-month periods ended January 31, 2004 and 2005, since the potentially dilutive shares are anti-dilutive. Potentially dilutive shares excluded from the calculation of diluted net loss per share relate to outstanding stock options and warrants, excluding shares issuable upon conversion of contingently convertible notes, aggregate 2,185,488 and 5,457,731 shares of the Company's common stock at January 31, 2004 and 2005, respectively.

5.     Inventories

January 31, 2005
Raw materials	$—
Work-in-process	—
Finished goods	1,025,552
$1,025,552

        During November 2004, the Company's Board of Directors approved a plan to suspend production of heart valves and authorized management to pursue options for exiting the heart valve business. During the second quarter of fiscal year 2005, the Company experienced a decline in sales of its heart valves which management believed was the result of changes to the terms of its arrangements with its distributors and to the Company's focus on exiting this business. As a result of these factors, management had determined that current sales trends indicated that the Company had excess inventories as well as inventories with carrying values in excess of their realizable values. Accordingly, during the quarter ended October 31, 2004, the Company recorded a $1,267,441 reduction in the carrying value of certain heart valve inventories. This reduction in carrying value was recorded as a charge to cost of goods sold.

        As discussed in Note 10, during April 2005, the Company announced plans to discontinue the marketing and sales of heart valves by April 30, 2005.

6.     Restructuring Charge

        In the quarter ended July 31, 2004, the Company restructured its executive management team, resulting in the termination of two employees, which resulted in a charge of approximately $214,000, to general and administrative expenses. This charge represented the amount of future severance payments due to these former employees. During the quarter ended October 31, 2004, the Company terminated an additional five employees in an effort to reduce operating costs. This restructuring resulted in approximately $46,000 of additional severance costs, which were charged to general and administrative expense. In the quarter ended January 31, 2005, the Company terminated an additional eleven employees resulting in approximately $49,000 of severance costs charged to general and administrative expense. The Company expects to pay all amounts due to these former employees by August 2005. As of January 31, 2005, $97,953 remained accrued but not paid.

Total
Restructuring charges	$214,000
Cash usage	—

Balance as of July 31, 2004	$214,000
Adjustments to provision	46,000
Cash usage	93,239

Balance as of October 31, 2004	$116,761
Adjustments to provision	48,000
Cash usage	116,808

Balance as of January 31, 2005	$97,953

7.     Equity sale

        In February, April and May, 2004, the Company conducted a private placement to accredited investors of units, each unit consisting of one share of common stock and one common stock purchase warrant to purchase one share of common stock. In this placement, 2,730,763 units were sold at $1.47 for aggregate gross proceeds of $4,014,222. During fiscal year 2004, the Company received gross proceeds from this private placement of $1,749,099. The five-year warrants sold with the common stock are exercisable to purchase an aggregate of 2,730,763 shares of common stock at an exercise price of $1.60 per share. In connection with such placement, the Company issued its agent a five-year warrant to purchase 123,272 units at an exercise price of $1.8375 per unit, paid its agent cash commissions of $181,210 and paid its agent an expense allowance of $67,954. Other offering costs totaling $13,052 were also incurred in connection with this transaction. In connection with such placement, the Company issued its finder a five-year warrant to purchase 95,189 units at an exercise price of $1.8375 per unit, paid its finder a finder's fee of $140,928 and reimbursed its finder for expenses of $4,163. The warrants underlying the unit warrants issued to the agent and the finder are exercisable for a period of five-years at an exercise price of $1.8375 per share.

8.     Segment Information

        The Company views its operations and manages its business as one segment, the development and marketing of cardiothoracic surgery devices. Factors used to identify the Company's single operating segment include the organizational structure of the Company and the financial information available for evaluation by the chief operating decision maker.

        The following table summarizes net sales by geographic area:

	Nine Months Ended January 31,
	2004	2005
Europe	$1,275,597	$900,817
South Asia	291,200	30,000
Middle East	403,591	444,860
Far East	69,270	42,234
United States	440,308	313,844
Other	61,528	73,903

TOTALS	$2,544,494	$1,805,658

9.     Debt Financing

        In December 2004 and January 2005, the Company issued convertible bridge notes totaling $425,000. The notes, which are due on May 31, 2005, bear interest at the rate of 10 percent per year and are convertible into securities to be issued in the Company's next equity financing, if any. Within 10 days of the consummation of the Company's next equity financing, if any, each note holder will be required to elect one of the following two alternatives: (1) convert the entire unpaid principal and all accrued but unpaid interest under the note into equity securities sold by the Company in its next equity financing ("Next Shares") at a price per share equal to 80 percent of the issuance price of the Next Shares, and retain the warrants issued in connection with the convertible bridge notes, or (2) surrender the note and the warrants issued in connection with the bridge notes to the Company in exchange for the issuance of a number of Next Shares and any accompanying warrants issuable in connection with the Next Shares, equal to the amount of such securities that could be purchased using the entire unpaid principal and all accrued but unpaid interest under the note.

        In connection with issuance of the convertible bridge notes, the Company issued to the note holders warrants to purchase up to 85,000 shares of common stock. The warrants, which have a five-year term, are exercisable at a price per share equal to the per share or per unit price of equity securities sold in the Company's next offering. However, such exercise price will not exceed $1.49 per share. The warrants contain anti-dilution provisions. The allocated fair value of the newly issued warrants was $79,030 and is accounted for as a discount on the borrowings. This discount, which is presented as a reduction of the carrying value of the debt on the consolidated balance sheet is being amortized as interest expense over the five-month term of the debt. As of January 31, 2005, the unamortized balance of the discount was $63,224.

        Because the convertible bridge notes provide a contingent conversion option to the note holders which will result in a beneficial conversion price if converted, the Company will record an interest charge in the event the notes are converted. The amount of this interest charge will be determined at the time of the conversion, if any. See Note 10 regarding the conversion of these convertible bridge notes in April 2005.

        On November 17, 2004, the Company entered into a discretionary credit agreement (the "October 2004 Discretionary Credit Agreement") with PKM Properties, LLC ("PKM"), an entity controlled by Paul K. Miller, one of its directors and the largest beneficial owner of its securities, covering advances by PKM of up to $500,000. The October 2004 Discretionary Credit Agreement had a maturity date of February 28, 2005, that was subsequently extended to June 30, 2005. It requires the payment of interest at a rate of 10 percent per year, and it also contains various representations and loan covenants as are customary in banking and finance transactions. The Company issued a credit note to PKM to evidence such indebtedness.

        In connection with the October 2004 Discretionary Credit Agreement, the Company entered into an intellectual property security agreement with PKM pursuant to which PKM was granted a security interest in all of the Company's intellectual property. The Company and its creditors agreed to an amendment to the first amended and restated subordination and inter-creditor agreement by and between PKM and Peter L. Hauser ("Hauser"). Pursuant to this agreement, proceeds borrowed under the October 2004 Discretionary Credit Agreement are deemed "senior debt." Further, PKM, pursuant to a waiver agreement, waived past defaults under the January 2003 Discretionary Credit Agreement and the November 2003 Credit Agreement. These defaults involved the late payments of interest and failure to send periodic financial statements. As additional consideration for the October 2004 Discretionary Credit Agreement, the Company issued to PKM a warrant with a ten-year term to purchase 34,014 shares of the Company common stock at a per share exercise price equal to the lower of (1) $1.47 or (2) the price at which the Company first sells its common stock or units (minus the value of the warrant component thereof determined at the date of sale thereof using the Black Scholes formula) after November 17, 2004, but not less than $1.00. The warrant contains anti-dilution provisions. The allocated fair value of the newly issued warrant was $42,986 and is accounted for as a discount on the borrowings. This discount, which is presented as a reduction of the carrying value of the debt on the consolidated balance sheet is being amortized as interest expense over the original four-month term of the debt. As of January 31, 2005, the unamortized balance of the discount was $10,747.

10.   Subsequent Events

        On March 3, 2005, the Company entered into a February 2005 Credit Agreement (the "Agreement") with PKM. The Agreement provides for a $500,000 discretionary credit facility under which PKM made available to the Company up to $500,000 in the form of loans bearing interest at 10 percent per year. Principal and interest were due on the amounts borrowed no later than June 16, 2005. This debt and the other amounts the Company borrowed from PKM were collateralized by substantially all of the Company's assets. As additional consideration, the Company issued to PKM a five-year warrant (the "Warrant") to purchase up to 750,000 shares of common stock at an exercise price of $0.50 per share. In connection with the Agreement, the Company also acknowledged Amendment No. 4 to the First Amended and Restated Subordination and Intercreditor Agreement (the "Amendment") by and between Hauser and PKM.

        On April 1, 2005, the Company completed the sale of 18,035 shares of Series A Convertible Preferred Stock ("Preferred Stock") for $13,633,000 in cash and the conversion of $4,402,000 of outstanding debt. With the net proceeds of the sale the Company repaid $500,000 of short term debt due to PKM. After fees, commissions and debt repayment, the Company received proceeds of approximately $12,300,000.

        The convertible bridge notes described in Note 9 were converted in connection with the Preferred Stock financing at 100 percent of the issuance price of such securities. In consideration of converting at 100 percent rather than 80 percent of the issuance price of the Preferred Stock, the note holders were permitted to retain the warrants issued to them in connection with the convertible bridge financing. The conversion of these notes will result in a charge of approximately $131,000 to interest expense in April 2005 related to the amortization of the remaining unamortized discount and the recognition of a charge related to the beneficial price that the note holders received.

        The Preferred Stock, which is non-voting, has a stated value of $1,000 and accrues cumulative dividends at a rate of 5 percent of this stated value annually. Dividends are payable quarterly but may, at the option of the Company be added to the stated value rather than paid in cash, if certain conditions are met. The Preferred Stock, including any accrued dividends, are convertible, at the option of the holders, into shares of common stock at a conversion price of $0.50 per share. In certain circumstances, the Company may have the option to require the preferred stockholders to convert their shares into common stock. In the event of a fundamental transaction, as defined, the preferred shareholders have the right to require the Company to redeem the preferred shares at their stated value, including any accrued but unpaid dividends. In the event of certain defaults, the preferred shareholders have the right to require the Company to redeem the preferred shares at 110 percent of their stated value, including any accrued but unpaid dividends. As a result of these redemption provisions, the carrying value of these preferred shares are considered to be mandatorily redeemable and will be reported as a "mezzanine" instrument on the Company's balance sheet beginning on April 30, 2005. The aggregate liquidation value of these redeemable preferred shares at April 30, 2005 will be $18,035,000. However, the carrying value of this redeemable preferred stock at April 30, 2005 is expected to be zero, net of a discount associated with the warrants issued to the shareholders, the placement agent and the finder.

        In connection with the Preferred Stock sale, the Company issued the Preferred Stock purchasers warrants for the purchase of 27,052,500 shares of common stock at $0.50 per share, and the Company also issued warrants for the purchase of 1,635,960 common shares at $0.50 per share to the Preferred Stock placement agent and finder. These warrants have a term of five years. The Company is required to register the common shares underlying the Preferred Stock conversion option and the purchaser warrants. If the Company does not meet certain registration deadlines, the preferred stockholders will be entitled to liquidated damages, as defined. In the event of a fundamental transaction, as defined, the warrants issued to the preferred shareholders, the placement agent and the finder, all provide the warrant holders with the right to put the warrants to the Company for cash in an amount equal to the fair value of the warrants, as determined using the Black Scholes option pricing model. As a result of this put right, the warrants will be reported at their fair value as a liability on the Company's balance sheet beginning on April 30, 2005 and future changes in the fair value of the warrant will result in charges or benefits to the Company's results of operations. The estimated fair value of these warrants at April 30, 2005 is expected to be approximately $22,271,047. Because the fair value of these warrants at April 30, 2005 exceeds the proceeds received in the Preferred Stock and warrant issuances, the excess of the fair value of the warrants over the proceeds received (including the converted debt) will be recognized as an interest charge of approximately $5,038,000 in the quarter and year ending April 30, 2005.

        The Preferred Stock provides a conversion option to the preferred shareholders which will result in a beneficial conversion price if converted. However, the Company will not record the resulting beneficial conversion charge because the carrying value of the Preferred Stock will be reduced to zero by the discount resulting from the issuance of the warrants described above. At April 30, 2005, the Preferred Stock is expected to have an aggregate liquidation value of $18,035,000.

        On April 8, 2005, the Company announced that efforts to find a buyer for the heart valve business had not been successful and that the Company would cease sales of heart valves after April 30, 2005. Management is in the process of negotiating for the sale of its remaining inventories and equipment related to the heart valve business and believes that the Company may ultimately record a material charge to operations in the fourth quarter of fiscal year 2005.

        In March 2005, the Company became aware that a patient who was utilizing the Company's heart valve had died. The Company has not received any claims related to this matter but believes that any such claim would be covered by its existing liability insurance. Based upon the expectation that insurance will cover the cost of any claims, the Company does not expect the ultimate resolution of this matter to have a material effect on the Company's financial position, results of operations or cash flows.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy any securities in any state where the offer or sale is not permitted.

Prospectus Summary	3
Summary Consolidated Financial Data	5
Risk Factors	6
Special Note Regarding Forward-Looking Statements	18
Use of Proceeds	19
Capitalization	20
Selected Consolidated Financial Data	21
Market for Common Equity and Related Shareholder Matters	22
Management's Discussion and Analysis or Plan of Operation	23
Business	38
Management and Board of Directors	50
Executive Compensation	52
Certain Relationships and Related Transactions	55
Principal Shareholders	60
Description of Securities	64
Shares Eligible for Future Sale	71
Selling Shareholders	72
Plan of Distribution	77
Legal Matters	79
Experts	79
Available Information	79
Index to Financial Statements	F-1

63,122,500 Shares

Common Stock

PROSPECTUS

May 17, 2005

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PROSPECTUS SUMMARY
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
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SUMMARY COMPENSATION TABLE
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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL SHAREHOLDERS
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PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
MEDICALCV, INC. Consolidated Balance Sheets
MEDICALCV, INC. Consolidated Statement of Operations
MEDICALCV, INC. Consolidated Statements of Changes in Shareholders' Equity (Deficit)
MEDICALCV, INC. Consolidated Statement of Cash Flows
MEDICALCV, INC. Notes to Consolidated Financial Statements
MEDICALCV, INC. Unaudited Consolidated Balance Sheet
MEDICALCV, INC. Consolidated Statements of Operation (unaudited)
MEDICALCV, INC. Consolidated Statements of Cash Flows (unaudited)
MEDICALCV, INC. Notes to Consolidated Financial Statements